Form 40-F
period 2002-12-31
AIR CANADA /QUEBEC/
filed 2003-06-02
CIK 1002819

Washington, D.C. 20549

FORM 40-F

(check one)

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002         Commission File Number 0-27096

AIR CANADA

Incorporated: Canada

Primary Standard Industrial Classification Code Number: 4512
I.R.S. Employer Identification Number: 13-1394887

7373 Cote-Vertu West Blvd., Saint-Laurent, Quebec, Canada H4Y H4
(514) 422-5000

Michel Leblanc
Manager, Payroll
Administration, U.S.
4890 West Kennedy Boulevard
Suite 250
Tampa, Florida 33609
813-287-3895
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class
Common Shares
Class A Non-Voting Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information Form          [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares outstanding at December 31, 2002
79,070,223           Common Shares
41,114,883           Class A Non-Voting Common Shares
10,000,000           Class A Convertible Participating Non-Voting Preferred Shares, Series 1

Indicate by check mark whether the Registrant by filing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
         Yes [    ]           No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 3 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
         Yes [ X ]           No [    ]

CONTENTS

Please find enclosed an English copy of the Registrant’s Annual Information Form dated May 15, 2003, an English copy of the Registrant’s Annual Report dated December 31, 2002, including the Registrant’s audited financial statements, and the consent of the Registrant’s independent chartered accountants, PricewaterhouseCoopers LLP.

EXHIBITS

1.	Annual Information Form dated May 15, 2003

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Annual Audited Financial Statements

3.	Consent of Independent Accountants

4.	Certifications

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Since the most recent evaluation of the Registrant’s internal controls, there have not been any significant changes in the Registrant’s internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Registrant’s system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

EXHIBIT LIST

Exhibit		Page
Number	Document	Number

1	Annual Information Form dated May 15, 2003
2	Management's Discussion and Analysis of Financial Condition and Results of Operations and Annual Audited Financial Statements
3	Consent of Independent Accounts
4	Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA

By:	Johanne Drapeau, Deputy Secretary

Name:

Title:

Dated: June 3, 2003