Form 40-F
period 2003-12-31
AIR CANADA /QUEBEC/
filed 2004-05-19
CIK 1002819

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             ____________________

                                   FORM 40-F


  [ ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  [X]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2003      Commission File Number 0-27096

                            ______________________


                                  AIR CANADA
            (Exact name of Registrant as specified in its charter)


        Canada                                    4512                      13-1394887
(Province or other Jurisdiction        (Primary Standard Industrial       (I.R.S. Employer
of Incorporation or Organization)      Classification Code Number)        Identification No..)


                           7373 Cote-Vertu West Blvd
                             Saint-Laurent, Quebec
                                Canada H4Y 1H4
                                (514) 422-5000
  (Address and telephone number of Registrants' principal executive offices)

                                Michel Leblanc
                               Manager, Payroll
                         Administration, United States
                    4890 West Kennedy Boulevard, Suite 250
                             Tampa, Florida 33609
                                (813) 287-3895
                    (Name, address (including zip code) and
                   telephone number (including area code) of
                    agent for service in the United States)

                            ______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                             Title of each class:
                              -------------------
                                 Common Shares
                       Class A Non-Voting Common Shares

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                     None

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual information form        [X] Audited annual financial statements


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                  The Registrant had 79,076,701 Common Shares
                and 41,114,883 Class A Non-Voting Common Shares
                      outstanding as at December 31, 2003

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                 Yes _______   82- ________               No     X
                                                             ---------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                 Yes    X                                 No  __________
                     -------

                   DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:       Annual Information Form for the year ended December 31,
                      2003.

Document No. 2:       Audited Consolidated Financial Statements for the
                      financial year ended December 31, 2003, prepared in accordance with Canadian generally accepted accounting principles.

Document No. 3:       Schedule of Differences Between Generally Accepted
                      Accounting Principles in Canada and the United States
                      For The Years Ended December 31, 2003 to 2001.

Document No. 4:       Management's Discussion and Analysis of Financial
                      Condition and Results of Operations for the year ended
                      December 31, 2003.

                                                                Document No. 1

                       [AIR CANADA Logo Graphic Omitted]






                            ANNUAL INFORMATION FORM




                                  MAY 19, 2004

                                    Glossary
                                    --------


Available Seat Miles or ASMs: A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Code-share or Code-sharing: Refers to a commercial agreement between air carriers where an air carrier sells air transportation under its own designator code and the actual transportation is provided by the other air carrier;

Passenger Load Factor: A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles;

Revenue Passenger Miles or RPMs: Total number of revenue passengers carried, including frequent flyer redemptions, multiplied by the miles they are flown; and

Yield:  Average revenue per Revenue Passenger Mile.




                               Explanatory Notes


Air Canada and the Corporation -- References herein to Air Canada are references to Air Canada itself and references to the "Corporation" include references, as the context may require, to Air Canada and its subsidiaries collectively, Air Canada and one or more of its subsidiaries, one or more of Air Canada's subsidiaries, or Air Canada itself.

Currency -- All currency amounts used in this document are stated in Canadian dollars, unless otherwise indicated.

Statistical Information -- Part of the data and statistics pertaining to growth rates, market shares and market segments, as well as other industry data and statistics contained in this document have been derived from statistics and other information accumulated internally by Air Canada and from external sources or upon assumptions or estimates made by Air Canada. Canadian and global industry statistics have been obtained from the Aviation Statistics Centre of Statistics Canada and the International Civil Aviation Organization ("ICAO").

Trademarks -- The following trademarks are owned by Air Canada and are used in this document to identify products or services offered by the Corporation:
Aeroplan, Air Canada Jetz, Air Canada Jazz, ZIP, ACTS, Destina.ca, Acetek, Air Canada Vacations, Executive First, Executive Class, AC Expedair, AC Priority, AC Air Freight, AC Lynx, Hospitality Service, Rapidair, Maple Leaf Lounge, AC WEBSAVER and Aeroplan Super Elite. The enRoute trademark is also owned by Air Canada. Star Alliance is a trademark of Air Canada, Deutsche Lufthansa AG ("Lufthansa"), Scandinavian Airlines System, Denmark-Norway-Sweden ("SAS"), Thai Airways International Public Company Limited ("Thai Airways") and United Air Lines Inc. ("United Airlines").


                                                  TABLE OF CONTENTS
                                                  -----------------

IA    THE CORPORATION................................3                Destina.ca....................................23
                                                                      Air Canada Technical Services.................23
   Incorporation.....................................3                Tango by Air Canada...........................23
   Corporate Structure...............................4
                                                                III  DESCRIPTION OF THE BUSINESS OF THE
IB    REGULATORY ENVIRONMENT.........................4               CORPORATION....................................24

   Domestic Services.................................5             Passenger Operations and Route Networks..........24
   Transborder Services..............................6                Domestic......................................25
   International Services............................7                Transborder (Canada-- United States)..........26
   Charter Services..................................7                International.................................26
   Security Initiatives..............................8             Products and Services............................27
                                                                   Cargo Operations.................................28
IC    INDUSTRY OVERVIEW AND COMPETITIVE                            Other Operations.................................29
      ENVIRONMENT....................................9                Aeroplan......................................29
                                                                      Destina.ca....................................30
   Domestic Market...................................9                Technical Services............................30
   Transborder and International Markets.............9                Other Revenues................................31
                                                                   Star Alliance and Other Alliances................31
II DEVELOPMENT OF THE BUSINESS OF THE CORPORATION...10             United Airlines..................................32
                                                                   Lufthansa........................................32
   Corporate Profile................................10             Fleet Overview...................................32
   Filing for Protection Under CCAA.................11                Widebody Aircraft.............................33
   Progress in the Restructuring Process............12                Narrowbody Aircraft (Air Canada and ZIP)......33
      DIP Financing.................................12                Regional Jet and Turboprop Aircraft
      CIBC Financing................................13                (Air Canada and Air Canada Jazz)..............34
      Amex Agreements...............................13             Fuel.............................................34
      Real Estate Facilities and Contracts                         Insurance........................................34
      Renegotiation and/or Repudiation..............13             Employees........................................34
      Equity Solicitation Process...................13             Properties and Facilities........................36
      Standby Purchase Agreement....................15
      Negotiations with Aircraft Lessors............16          IV MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS....37
      Global Restructuring Agreement................16
      New Fleet.....................................16
      Settlement of Pilots' Arbitration Proceedings.17          V SELECTED CONSOLIDATED FINANCIAL INFORMATION.......38
      Arrangements with Unions......................17
      Pension Plans.................................18
      Greater Toronto Airports Authority............19          VI MARKET FOR  SECURITIES...........................39
   Three-Year Summary: Evolution of Business........19
      Integration of Canadian Airlines..............19
      Economic Environment..........................19          VII DIVIDEND RECORD.................................39
      Regulatory Environment........................21
      Asset Sales...................................21
      Business Process Re-engineering...............21          VIII DIRECTORS AND OFFICERS.........................39
      Fleet and Capacity Initiatives................22
   Subsidiaries and Divisions.......................22             Directors........................................39
      Aeroplan......................................22             Officers.........................................41
      ZIP...........................................23
      Air Canada Jazz...............................23          IX RESTRICTIONS ON VOTING SECURITIES................43

                                                                X ADDITIONAL INFORMATION............................44

                                                                   Evaluation of Disclosure Controls and
                                                                   Procedures.......................................45

                              IA   THE CORPORATION

                                 Incorporation
                                 -------------

       Air Canada was established by the Parliament of Canada on April 10, 1937, as the national airline to provide essential air transport, cargo and mail services across Canada. Air Canada was originally incorporated as Trans-Canada Air Lines under the Trans-Canada Air Lines Act, as a wholly-owned subsidiary of Canadian National Railway Corporation, which itself was wholly-owned by the Government of Canada. Air Canada was reorganized and continued under the Air Canada Act, 1977 at which time it became a direct wholly-owned subsidiary of the Government of Canada.

       In August 1988, the Air Canada Public Participation Act authorized the continuance of Air Canada under the Canada Business Corporations Act and the issuance and sale of shares to the public. In October 1988, Air Canada completed its initial public offering of 30.8 million Common Shares. Following this offering, the Government of Canada continued to hold 57% of the Common Shares. In July 1989, a secondary offering of the Government of Canada's 57% common shareholding in Air Canada was completed following which Air Canada became entirely publicly-owned.

       Air Canada's Articles were amended by Articles of Amendment in May 1994, in order to create a new class of shares designated as Class A Non-Voting Common Shares. In December 1999, the Articles were further amended to create Class A Convertible Non-Voting Preferred Shares, Series 1 and Series 2, and the Corporation issued 10 million Class A Convertible Non-Voting Preferred Shares, Series 1 ("Convertible Preferred Shares") for cash consideration of $233 million. In July 2001, the Articles were again amended to modify individual ownership restrictions applicable to the Common Shares of Air Canada and further amended and restated in order to remove such individual ownership restrictions in February 2002.

       The Common Shares and the Class A Non-Voting Common Shares of Air Canada are listed on The Toronto Stock Exchange, under the symbols "AC" and "AC.A", respectively.

       The registered and principal office of Air Canada is located at the Air Canada Headquarters Building, Air Canada Centre, 7373 Cote Vertu Boulevard West, Saint-Laurent, Quebec, H4Y 1H4.

                              Corporate Structure
                              -------------------

       The following table lists Air Canada's major subsidiaries and divisions, including their jurisdictions of incorporation and the percentage of common equity held or controlled directly or indirectly by Air Canada:



                                              AIR CANADA
                                               (Canada)
                                                   |
           -----------------------------------------------------------------------------------
          |                                        |                                          |
   Passenger Operations                      Cargo Operations                     Airline-Related Businesses
          |                                        |                                          |
          |                                        |                                          |
          |                                        |                                Division -|- Air Canada Technical Services
 Division |- Passenger Operations        Division -|- Cargo Operations                        |           (ACTS)
          |  (includes AC Jetz)                                                               |
          |                                                                            100%  -|- Aeroplan Limited Partnership
          |                                                                                   |           (Quebec)
 100%    -|-   Jazz Air Inc.                                                                  |
          |    (Canada) (1)                                                            100%  -|-        Touran Inc.
          |                                                                                   |         (Canada)(3)
          |                                                                                   |
 100%    -|-   ZIP Air Inc.                                                            100%  -|-     Wingco Leasing Inc.
          |    (Canada) (2)                                                                   |          (Alberta)(4)
                                                                                              |
                                                                                       100%  -|-  Air Canada Capital Ltd.
                                                                                              |         (Alberta)(5)
                                                                                              |
                                                                                       100%  -|-      Destina.ca Inc.
                                                                                              |          (Canada)
                                                                                              |

__________

(1) Jazz Air Inc. (formerly Air Canada Regional Inc.) operates under one brand name, Air Canada Jazz, since April 1, 2002.
(2) ZIP Air Inc. carries on business under the name ZIP. Operations commenced in September 2002.
(3)   Touram Inc. carries on business under the name of Air Canada Vacations.
(4) Wingco Leasing Inc. is a leasing company whose main business is the leasing of commuter aircraft to Jazz Air Inc. and third party airlines operating under capacity purchase agreements.
(5) Air Canada Capital Ltd. is a company whose main business is the leasing of aircraft to Air Canada and ZIP Air Inc.

       Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated sales and operating revenues of the Corporation, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated sales and operating revenues of the Corporation at December 31, 2003, have been omitted.


                           IB REGULATORY ENVIRONMENT

       In Canada, commercial air transportation, including policy, maintenance standards, operations standards, safety and ground and navigation facilities, falls wholly within federal government jurisdiction and is the responsibility of the Minister of Transport. Since 1996, air navigation services in Canada have been provided by NAV Canada, a privatized company. In addition, all major Canadian airports are operated by local airport authorities that are also privatized companies.

       The National Transportation Act, 1987 significantly reduced the economic regulation of the domestic airline industry and established the National Transportation Agency ("NTA"), which reported through the Minister of Transport to the Governor in Council. The NTA issued air carrier licenses for both domestic and international services and regulated international air fares and conditions of carriage. In May 1996, the Canada Transportation Act was passed by the Federal Parliament to replace the National Transportation Act, 1987 and to further reduce regulation in the industry. Most provisions of the previous National Transportation Act, 1987 applicable to air carriers remained in force. The NTA was renamed the Canadian Transportation Agency ("CTA"). The CTA continues to exercise licensing authority.

                               Domestic Services
                               -----------------

       The 1987 deregulation of the domestic airline industry allowed carriers to establish fares and conditions of carriage without government regulation in Southern Canada and with reduced regulation in Northern Canada. On non-competitive routes, the CTA was given the power, on receipt of a complaint, to disallow certain fare increases. In 1996, the remaining regulation in Northern Canada was eliminated. Under the Canada Transportation Act, there is free market entry provided a carrier can show that: (i) it is "Canadian", defined in the Act as being controlled in fact by Canadians and having at least 75% of its voting interests owned and controlled by Canadians; (ii) it can operate safely; (iii) it is suitably insured; and (iv) it meets the minimum financial requirements set out in the Air Transportation Regulations.

       In July 2000, the Government of Canada amended the Canada Transportation Act, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. The amending legislation increased the powers of the CTA with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, the legislation granted new powers to the Competition Bureau concerning anti-competitive airline behaviour and incorporated undertakings made to the Commissioner of Competition whereby Air Canada, in connection with the acquisition of Canadian Airlines International Limited ("CAIL"), accepted certain conditions in order to promote and maintain airline competition in Canada.

       One of the new powers granted was the ability of the Commissioner of Competition to issue cease and desist orders against alleged anti-competitive behaviour of domestic air carriers. Air Canada challenged this power before the courts in the Province of Quebec on the basis that it was unconstitutional. On January 16, 2003, the Quebec Court of Appeal rendered its decision declaring this power as being inoperative since it conflicted with the due process provisions of the Canadian Bill of Rights. Leave to appeal has been granted to the Federal Government of the Quebec Court of Appeal's decision. Also included in the legislation were commitments made by Air Canada to the Minister of Transport in December 1999 regarding the provision of domestic service to small communities served by Air Canada, CAIL or any of their wholly-owned subsidiaries for a three-year period as well as commitments to employees regarding involuntary layoffs or involuntary relocations. The commitments made by Air Canada to the Minister of Transport expired on January 4, 2003.

       In February 2001, the Competition Bureau released, for consultation, draft enforcement guidelines outlining the approach it proposed to take in enforcing the "abuse of dominance" provisions of the Competition Act for the airline industry. Air Canada provided its comments on the draft guidelines in May 2001. The Competition Bureau has advised, however, that it will not finalize the guidelines until the Competition Tribunal has reached a decision in a case brought in March 2001 by the Commissioner of Competition under the "abuse of dominance" provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada if such fares would not cover its "avoidable cost" of providing this service. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases. Phase I was a technical exercise involving a review of all of Air Canada's costs over time periods from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The Competition Tribunal released its reasons on findings regarding Phase I on July 22, 2003. Although the decision does not constitute a determination that Air Canada breached the Competition Act by abusing its dominant position, which is an issue to be determined in Phase II of the application, the broadly crafted avoidable cost test adopted by the Competition Tribunal in its July 22, 2003 decision could be materially adverse to Air Canada and could impose unworkable constraints on its operations.

       In June 2002, the Government of Canada proclaimed into force Bill C-23, an Act to amend the Competition Act. Bill C-23, among other things, gives individuals the right to seek relief directly from the Competition Tribunal (instead of first dealing with the Competition Bureau) with regards to exclusive dealing, tied selling, market restriction and "refusal to deal" practices. The Competition Tribunal has also been given the authority to levy a penalty of up to $15 million against a domestic air carrier if the Competition Tribunal finds that the carrier has abused its dominant position in the market.

       On April 27, 2004, the Government of Canada amended the Canadian Computer Reservation Systems (CRS) Regulations to lessen the regulatory requirements and place greater reliance on market forces in the distribution system that will result in market efficiencies and reduced costs for airlines. With the amendments, airlines with at least 10% market share are no longer required to participate in all CRSs operating in Canada and have the freedom to select the levels of participation that best serve their operations. Also, all airlines and CRS vendors are now permitted to freely negotiate fees on strictly commercial terms.

                              Transborder Services
                              --------------------

       In February 1995, a new air services agreement, the Open Skies Agreement, was implemented between Canada and the United States, replacing the previous bilateral agreement, which restricted market access and fares. This agreement gave Canadian air carriers unlimited route rights to provide "own aircraft" services between Canada and the United States. U.S. carriers were granted unlimited route rights between the United States and Canada, subject to certain restrictions in Toronto, Montreal and Vancouver over a maximum three-year phase-in period, which ended in February 1998. Unlimited Code-sharing was allowed between any city in Canada and the United States, except for Code-share services to/from Toronto, Montreal and Vancouver, where certain restrictions applied during the transition period. The carriage of local traffic between points within one country by carriers of the other country continues to be prohibited.

       Under the Open Skies Agreement, rules governing fare levels and the requirement to file tariffs (excluding rules tariffs) with government authorities were eliminated. Carriers of both countries are free to set their own prices for transborder services according to market forces. Prices may only be disallowed under special circumstances if the authorities of both countries agree, for example in response to predatory or monopoly pricing behaviour on specific routes. In September 1997, the U.S. Department of Transportation granted Air Canada and United Airlines anti-trust immunity for their marketing alliance. This authority has allowed the two carriers to more closely coordinate strategic, commercial and network planning between Canada and the United States with some restrictions on the San Francisco to Toronto and Chicago to Toronto routes. The carriers re-submitted their alliance agreement for review in September 2002 and the U.S. Department of Transportation did not provide any comment or raise any issue.

       In November 1997, Canada and the United States concluded an agreement that allows Canadian and U.S. carriers to Code-share to, from and, via each other's territory, with carriers from other countries provided the other country allows Code-sharing and the carriers hold the underlying rights to serve that country. As a result, Air Canada increased its Code-sharing with certain Star Alliance partners via Canada and the United States.

                             International Services
                             ----------------------

       Scheduled international air services are regulated by the Canadian and foreign governments involved. The Minister of Transport has the authority to designate which Canadian air carriers may serve scheduled international routes. International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over agreed routings and the conditions under which the carriers may operate, including, among others, the number of carriers which may operate, the capacity and/or flight frequencies that may be provided and the controls over tariffs to be charged. Most bilateral agreements to which Canada is a party provide for the designation of more than one Canadian carrier, while some provide for the designation of only one Canadian air carrier. In general, bilateral agreements between Canada and European countries are more liberal in terms of controls on capacity and flight frequencies than those between Canada and Asian countries.

       In February 2001, the Minister of Transport announced the launch of an international air services policy review to address competition in the international market with the release of a consultation document for stakeholder review and comment. The objective of this review is to liberalize Canada's policy for scheduled international air services, including how Canada approaches the negotiation and management of air traffic rights with other countries.

       In May 2002, the Minister of Transport introduced a liberalized multiple designation policy applicable to scheduled international air services by Canadian carriers (excluding services to the United States). Previously, only one Canadian carrier could be designated to serve a foreign country market not exceeding 300,000 one-way scheduled passenger trips per year. Today, any Canadian carrier may apply to be designated to serve any foreign country, regardless of the size of the air travel market. If the number of Canadian carriers permitted is restricted under existing bilateral agreements, the Canadian government has indicated that it will pursue negotiations with the appropriate countries to seek the necessary rights for Canadian carriers.

       In addition, an incumbent carrier's designation in a particular market will be subject to reallocation only in circumstances where the bilateral agreement limits designation and the carrier is not operating its own aircraft or Code-share services. The Minister of Transport also announced that other issues raised during the 2001 international air services policy review such as Canada's approach to bilateral negotiations would be reconsidered when the Canadian airline industry recovers from the economic downturn and the events of September 11, 2001.

       In 2003, the European Union and the United States commenced air transport negotiations aimed at further liberalizing Europe-U.S. air services. While several European Union members already have open skies agreements in force with the United States, four members maintain more restrictive bilateral agreements in terms of market access and pricing. Several rounds of negotiations have been held but it is uncertain whether the talks will yield a new multilateral agreement and when such agreement might be reached. Although there was some discussion about having Canada observe these negotiations, Canada is not attending the negotiations.

                                Charter Services
                                ----------------

       Charter operations are generally not covered by bilateral agreements, although charter services are covered under the Canada-U.S. Open Skies Agreement. Canadian government policy permits any Canadian carrier to operate charter services between Canada and any point in the world subject to prior approval of the Canadian and other appropriate regulatory authorities. Charter services are operated by Air Canada to provide service to foreign points where it is not the designated airline or to generate additional revenues from aircraft that would otherwise be idle.

       In April 2000, the Minister of Transport announced a new policy governing international passenger charter air services. This policy removed restrictions such as advance booking, minimum-stay requirements and prohibitions on one-way travel. To preserve a distinction between charter and scheduled international services, this policy retains the requirements that the entire seating capacity of an aircraft be chartered and that charter carriers be prohibited from selling seats directly to the public.

                              Security Initiatives
                              --------------------

       Following the September 11, 2001 terrorist attacks, the Minister of Transport issued new air security measures, including increased passenger and baggage screening and enhanced security procedures at check-in gates and on board the aircraft. Other countries served by Air Canada, such as the United States and the United Kingdom, imposed similar security requirements. Air Canada's priority has been to ensure the safety and security of all passengers and crew members on all flights. In addition to these new measures, Air Canada has reinforced the cockpit doors on all of its mainline operating aircraft and has required its passengers to produce valid identification prior to boarding all flights.

       In December 2001, the Minister of Transport announced several security initiatives including a new Canadian Air Transport Security Authority responsible for the provision of key air security services, an expanded program of armed police on aircraft to cover selected domestic and international flights, and an air traveller's security charge. The air traveller's security charge was introduced on April 1, 2002 and effective March 1, 2003, was reduced to $14 from $24 per round-trip, for domestic travel in Canada. On April 1, 2004, the charge was further reduced to $12 for domestic travel, and $20 for transborder and international travel.

       In October 2002, the Canada Revenue Agency implemented its Advance Passenger Information initiative to identify potentially high-risk individuals and address other border security issues. In March 2003, it also established a Passenger Name Record program. Canadian and foreign carriers are now required by regulation to provide the Minister of National Revenue with specific personal information on all passengers and crew members on board international flights destined to Canada at the time of departure, as well as to provide, upon request, access to passenger name records in the carriers' internal reservation systems. The United States, the United Kingdom, Australia, New Zealand, Mexico and South Korea have proposed similar information requirements with respect to flights operating into and/or from their territory.

       On May 6, 2004, Bill C-7, an Act to amend certain Acts of Canada in order to enhance public safety (known as the Public Safety Act, 2002) received royal assent. The legislation amends certain provisions of the Aeronautics Act so as to further develop the scope and objectives of the existing national aviation security regime. The amendments include requirements for Canadian carriers and foreign carriers operating into Canada to provide, upon request, information concerning specified flights or persons to the Minister of Transport, Royal Canadian Mounted Police and Canadian Security Intelligence Service for transportation security or national security purposes. These amendments came into force on May 11, 2004.


              IC   INDUSTRY OVERVIEW AND COMPETITIVE ENVIRONMENT

                                Domestic Market
                                ---------------

       The Corporation is Canada's largest domestic full service airline. Based on February 2004 Official Airline Guide ("OAG") data, the Corporation provided for approximately 52% of the total number of domestic scheduled seats available in the first quarter of 2004. In the Canadian market, the Corporation competes with several scheduled and charter airlines most of which are low-cost airlines. In 2003, WestJet, a low-cost carrier based in Western Canada, and the Corporation's largest scheduled domestic competitor, expanded its domestic ASM capacity by approximately 48%.

       The following table shows the combined domestic and international traffic growth in RPMs, the capacity growth in ASMs, and the annual percentage changes for the period 1993-2002 for Canadian scheduled carriers:

                                               Scheduled Service
                          -----------------------------------------------------
                            RPMs(1)      RPM Growth       ASMs(1)    ASM Growth
                          ----------     ----------     ----------   ----------
                          (billions)         (%)        (billions)       (%)

     2002................    49.7           (8.9)         66.3         (11.5)
     2001(2).............    54.5           (2.2)         74.9          (3.3)
     2000................    55.8           15.8          77.5          12.5
     1999................    48.2            3.4          68.9           3.5
     1998................    46.6            8.6          66.6           9.4
     1997................    42.9            9.2          60.9           3.0
     1996................    39.3           15.9          59.1          11.1
     1995................    33.9           16.1          53.2          15.2
     1994................    29.2            7.4          46.2           8.5
     1993................    27.2           (2.5)         42.6          (3.2)
________________

(1) Source: Aviation Statistics Centre, Statistics Canada. Based on Level IA, IB and II air carriers as defined by the Minister of Transport.
(2)   2001 numbers were restated by the Aviation Statistics Centre.


                     Transborder and International Markets
                     -------------------------------------

       Competition in the transborder market is primarily from the major U.S. airlines. Based on February 2004 OAG data, the Corporation provided for approximately 43% of the total number of transborder scheduled seats available in the first quarter of 2004. Management believes that over one-half of transborder passengers are Canadian, which helps support the Corporation's market position. U.S. airlines with transborder operations include American Airlines, Delta Airlines, Continental Airlines and United Airlines. The Corporation operates transborder routes from across Canada to and from destinations across the United States, on a direct non-stop basis, while the U.S. airlines tend to operate flights to their hubs for connecting flights. Major U.S. carriers introduced numerous transborder non-stop services throughout 2003, as the domestic marketplace remained sluggish. With respect to the South American market, there is no significant direct competition from the local carriers.

       Competition in the Trans-Atlantic and Trans-Pacific markets is primarily from major foreign airlines, with competition from charter carriers on higher-density routes and particularly during peak travel seasons. Major U.S. airlines also provide indirect competition by flying Canadians through their hubs to international markets. The continued strengthening of major airline alliances, such as Star Alliance and oneworld, has consolidated operations in the Trans-Atlantic and Trans-Pacific markets. Based on February 2004 OAG data, the Corporation provided for approximately 51% of the total number of international (excluding the U.S.) scheduled seats available in the first quarter of 2004. In the premium business travel segments, some airlines are enhancing product offerings (e.g., flatbed seats in premium classes) in order to attract and retain high yield business travellers. In the Trans-Pacific market, the emergence of polar routes has provided opportunities for new non-stop services from Eastern North American cities to Asian cities, which may reduce the importance of Western hubs to Asia.

       Based on ICAO forecasts, for the period 2003 to 2005, growth in traffic (as measured by RPMs) is estimated to be the following: approximately 9.9% in the North American market, approximately 10.6% in the Trans-Atlantic market and approximately 12.0% in the Trans-Pacific market.

       Since 1993, there has been considerable traffic growth on scheduled commercial services as well as capacity growth. The following table shows global traffic and capacity levels for scheduled services operated by commercial airlines worldwide:

                            RPMs(1)      RPM Growth       ASMs(1)    ASM Growth
                          ----------     ----------     ----------   ----------
                          (billions)         (%)        (billions)       (%)

       2002.............    1,828.7          0.4          2,569.3        (2.6)
       2001.............    1,820.8         (2.9)         2,639.0        (0.3)
       2000.............    1,874.9          7.8          2,646.2         5.1
       1999.............    1,738.5          6.5          2,517.0         5.5
       1998.............    1,633.0          2.1          2,384.7         2.9
       1997.............    1,598.8          5.8          2,316.4         4.6
       1996.............    1,511.0          8.2          2,214.4         6.1
       1995.............    1,397.0          7.1          2,087.0         6.0
       1994.............    1,304.8          7.7          1,969.3         5.2
       1993.............    1,211.3          1.1          1,872.4         2.8
________________

(1) Source: Civil Aviation Statistics of the World -- ICAO.



               II  DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

                               Corporate Profile
                               -----------------

       Air Canada is Canada's largest domestic and international full service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as in the Canada-Europe and Canada-Pacific markets. Air Canada operates a significant domestic, transborder and international network. Passenger transportation is the principal business of Air Canada and, in 2003, represented 82% of its total operating revenues. During 2003, Air Canada, ZIP Air Inc. ("ZIP") and Air Canada Jazz operated, on average, approximately 1,246 scheduled flights each day and carried approximately 28 million passengers with a fleet of 308 aircraft. At December 31, 2003, Air Canada provided direct passenger air transportation to 148 destinations and, through commercial agreements with other affiliated regional airlines, an additional 17 destinations were served, for a total of 165 direct destinations on five continents. Air Canada's primary hubs are located in Toronto, Montreal and Vancouver. Toronto's Pearson International Airport ("Pearson") is Air Canada's largest hub and, in 2003, its passengers accounted for approximately 56% of daily passenger traffic at Pearson. Air Canada is the principal tenant in Pearson's Terminal 1 New and Terminal 2. In April 2004, Air Canada moved its domestic operations and international check-in to Terminal 1 New, the first phase of the new passenger handling facilities at Pearson. Air Canada operates a hub at Montreal's Pierre-Elliott Trudeau International Airport and, in 2003, its passengers accounted for approximately 52% of Montreal's passenger traffic. Montreal is a hub for domestic, transborder and international (primarily trans-Atlantic) traffic. In 2003, Air Canada further strengthened its Montreal hub by adding new non-stop links and frequencies on high volume markets. Air Canada also operates a hub at Vancouver's International Airport and, in 2003, its passengers accounted for 50% of Vancouver's passenger traffic. Vancouver is a hub for domestic, transborder and international (primarily Trans-Pacific) traffic.

       The Corporation operates an extended global network in conjunction with its international partners. Air Canada is a founding member of Star Alliance, the world's largest airline alliance group. The other members of Star Alliance include United Airlines, Lufthansa, SAS, Thai Airways, VARIG, Air New Zealand, All Nippon Airways, Singapore Airlines, British Midland ("bmi"), Austrian Airlines (including Lauda Air and Tyrolean Airways), Asiana Airlines, Spanair, LOT Polish Airlines and U.S. Airways. Through its strategic and commercial partnerships with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations.

       Aeroplan Limited Partnership ("Aeroplan"), is a limited partnership owned by the Corporation. Aeroplan, the Corporation's loyalty program, rewards members with travel rewards both for flying on Air Canada (ZIP and Air Canada
Jazz) and its airline partners, and for purchasing services from other program participants. The Corporation encourages brand loyalty through Aeroplan, which has six million members, and through credit card and other merchant affiliations.

       Destina.ca, is the Corporation's wholly-owned on-line travel site and is a major partner of Aeroplan. Destina.ca rewards customers with Aeroplan miles for on-line purchases and features Canadian content and time saving functions for booking air transportation, hotels and car rental.

       ZIP, the Corporation's low-fare carrier, is based in Calgary with its own management and fleet. ZIP operates replacement flying on short-haul routes, with connections to and from the Corporation's worldwide network.

       The Corporation holds a 100% interest in Touram Inc., which operates under the name Air Canada Vacations, a major Canadian tour operator.

       Air Canada Technical Services, a division of Air Canada, provides maintenance, engineering and repair services to the Corporation's aircraft fleet and maintenance services to third parties. The major maintenance facilities of the Corporation are located in Toronto, Montreal, Vancouver, Calgary and Winnipeg.

       The Corporation provides other airlines with ground handling and other contract services.

                       Filing for Protection Under CCAA
                       --------------------------------

         On April 1, 2003 Air Canada obtained an initial order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies Creditors Arrangement Act ("CCAA"). The initial order was further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through Ernst &Young Inc., its Court-appointed monitor ("Monitor"), also made a concurrent petition for recognition and ancillary relief under
Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Touram Inc. and Destina.ca are not included in the CCAA filing. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

       The initial order and U.S. proceedings has a general stay of proceedings against the Applicants. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The Applicants have obtained extensions of the general stay of proceedings granted pursuant to the initial order to May 21, 2004; such period may, if necessary and at the discretion of the Court, be further extended. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize their operations and business relationships with customers, vendors, employees and creditors and to allow the Corporation to develop a process for soliciting new equity or other post emergence financing. During the stay period, Air Canada has developed its revised business plan and negotiated new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement ("Plan of Arrangement").

       The Applicants are continuing their operations with the consent and assistance of the Monitor and under the provisions of the Court orders. The Applicants are restructuring their capitalization, operations and cost structure and will propose a Plan of Arrangement, which will be submitted to the Court for confirmation after submission to the Applicants' creditors for approval.

       The CCAA filing triggered defaults on substantially all of the Applicants' debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airlines tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants' interline, clearing house, Code-sharing and other similar agreements.

                     Progress in the Restructuring Process
                     -------------------------------------

       The Applicants' restructuring plan consists mainly of (i) restructuring their capitalization and balance sheet through the compromise and settlement of the creditors' claims pursuant to the CCAA and the Plan of Arrangement, (ii) the restructuring of the operations through cost reduction initiatives, including the renegotiation of collective agreements, aircraft leases, real property leases and various commercial agreements, (iii) the reorientation of the product strategy to be effected mainly through a new product offering and the utilization of an appropriate fleet so as to effectively respond to prevailing industry conditions, and (iv) the completion of new financing for the overall exit financing needs, including a rights offering, financing from certain lenders and, possibly, an investment agreement with an equity sponsor.

       The Applicants have made progress in their restructuring process since the date of filing, as described below.

DIP Financing

       As of April 1, 2003, Air Canada obtained a secured revolving credit facility from GE Canada Finance Holding Company made up of a credit advance facility and a letter of credit facility with a maximum combined borrowing of up to U.S.$700 million. The facility has a term that expires on the earlier of
(i) the date of implementation of the Plan of Arrangement, and (ii) the prepayment in full by Air Canada of all amounts outstanding under the facility and the termination of the lender's commitments under the facility. The terms of the credit facility were approved by the Court on April 1, 2003. As at March 31, 2004, the maximum amount available under the combined facilities was $917 million of which $300 million was drawn against the credit advance facility and letters of credit totalling $19 million were issued against the letter of credit facility. The combined unused and accessible amount under the combined facilities was $598 million at March 31, 2004.

CIBC Financing

       Air Canada, for and on behalf of Aeroplan, and the Canadian Imperial Bank of Commerce ("CIBC") entered into a new co-branding credit card agreement which was approved by the Court on May 14, 2003, and is effective since June 11, 2003. Pursuant to the new co-branding credit card agreement, Aeroplan sells loyalty points to CIBC to be redeemed by customers for flights on Air Canada. The new agreement modifies the terms of the original co-branding credit card agreement between the parties by, among other things, increasing the amount paid to Aeroplan by CIBC for loyalty points and relaxing the exclusivity provisions.

       CIBC also provided a commitment to Air Canada of up to $350 million, pursuant to the terms and conditions of a credit agreement dated as of June 6, 2003 (the "CIBC Credit Agreement"). The obligations of Air Canada under the CIBC Credit Agreement were guaranteed by Aeroplan. The outstanding amount under the CIBC Credit Agreement was repaid in full, through the sale of loyalty points in the ordinary course, by April 30, 2004.

Amex Agreements

       On December 22, 2003, Air Canada, Aeroplan and Amex Bank of Canada ("Amex") announced they had entered into a co-branding charge card agreement and a Membership Rewards agreement (collectively the "Amex Agreements"). The Amex Agreements provide Amex with the right to issue co-branded Aeroplan charge cards and to purchase from Aeroplan loyalty points to be allocated to users of the Amex charge cards and to be redeemed for flights on Air Canada. Amex will pay a price per loyalty point which is comparable to the price charged by Aeroplan under similar contracts. Under the terms of the Amex Agreements, Amex has also provided Air Canada with an $80 million non-revolving credit facility to be repaid, at Amex's option, as loyalty points are purchased or as amounts are due to Air Canada and Aeroplan under the Amex Agreements. Any balance outstanding under the Amex facility is due on January 5, 2006.

Real Estate Facilities and Contracts Renegotiation and/or Repudiation

       During the restructuring period, the Corporation has reviewed its real estate facilities with a view to eliminate unused or under-utilized facilities and to consolidate its operations to further reduce operating costs. As a result of this review, a total of 46 real property leases have been repudiated or assigned since April 1, 2003. In addition, the Corporation also evaluated all of its contracts for goods and services to identify opportunities to consolidate its supply base, to better leverage its buying power, and to take advantage of the opportunity to repudiate contracts that were unfavourable.

Equity Solicitation Process

       On July 16, 2003, Air Canada commenced an equity investment solicitation process (the "Original Solicitation Process") to raise approximately $700 million of its overall equity exit financing needs in connection with the Plan of Arrangement. The Original Solicitation Process, developed by Air Canada with the advice of its financial advisor, Seabury Securities LLC ("Seabury"), and in consultation with the Monitor, was designed to investigate qualified investors' interest, to conduct due diligence sessions with interested investors and to solicit letters of intent to understand the investors' preliminary positions as to the value and general terms of the proposed investments.

       During the process, qualified potential equity investors were invited to attend management presentations in connection with the overall restructuring plan and to conduct due diligence on the Corporation.

       Following the receipt of letters of intent, the different proposals were analyzed by Air Canada, Seabury and the Monitor. Several qualified potential investors who had submitted letters of intent were invited to make presentations to the restructuring committee of the board of directors of Air Canada.

       Given the favourable development of negotiations with Deutsche Bank Securities Inc. ("Deutsche Bank") on a possible rights offering whereby Deutsche Bank would act as standby purchaser, qualified potential investors who had submitted letters of intent had the opportunity to resubmit their letters of intent to reflect the scenario involving Deutsche Bank as standby purchaser under a rights offering.

       On September 26, 2003, Air Canada announced the selection by the board of directors of two potential investors, Cerberus Capital Management L.P. ("Ceberus") and Trinity Time Investments Limited ("Trinity"), as candidates to advance to the final phase of the equity solicitation process and to negotiate a binding investment agreement with Air Canada. Final investment agreements were received from Cerberus and Trinity on November 7, 2003 and, after a thorough analysis, on November 8, 2003, the board of directors selected Trinity.

       On November 20, 2003, an unsolicited offer was received by the Monitor whereby Cerberus supplemented its investment proposal submitted on November 7, 2003. On November 22, 2003, a further unsolicited supplement to the unsolicited offer from Cerberus was received by the Monitor.

       Following a Court-supervised process which had the objective of bringing closure to the Original Solicitation Process, both Cerberus and Trinity were allowed by the Court to supplement their investment proposal. On December 21, 2003, the board of directors after receiving a comparative financial analysis from its financial advisors, Seabury and Merrill Lynch Canada Inc., and advice from its independent legal counsel, voted unanimously to reconfirm the selection of Trinity as equity investor. On January 16, 2004, the Court approved the supplemented investment proposal received from Trinity on December 19, 2003.

       On April 2, 2004, Trinity announced that it was not to seek an extension of its investment agreement with Air Canada upon its expiry on April 30, 2004. Furthermore, it released Air Canada from its exclusivity obligations to Trinity, enabling Air Canada to open discussions with other prospective investors.

       After having held numerous discussions with the Corporation's stakeholders, including labour unions, advisors to the unsecured creditors committee, General Electric Capital Corporation ("GECC") and GE Capital Aviation Services, the Monitor and the Corporation developed an equity process which consists of two major elements: (i) the expansion of the rights offering from $450 million to $850 million with the continued support of Deutsche Bank and (ii) the design of a private equity solicitation process to raise an additional $250 million with a 45 day due diligence period and low conditionality provisions so as to mitigate closing risk. Also, pursuant to the private equity solicitation process, the Monitor has an expanded role whereby it supervises, facilitates and oversees the process. The Monitor will also provide its recommendation, if any, to the Corporation and the Court at the conclusion of the process.

       In accordance with such equity process, Air Canada initiated intensive negotiations with Deutsche Bank in view of increasing the size of the rights offering. An amended and restated standby purchase agreement increasing the rights offering from $450 million to $850 million was entered into by Air Canada and Deutsche Bank as of April 29, 2004 and was approved by the Court on May 5, 2004. In accordance with the terms of an order of the Court dated May 4, 2004, which set out the terms of the private equity solicitation process, Air Canada initiated a new private equity solicitation process (the "New Solicitation Process") seeking an investment of approximately $250 million so as to fulfill its overall equity exit financing needs of $1.1 billion. Pursuant to the New Solicitation Process, potential investors must submit their investment agreements by June 18, 2004, the Court approval of the investment agreement selected by the Corporation and the Monitor, if any, is to be obtained by June 25, 2004 and the closing of the investment is to occur by September 30, 2004.

Standby Purchase Agreement

       In the context of the Original Solicitation Process, informal expressions of interest were received from certain of Air Canada's financial creditors in connection with a possible rights offering. Extensive negotiations between Air Canada, its advisors and certain of the interested financial creditors resulted in the announcement, on October 24, 2003, that Air Canada had entered into a standby purchase agreement with Deutsche Bank in connection with the rights offering. Pursuant to the rights offering, creditors would have the right to subscribe for up to $450 million of equity of a newly incorporated holding company under which the Corporation would be held.

       On April 2, 2004, Trinity announced that it was not to seek an extension of the investment agreement with Air Canada upon its expiry on April 30, 2004. Consequently, Air Canada, with the substantial and direct involvement of the Monitor, commenced intensive negotiations with Deutsche Bank in connection with finalizing amendments to the original standby purchase agreement, that had already received approval of the Court, in view to increase the size of the rights offering. On April 29, 2004, an amended and restated standby purchase agreement, increasing the size of the rights offering from $450 million to $850 million was entered into between Air Canada and Deutsche Bank and was approved by the Court on May 5, 2004.

       The amended and restated standby purchase agreement contains conditions, including those related to labour and pensions, which must be satisfied by May 15, 2004. The labour condition requires that the Corporation obtain $200 in annual cost reductions to realize the labour cost savings agreed to by the various labour groups in 2003. In addition, the amended and restated standby purchase agreement requires that the labour groups provide assurances that all material disputes or claims will be compromised or waived upon emergence from the CCAA proceedings. The pension condition requires the Corporation to reach satisfactory arrangements with the Office of the Superintendent of Financial Institutions ("OSFI") to implement the February 18, 2004 agreement between the Corporation and its pension beneficiaries regarding funding over 10 years of the solvency deficit in the registered pension plans. The amendments do not require pension design changes as had previously been required by Trinity. In addition, the amended and restated standby purchase agreement requires satisfactory assurances from the Government of Canada that, upon emergence, the Corporation will be able to compete on a level playing field with all air carriers operating scheduled service in Canada in regards to the regulatory environment. The amended and restated standby purchase agreement requires the Corporation to emerge from CCAA protection no later than September 30, 2004.

       Under the terms of the rights offering, creditors will have the right to subscribe for up to $850 million of equity of a newly incorporated holding company under which the Corporation will be held. Pursuant to the amended and restated standby purchase agreement, Deutsche Bank will act as the exclusive standby purchaser and, in that capacity, will purchase all unsubscribed equity at a price equal to the price paid by the creditors (which is based on a pre-money valuation of the newly incorporated holding company of $925 million) plus a premium of 7.5%.

       In consideration for the obligations incurred by Deutsche Bank in connection with the rights offering, Air Canada has agreed to pay to Deutsche Bank an amount of $2 million as partial reimbursement of the costs and expenses previously incurred by Deutsche Bank in connection with the original standby purchase agreement entered into on October 29, 2003 and an amount of $500,000 as of the first day of each month starting in May 2004, until the initial closing of the rights offering in respect of the costs and expenses incurred by Deutsche Bank in connection with the amended and restated standby purchase agreement. In addition, Air Canada has agreed to pay to Deutsche Bank an arrangement fee of $12.75 million on the initial closing of the rights offering. Also, under specific circumstances, Deutsche Bank could be entitled to a break-up fee of $25.5 million.

Negotiations with Aircraft Lessors

       During the CCAA proceedings, Air Canada conducted extensive negotiations with its aircraft financiers to restructure its aircraft ownership costs. Through these efforts, the Corporation achieved: (i) reduced ownership costs consistent with current market conditions, (ii) modified lease expiry dates based on planned new aircraft acquisitions and scheduled heavy maintenance requirements, and (iii) satisfactory aircraft return conditions consistent with modified lease expiry dates. Pursuant to these negotiations, as of March 26, 2004, the Corporation eliminated 48 leased aircraft from its fleet and significantly reduced its future aircraft ownership costs. Additional fleet reductions are anticipated as the Corporation has early lease termination rights with respect to certain aircraft prior to December 31, 2005. In addition, Air Canada entered into a global restructuring agreement with GECC which covers approximately one-third of its fleet.

Global Restructuring Agreement

       As of April 1, 2003, GECC leased, managed the leases of, or otherwise had an interest in, approximately one-third of Air Canada's fleet. After extensive negotiations and based on a tentative agreement reached on July 3, 2003, GECC and Air Canada entered into a global restructuring agreement on September 11, 2003 which was approved by the Court on January 16, 2004. The global restructuring agreement provides for, among other things: (i) the restructuring of leases for all GECC-owned and GECC-managed aircraft, (ii) exit financing in an amount of approximately U.S.$585 million for use upon emergence from the CCAA proceedings, and (iii) financing in an amount of up to U.S.$950 million to fund the acquisition of new regional jet aircraft. The global restructuring agreement also provides for the issuance to GECC of a convertible note and share purchase warrants which may entitle GECC to equity of Air Canada or its successors upon emergence from the CCAA proceedings. On April 29, 2004, the global restructuring agreement was extended to September 30, 2004 and is subject to the completion of certain conditions including the Corporation's exit from CCAA proceedings on or before September 30, 2004.

New Fleet

       As part of its new strategy and further to a thorough evaluation of candidate aircraft, Air Canada reached, on December 18, 2003, agreements in principle with Bombardier and Embraer to purchase new aircraft. All aircraft purchases from Bombardier and Embraer are subject to a number of conditions, including financing on satisfactory commercial terms, negotiation of final documentation and receipt of all requisite approvals. Delivery of aircraft is planned to commence in September of 2004. The aggregate cost for these aircraft approximates U.S.$2 billion.

       On March 12, 2004, Air Canada received confirmation from Embraer that the aircraft manufacturer had secured financing on commercial terms satisfactory to Air Canada for an order of 45 firm 93-seat Embraer 190 aircraft. On March 24, 2004, Air Canada announced it had received confirmation from Bombardier that the aircraft manufacturer had secured financing on satisfactory commercial terms to Air Canada for the carrier's entire firm order of Bombardier aircraft.

       On March 19, 2004, the Court approved an agreement between Air Canada and Airbus (AVSA S.A.R.L.) dated March 12, 2004 with respect to certain aircraft that had been ordered by Air Canada from Airbus prior to the date of filing. Prior to such date, Air Canada was committed to purchase from Airbus two Airbus A321 narrowbody aircraft and two Airbus A340-500 widebody aircraft in 2003 and three Airbus A340-600 widebody aircraft in 2004. Air Canada failed to take delivery of the Airbus A321 and Airbus A340-500 aircraft in 2003. On January 30, 2004, Air Canada repudiated its commitment to Airbus to purchase the Airbus A321 and the Airbus A340-500 aircraft. On March 12, 2004, Air Canada and Airbus reached an agreement which provided for the purchase by Air Canada of two Airbus A340-500 aircraft and their financing, with scheduled deliveries of the aircraft for June and July of 2004. The agreement also provided for the cancellation of the two Airbus A321 aircraft and the deferred delivery of the three Airbus A340-600 aircraft to 2010 with unilateral cancellation rights in favour of Air Canada. As part of the agreement, Airbus agreed to waive any claim against Air Canada during the CCAA process.

Settlement of Pilots' Arbitration Proceedings

       In connection with the labour dispute settlement of May, 2003, it was agreed by Air Canada, Air Canada Jazz and the two pilots' unions, Air Canada's Pilot's Association ("ACPA") and Airline Pilot's Association ("ALPA"), that certain issues concerning the allocation of regional jet aircraft between ACPA and ALPA would be resolved in arbitration proceedings to be held on February 28 and 29, 2004. At the time of the arbitration hearing, the parties agreed to voluntary mediation proceedings instead of arbitration, at which ACPA, ALPA, Air Canada and Air Canada Jazz reached an agreement on the new regional jet aircraft to be purchased and the allocation between the two pilot groups. The mediated agreement was ratified by the members of ALPA and ACPA on March 19, 2004.

Arrangements with Unions

       One of the conditions contained in the amended and restated standby purchase agreement is the achievement by the Corporation of labour cost reductions of $200 million by May 15, 2004. As of May 19, 2004, the Corporation has reached tentative agreements, subject to ratification by the respective union membership, with all labour groups representing Canadian based employees with the exception of the Canadian Auto Workers ("CAW") which represents the Corporation's customer sales and service employees. On May 19, 2004, the Corporation announced that it has reached an impasse in its discussions with the CAW. Further, the Corporation announced that it intends to immediately commence discussions with Deutsche Bank, and GECC to determine next steps. As a result, there is no assurance that the Corporation's restructuring will be successfully completed.

       As part of its restructuring efforts, as of the end of February 2004, the Corporation had reduced employment levels since the date of filing by over 6100 employees measured on a full time equivalent basis.

Pension Plans

       The deterioration of the solvency position of Air Canada's registered pension plans during 2002 triggered in March 2003 a direction by OSFI for Air Canada to file formal January 1, 2003 actuarial valuations of each defined benefit registered pension plan. As at January 1, 2004, Air Canada estimated that the overall Canadian defined benefit registered pension plan solvency deficit was approximately $1.2 billion.

       As part of the restructuring process, Air Canada has had extensive discussions with OSFI, its Canadian labour unions, its non-unionized employees and Court-appointed representatives of retirees, in order to address the funding of the solvency deficit in its registered pension plans. Following such discussions, Air Canada presented, on October 27, 2003, a detailed proposal for the funding over ten years of the solvency deficit in its registered pension plans. On February 18, 2004, Air Canada, and representatives of the pension beneficiaries agreed on a proposal for the funding of the solvency deficit over ten years commencing as at January 1, 2004, which has been presented to OSFI and the Government of Canada.

       On May 14, 2004, Air Canada and OSFI reached an agreement in respect of pension funding relief. The agreement establishes a protocol under which OSFI will recommend to the Government of Canada the adoption of a regulation which would allow Air Canada to extend the payment of pension plan solvency deficiencies over a period of 10 years as opposed to the current maximum of 5 years. The protocol provides that the solvency deficiencies will be paid down in accordance with an agreed upon schedule of variable annual payments as opposed to the current regulatory requirement for equal annual payments. The protocol further provides that Air Canada request the approval of the Court to remit approximately $34 million in special payments to certain pension plans immediately.

       In consideration of OSFI proposing a regulation allowing for the elimination of any deemed trust which may have arisen as a result of required solvency deficit payments prior to the execution of the protocol, Air Canada and OSFI have agreed that upon Air Canada's emergence from the CCAA proceedings, the pension plan trustees will receive subordinated secured promissory notes in the aggregate amount of $346.6 million with a second charge over the assets of Air Canada. The notes will be reduced as solvency payments are made in accordance with the agreed upon schedule. The terms of the notes should not materially affect the aircraft and exit financing to be made available to Air Canada pursuant to the global restructuring agreement with GECC and should not materially restrict any future secured or unsecured financings.

       The implementation of the protocol is conditional upon (i) the emergence from the CCAA proceedings on or prior to December 31, 2004; (ii) the amended regulation coming into effect, and (iii) consent being obtained from plan beneficiaries through the unions and Court appointed representatives of non-unionized employees and retirees. The protocol represents a variation from the condition of the amended and restated standby purchase agreement with Deutsche Bank which Air Canada believes is not material. A request for confirmation and waiver from Deutsche Bank is pending.

       Air Canada Jazz has resumed, since December 2003, remittance of all contributions to all of its defined contribution pension plans. Air Canada and Air Canada Jazz also remitted, in December 2003 and January 2004, an aggregate amount of approximately $132 million representing the 2003 current service costs under their defined benefit pension plans covering all of Air Canada's unionized and non-unionized employees and retirees in Canada and in the United Kingdom as well as a group of Air Canada Jazz pilots. Benefit payments for the Corporation's sponsored pension plans continue to be made in accordance with plan requirements. On April 27, 2004, the Court further amended its initial order to permit contributions by the Corporation into each of the Canadian defined benefit registered pension plan equal to the current service costs relating to the first quarter of 2004. Accordingly, on April 30, 2004, the Corporation made contributions totalling $25 million.

Greater Toronto Airports Authority

       On February 19, 2004, Air Canada applied to the Court seeking to have the Greater Toronto Airports Authority ("GTAA") honour its agreement with Air Canada regarding the relocation of Air Canada's domestic operations to Pearson's Terminal 1 New. Pursuant to the agreement in place between Air Canada and the GTAA, Air Canada was granted fixed preferential use of all 14 covered gates that will be available at the initial phase of Terminal 1 New.

       The dispute arose when the GTAA declared that it would give Air Canada the fixed preferential use of only eight of the 14 gates, thus forcing Air Canada to share the remaining six gates with WestJet. On February 23, 2004, the Court ordered the GTAA to honour its agreements with Air Canada and to provide Air Canada with the fixed preferential use of all 14 covered gates. On March 19, 2004, the GTAA and WestJet were denied the right to appeal the Court's decision.

       An issue also arose with the GTAA relating to the number of Pearson Terminal 2 gates to be vacated by Air Canada. On April 29, 2004, Air Canada and the GTAA concluded an agreement on a number of operational issues at Terminal
2. With respect to the three gates at Terminal 2 that were at issue, the agreement provides that they will become common use gates administered by the GTAA subject to some agreed grandfathered use by Air Canada. By letter dated April 30, 2004, Air Canada and the GTAA advised the Court of their commitment to continue to work together to enhance their relationship going forward.

                   Three-Year Summary: Evolution of Business
                   -----------------------------------------

Integration of Canadian Airlines

       In 1999, a take-over bid was launched to acquire the Corporation which take-over bid was subsequently determined to be illegal. The Corporation's proposal to acquire CAIL was successful and led to the financial restructuring of Canadian Airlines Corporation's and CAIL's $3.5 billion of debt and lease obligations. Upon the closing of the restructuring plan, CAIL became a wholly-owned indirect subsidiary of Air Canada, effective July 5, 2000. The integration of the operations of the Corporation and CAIL was carried out in 2000 and the amalgamation of Air Canada and CAIL was completed on January 2, 2001. All regional operations were merged into Air Canada Regional Inc., now known as Air Canada Jazz.

       On March 29, 2001, Transport Canada granted Air Canada an amended single Air Operator Certificate, allowing for the complete consolidation of CAIL's operations, maintenance and aircraft under the Air Canada operator certificate. The Corporation completed the intermingling of employees with the ratification of the contract with the Canadian Union of Public Employees on March 3, 2003.

Economic Environment

       Commencing in the summer of 2000, Air Canada was faced with increasing competition from domestic low-cost airlines. Domestic low-cost airlines, together with growing consumer expectations for lower fares, have driven down yields. In addition, the bursting of the technology bubble in 2000 caused a substantial decline in the demand for premium business travel. The Corporation cut its planned 2001 capacity growth to zero, parked up to eight older widebody aircraft and reduced employment levels by 3,500 employees, primarily through voluntary separation packages and attrition. However, Air Canada was not fully able to respond to this new environment given the undertakings provided in connection with the acquisition of CAIL which notably prevented Air Canada from starting up a planned low-cost air carrier in Eastern Canada before September 2001 and also prevented Air Canada from significantly reducing labour costs.

       Air Canada also experienced, in the past few years, a succession of negative events, each of which has had a dramatically greater impact on Air Canada than upon its domestic competitors given Air Canada's large transborder and international travel components. Recent years have been characterized by an overall recessionary economic environment which led to a general weakened demand for Air Canada's services and a substantial drop in demand in the premium corporate and business travel markets. The adverse consequences of a declining economy were compounded by the September 11, 2001 terrorist attacks and the 2003 SARS outbreak which led to a further reduction in consumer demand.

       Given its limited ability to reduce labour costs and having effectively fixed aircraft fleet costs, Air Canada was unable to bring down its cost structure to a level necessary to respond to the decline in traffic and, generally, to the new landscape of the airline industry.

       The September 11, 2001 terrorist attacks also triggered substantial increases in insurance and airport security costs. For 2002, Air Canada's annual aviation insurance costs increased by approximately $71 million compared to insurance costs in effect prior to September 11, 2001. The $24 Canadian government air traveller's security charge negatively impacted the Corporation's performance in 2002 on short haul routes. Effective March 1, 2003, the domestic air traveller's security charge was reduced to $14 from $24 for a round-trip ticket. On April 1, 2004, the charge was further reduced to $12 for domestic travel, and $20 for transborder and international travel. Following September 11, 2001, Air Canada also grounded many of its aircraft due to excess capacity. As most airlines were generally experiencing similar overcapacity problems, Air Canada's ability to dispose of such aircraft was severely restricted.

       The geo-political instability that has characterized recent years, including the Iraqi crisis, brought uncertainty to the global economy and contributed to increased volatility in fuel prices. Fuel prices, an important factor for Air Canada, were at a near record level in the first quarter of 2003.

       In this context, Air Canada experienced a worsening financial position exemplified by a net loss of $1.315 billion for 2001 and a net loss of $828 million for 2002, as well as the downgrading of its senior debt rating by Moody's (from Ba3 to B1) in January 2001 and by DBRS (from BB with a stable trend to BB (low)) in February 2001. The events of September 11, 2001, triggered another downgrade of Air Canada's debt rating by DBRS (from BB (low) to B (high)) and S&P (from BB- to B+) in September 2001 and by Moody's (from B1 to B3) in October 2001. As at December 31, 2002, Air Canada had total assets of book value of $7.412 billion and total liabilities of $9.700 billion.

       In early 2003, Air Canada's revenues began to be severely impacted by:
(i) the advent of the Iraq war; (ii) the SARS outbreak; and (iii) the rapid expansion of WestJet and other low-cost carriers. In combination, these factors caused Air Canada's passenger revenues to decline by over $1.3 billion versus 2002. The operating losses of 2001 and 2002 had already significantly diminished the liquidity of Air Canada and alternative sources of funding were lost.

       On March 21, 2003, OSFI issued directions requiring Air Canada to file new valuations of its main pension plan to retroactively make current service contributions in respect of 2002. The impact of these directions would have been to place a great burden on Air Canada's liquidity over the ensuing five years in order to fund the solvency deficit in the time required by existing regulations.

       Consequently, with the advice of their financial and legal advisors, the Applicants elected to restructure their operations, debt and capitalization under CCAA protection. On April 1, 2003, the Applicants filed for and received protection under the CCAA in the form of a general stay of proceedings. The Court appointed the Monitor under the terms of the initial order. The Applicants, through the Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code.

       Further to Air Canada's announcement that it had filed for protection under the CCAA, DBRS and Moody's downgraded Air Canada's senior unsecured debt rating to C and S&P to D.

Regulatory Environment

       For a description of the evolution of the regulatory environment of the Corporation over the last three years, please refer to the section entitled "Regulatory Environment".

Asset Sales

       The Corporation started focusing on asset sales for purposes of raising liquidity in 2001, following the bursting of the technology bubble and the resulting economic slowdown and decline in business travel. These types of financing activities significantly increased following the terrorist attacks of September 2001. In 2002, the on-going economic slowdown, the threat of an Iraqi conflict and the general decline in travel contributed to further asset sales. The following amounts were raised by the Corporation through sale and leaseback transactions in 2001 and 2002:

         o 2001: $1,468 million - aircraft, spare engines and computer equipment; and
         o     2002: $284 million - aircraft, engines and real estate.

Business Process Re-engineering

       As a result of the on-going economic slowdown, the Corporation continued its focus on cost reduction and revenue improvement initiatives. Several major undertakings were launched under the umbrella of the Securing Our Future ("SOF") re-engineering program, including the adoption of the Six Sigma methodology.

       SOF is a program, which resulted from extensive management analysis and benchmarking and includes the following initiatives: the addition of more economy seating, fuel burn savings projects, the re-negotiation of supply agreements, the re-evaluation and release of surplus real estate and other assets, the re-design of products and workflow, the development of on-line booking technology and the reduction of distribution costs such as Computer Reservation System fees. A number of these initiatives were implemented and resulted in improved revenue and cost performance. An objective of SOF was to make business process re-engineering a permanent part of the Corporation's culture.

       In May 2002, the Corporation introduced the Six Sigma methodology, a discipline to simplify processes, improve service and reduce waste and costs. Six Sigma is: (i) a rigorous and disciplined approach to managing business through data driven processes by providing a consistent analytical approach to project selection and solutions; (ii) an approach that provides a common business language that all employees share to discuss business improvements; and (iii) a measurement of variation, or defects, in an individual process.

       A continuing area of focus is the development and implementation of strategies to utilize the Internet and other electronic media, particularly in creating new and lower cost channels of distribution. The Corporation continues to encourage customers to book and check-in electronically. In terms of booking, the Corporation has websites for Air Canada, Air Canada Jazz, Tango, Aeroplan and Destina.ca, the Corporation's Internet travel services portal. Regardless of the booking method, the use of electronic ticketing is now widespread. In terms of electronic check-in, the Corporation has made significant investments in Express self-service check-in kiosks available at major Canadian airports. At December 31, 2003, in excess of 82% of Air Canada's tickets were electronic tickets, representing 94% of all tickets issued where electronic ticketing is available. The Corporation became the first full service international airline to issue electronic tickets for its domestic network.

Fleet and Capacity Initiatives

       In 2002, the Corporation continued to realign its capacity in order to address the slowdown in travel resulting from the economic downturn. This was done primarily by reducing frequencies on certain high frequency routes or where required, by combining frequencies by operating larger aircraft. This enabled Air Canada to maintain a full presence on its traditional network while reducing its operating costs and allowing for redeployment opportunities on incremental revenue opportunities.

       In the mainline fleet, many of the Corporation's oldest narrow-body aircraft were retired or sold, including several Boeing 767-200 and Boeing 737-200 aircraft and the entire DC-9 fleet. Furthermore, by year-end 2002, seven Boeing 737-200 aircraft were transferred to ZIP operations. During 2002, 16 new Airbus narrow-body aircraft were delivered, providing replacement capacity for some of the retired aircraft. In addition, the Corporation also took delivery of two Boeing B767-300 and three Airbus A321 aircraft on a Power By the Hour ("PBH") basis with aircraft rental payments based on the number of hours flown. As at December 31, 2002, the Corporation had a total of 10 PBH aircraft. In regards to wide-body aircraft, in 2002, four aircraft (three Airbus A340-300 and one Boeing 747-400) were returned to their lessors at the end of their leases.

       At Air Canada Jazz, the Fokker F28 aircraft have all been retired.

       To address the decline in business travel and support its drive to reduce unit costs, the Corporation continued its seat reconfiguration program in 2002, which has added economy class seating and reduced business class seating on Airbus A320, Airbus A319, Boeing 737 aircraft and added economy class seating only on Boeing 767 aircraft, while maintaining industry leading seat pitch standards.

       During 2003, the Corporation continued the process of restructuring its fleet, including the elimination of unprofitable aircraft. For the period from April 1, 2003 to March 31, 2004, the Corporation eliminated 50 aircraft from its total fleet (48 leased aircraft and two owned aircraft). During this period, the Corporation also took delivery of three new Airbus narrow-body aircraft.

                           Subsidiaries and Divisions
                           --------------------------

Aeroplan

Aeroplan is Canada's largest loyalty program with six million members. In January 2002, Aeroplan was reorganized as a separate limited partnership. On January 27, 2003, Air Canada announced that it had entered into an agreement to sell a 35% interest in Aeroplan to Onex Corporation. Air Canada would retain the remaining 65% interest in Aeroplan. In conjunction with Air Canada's filing for protection under the CCAA, the parties terminated their original agreement and agreed to an exclusive negotiating period to restructure the transaction which ended on June 23, 2003. In connection with Air Canada's Original Solicitation Process which began in July 2003, it was decided that the exclusivity arrangement with Onex Corporation would not be extended.

ZIP

In September 2002, the Corporation launched a wholly-owned independently operated low-fare carrier, ZIP. ZIP is based in Calgary and operates primarily short-haul routes with connections to and from the Corporation's worldwide network. ZIP has agreements with the Corporation for the provisions of certain services, such as pilots, maintenance and ground handling, but operates independently of the Corporation, with its own Operating Certificate, fleet, flight attendants and management team.

Air Canada Jazz

In April 2002, Air Canada Jazz was launched as a new brand for Air Canada's regional operations. Air Canada Jazz forms an integral part of Air Canada's domestic and transborder market strategy and provides service throughout Canada and to certain destinations in the United States. In August 2002, Air Canada assumed commercial responsibility for Air Canada Jazz operations.

Destina.ca

In April 2002, Destina.ca, the Corporation's wholly-owned online travel site and a major partner of Aeroplan, was launched. Destina.ca offers customers one-stop reservation and destination information services with access to airlines, hotels and car rental agencies around the world.

Air Canada Technical Services

Air Canada Technical Services, a division of Air Canada, provides maintenance, engineering, repair for Air Canada's aircraft fleet and provides maintenance services to airline customers worldwide.

Tango by Air Canada

In November 2001, the Corporation launched Tango, a low fare "no frills" carrier, operated as a separately branded product. Given the success of the Tango brand, the Tango operation was integrated within Air Canada and Air Canada Jazz operations. Today, Tango is simply a fare available on-line at Air Canada's website and is offered on all domestic routes and most transborder routes (excluding Hawaii).


               III DESCRIPTION OF THE BUSINESS OF THE CORPORATION


       Passenger transportation is the principal business of the Corporation and, in 2003, represented 82% of total operating revenues, while cargo revenues accounted for 6% of total operating revenues.

       The following table sets out the Corporation's consolidated operating revenues from domestic and international routes (including passenger and cargo) and other operating revenues for the periods indicated.

                                                    Operating Revenues
                                                  Year ended December 31
                                                        (millions)
                                      ------------------------------------------
                                           2001            2002          2003
                                      ------------------------------------------

   Domestic routes..................      $3,743          $3,688        $3,059
   International routes.............       4,958           5,087         4,318
   Other operating revenues.........         910           1,051           991
                                      -----------     -----------    -----------
   Total............................      $9,611          $9,826         $8,368
                                      ===========     ===========    ===========


                 Passenger Operations and Route Networks
                 ---------------------------------------

       At December 31, 2003, the Corporation provided direct passenger air transportation to approximately 148 destinations. During 2003, the Corporation operated, on average, approximately 1,246 scheduled flights each day and carried approximately 28 million passengers. The Corporation operates significant domestic, transborder and international routes networks.

                                                 Passenger Revenues
                                               Year ended December 31
                                                     (millions)
                                     ------------------------------------------
                                          2001            2002          2003
                                     ------------------------------------------

      Domestic....................      $3,582           $3,535        $2,919
      Transborder.................       2,118            1,945         1,578
      Other international.........       2,423            2,710         2,361
                                     -----------     -----------    -----------
      Total.......................      $8,123           $8,190        $6,858
                                     ===========     ===========    ===========

       The Corporation's primary hubs are located in Toronto, Montreal and Vancouver, which serve domestic, transborder and international markets, respectively. Toronto's Pearson is the Corporation's largest hub and, in 2003, its passengers accounted for approximately 56% of Pearson's passenger traffic. The Corporation is the principal tenant in Pearson's Terminal 1 New and Terminal 2.

       The Corporation operates a hub at Montreal's Pierre-Elliott Trudeau International Airport and in 2003, its passengers accounted for approximately 52% of Montreal's passenger traffic. Montreal is a hub for domestic, transborder and international (primarily Trans-Atlantic) traffic. The Corporation also operates a hub at Vancouver's International Airport and in 2003, its passengers accounted for approximately 50% of Vancouver Airport's passenger traffic. Vancouver is a hub for domestic, transborder and international (primarily Trans-Pacific) traffic.

       Air Canada has historically experienced greater demand for its services in the second and third quarters of the calendar year and lower demand in the first and fourth quarters of the calendar year. This demand pattern is mainly a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year, as compared to the second and third quarters.

Domestic

       At December 31, 2003, the Corporation provided an extensive network and product offering across Canada with scheduled passenger service directly to 58 Canadian destinations. Domestic passenger revenues accounted for 42% of total passenger revenues in 2003. The most important Canadian routes in terms of operating revenues in 2003 were the transcontinental routes linking Toronto, Montreal and Ottawa with major Western Canadian cities, including Winnipeg, Calgary, Edmonton and Vancouver. The Corporation operates several short-haul commuter routes, including Rapidair routes. Frequent service linking major centres within Western Canada is also offered with numerous flights between Calgary and Vancouver and between Calgary and Edmonton. In addition to transcontinental and commuter routes, the Corporation provides service between and within Central Canada, the Prairies and the Atlantic Provinces. Frequent service linking major centres within Western Canada is also offered with numerous flights between Calgary and Vancouver and between Calgary and Edmonton. In addition to transcontinental and commuter routes, Air Canada provides service between and within Central Canada, the Prairies and the Atlantic Provinces. In November 2001, Air Canada launched Tango, a low-fare "no frills" carrier, operated as a separately branded product. With significantly lower unit costs than Air Canada's full-service product, Tango operated lower replacement cost flying, point-to-point, mainly on long-haul routes. Given the success of the Tango brand, the Tango operation was integrated within Air Canada and Air Canada Jazz operations. Today, Tango is simply a fare available on-line at Air Canada's website (www.aircanada.com) and is offered on all domestic routes and most transborder routes (excluding Hawaii).

       On September 22, 2002, ZIP was launched as a low-fare, high value airline to compete in the new market segment of low-cost airlines. ZIP is based in Calgary, with its own operating certificate, fleet, management team, and flight attendants. ZIP pilots are seconded from Air Canada. They have a reduced wage rate relative to Air Canada pilots, but they fly more hours. In terms of the ZIP flight attendants, their salaries and working conditions are comparable to other low-cost airlines. Several other functions, such as maintenance, dispatch and groundhandling, are contracted from Air Canada and Air Canada Jazz. ZIP currently operates a fleet of 12 Boeing B737-200 aircraft. This fleet will be replaced and expanded with 20 Airbus A319 aircraft starting in July 2004. With its lower cost base, ZIP allows Air Canada to compete effectively in the low-cost carrier environment. ZIP's schedule offers connections to and from Air Canada's network, provides Aeroplan points and, compared with other low-cost airlines, has more legroom and provides advanced seat selection.

       Air Canada Jazz was launched in April 2002 as a new brand for Air Canada's regional operations. Air Canada Jazz forms an integral part of Air Canada's domestic and transborder market strategy and provides service throughout Canada and to certain destinations in the United States. A significant portion of Air Canada's passengers either originate from or are destined for small cities and communities. Air Canada linked its mainline and regional networks in order to serve connecting passengers more efficiently and to provide valuable traffic feed to Air Canada's mainline routes. Air Canada's mainline and regional operations coordinate marketing, flight schedules, ticketing and groundhandling in order to ensure convenient passenger connections. In August 2002, Air Canada assumed commercial responsibility for Air Canada Jazz operations.

       Small independent domestic airline operators replace Air Canada Jazz operations in markets considered too small for Air Canada Jazz to serve directly. At December 31, 2003, these airlines operated flights under Air Canada's designator code and provided service to an additional 12 domestic destinations. Air Canada does not own any equity interests in these carriers.

Transborder (Canada -- United States)

       With the most non-stop destinations and flights to the United States, the Corporation carries more passengers between Canada and the United States than any other airline. At December 31, 2003, the Corporation directly served 75 routes to 44 transborder destinations with over 1,278 weekly flights. The Corporation's network reach was also increased by extensive connections to and Code-sharing with Star Alliance partner, United Airlines. In 2003, transborder passenger revenues represented 23% of total passenger revenues.

       During 2003, Air Canada continued to adjust and optimize its capacity to the United States, while maintaining a competitive schedule on key markets. The difficult competitive environment continued as incremental non-stop services were offered by major US carriers. In 2003, Jetsgo was the first Canadian low-cost carrier to expand into the United States, with services to Florida and Newark. WestJet has also announced the introduction of transborder service in 2004 serving Florida, California, Las Vegas, Nevada and Arizona.

       Overall capacity in 2003 to the United States (excluding sun markets) was reduced by 14.8% compared to 2002, reflecting the changing environment. Included in these reductions were the cancellation of service between Toronto-Charleston, Edmonton-Los Angeles, Winnipeg-Chicago, Montreal-Atlanta, Vancouver-Phoenix and Toronto-San Diego. Although the number of flights decreased overall by 10% from 2002, additional flights were added on a number of key markets in order to remain competitive with U.S. carrier growth.

International

       Air Canada has a significant international network which is enhanced by strategic and commercial alliances with other Star Alliance members. At December 31, 2003, Air Canada provided scheduled service directly to 46 destinations in Europe, the Middle East, Latin America, the Caribbean and Asia. In 2003, international passenger revenues from the Atlantic and Pacific regions represented approximately 22% and 7% of total passenger revenues, respectively. In 2003, international passenger revenues represented approximately 34% of total passenger revenues.

       During 2003, flights to Europe were negatively affected by the SARS outbreak, especially during the second quarter. Air Canada operated flights to the United Kingdom, France and Germany (with Lufthansa). In addition, Air Canada flew to Madrid, Copenhagen, Amsterdam, Zurich, Dublin, Rome and Tel Aviv. Service to Rome, Madrid and Dublin has been suspended. Air Canada commenced service to Manchester in cooperation with bmi in April 2004.

       In the Asia-Pacific market, capacity was reduced significantly during the second quarter of 2003 due to the SARS outbreak. During the period from January to June 2003, Air Canada flew 31% fewer ASMs (66% fewer in June 2003 alone). As the SARS situation improved, demand picked up again and, as a result, Air Canada increased its capacity by the end of June 2003. Asia-Pacific services are now back to pre-SARS levels. The Vancouver-Taipei service is now offered through a Code-sharing agreement with EVA Air. Other new services were added with the introduction of the only non-stop service between Toronto and Delhi in October 2003 and a non-stop service from Hong Kong to Toronto in December 2003. In addition to targeting business travelers, these new services capitalize on the high volume "Visit Friends and Relatives" segment in these markets.

       Air Canada also achieved growth in the Latin American and Caribbean markets. The introduction of scheduled service to Havana, Santiago, Bogota, Caracas, Lima and Buenos Aires and the growth of existing Caribbean leisure destinations, provided opportunities for the reallocation of underperforming aircraft, while capitalizing on the strength of Air Canada's network.

                             Products and Services
                             ---------------------

       The Corporation has an ongoing program to offer superior value products, services and on-board amenities to its customers, particularly its high value business travelers. The Corporation offers a mix of product alternatives to its passengers: Executive First on trans-atlantic and trans-pacific flights; Executive Class on all domestic and transborder flights (except for regional jet aircraft and flights operated by Air Canada Jazz) and Hospitality Class. Executive First is Air Canada's redesigned international executive class service offering first class comfort and sophistication at business class fares. The Executive First service begins on the ground with exclusive check-in areas and airport concierge service, and continues in the air with more legroom and quality dining. Comfort and entertainment are enhanced with electronic sleeper seats, individual audio and video entertainment and satellite communication technology with global access to telephone services.

       The Corporation's products and services also include:

         o     the largest Canadian domestic route network;

         o high frequency Rapidair and Air Canada Jazz service in Eastern Canada linking Toronto, Montreal and Ottawa and high frequency services in Western Canada linking Vancouver, Calgary and Edmonton;

         o a significant international network enhanced by the Corporation's Star Alliance membership;

         o Maple Leaf Lounges, which provide members and Executive class passengers with state-of-the-art computer, entertainment, office and high speed internet equipment at most major Canadian airports, as well as in Los Angeles, London and Paris;

         o     arrival lounge in London Heathrow;

         o in-flight entertainment on most flights longer than 45 minutes offering bilingual daily news and full-length feature movies on all flights over three and a half hours;

         o personalized concierge service for Executive First and Aeroplan Super Elite customers at major Canadian, U.S. and international airports;

         o electronic ticketing on all North American routes (and on many international routes);

         o     self-service airport check-in kiosks at major airports across
               Canada;

         o onboard restaurant service on selected domestic and transborder routes; and

         o     on-line bookings.

       Approximately 80% of Air Canada's passenger ticket sales were made by travel agents in 2003. Air Canada has strategic relationships with numerous travel agencies throughout the world. Air Canada is also expanding integrated systems for electronic commerce to enhance its product offerings. Electronic ticketing is available throughout Canada, in the United States and at many international service points for travel on Air Canada and selected Star Alliance partners. As at December 31, 2003, in excess of 82% of Air Canada's tickets sold worldwide were electronic tickets, representing 94% of all tickets issued where electronic ticketing is available. Effective January 13, 2003, Air Canada became the first full-service international airline in the world to issue 100% electronic tickets for its domestic network.

       Air Canada and United Airlines also have an inter-airline (interline) electronic ticketing service, making it possible for customers to use a single electronic ticket for travel on both airlines. This service was the first electronic ticketing initiative that bridged two different airline computer reservations systems. Furthermore, since 2001, this interline capability has been extended to the travel agency community. Plans are underway to have an interline ticketing service among all Star Alliance partners by mid-2005.

       Air Canada's website, www.aircanada.ca, allows individual passengers to purchase tickets, access up-to-date schedule and corporate information and receive information on Air Canada's products and services as well as receive flight status notification through their wireless-enabled phones or trace cargo shipments. Air Canada also operates the following websites: www.flytango.ca; www.destina.ca; www.aeroplan.com; www.flyjazz.ca and www.4321ZIP.com.

       Self-service airport check-in kiosks are located in Toronto, Montreal, Ottawa, Halifax, Winnipeg, Calgary, Vancouver and New York's LaGuardia Airport. Over 40,000 customers daily use this fast alternative for check-in where they can obtain boarding passes, confirm or select their seats, select the frequent flyer program for mileage accrual, stand by for earlier flights or request an upgrade. Over 150 kiosks are available to be used by customers traveling on Air Canada, Air Canada Jazz or ZIP flights.

                                Cargo Operations
                                ----------------

       Air Canada provides air cargo services on most of its scheduled domestic, transborder and international passenger flights. Air Canada is a major domestic air cargo carrier. Cargo services offered by Air Canada include guaranteed choice of flight airport-to-airport services for high priority shipments (AC Expedair and AC Priority), and air freight services (AC Air Freight), to Air Canada destinations worldwide. At December 31, 2003, Air Canada's cargo division provided direct air cargo service to approximately 225 Canadian and international destinations and had sales representation in over 50 countries. Cargo operations generated $519 million in operating revenues in 2003 and accounted for 6% of Air Canada's total operating revenues.

       The following table sets out the Corporation's cargo revenues from domestic and international operations for the periods indicated.

                                                 Year ended December 31
                                                       (millions)
                                      ------------------------------------------
                                           2001            2002          2003
                                      ------------------------------------------

      Domestic.....................        $161            $153           $140
      International................         417             432            379
                                     -----------     -----------    -----------
      Total........................        $578            $585           $519
                                     ===========     ===========    ===========

       In January 2002, the Corporation opened a new modern cargo terminal at Pearson. This new state-of-the-art cargo terminal is designed to meet the needs of customers and will make cargo handling more efficient than ever before. The cargo terminal is equipped with the new Inventory Control System which interfaces with all aspects of the cargo operation, making this facility one of the most technically advanced in the world. Air Canada is the largest supplier of air cargo services to Canada Post Corporation and in April 2002, Air Canada and Canada Post Corporation renewed their long standing cargo services contract. This contract for carriage of mail was extended until 2007 for domestic service and until 2005 for transborder and international service.

       In June 2002, Air Canada Cargo launched a new freight management system AC Lynx, a Web-based process. AC Lynx offers the visibility and the tools needed to track cargo online from initial booking to delivery. Air Canada, jointly with United Airlines and Northwest Airlines, are the founding carriers of the new Cargo Portal Service in cooperation with Unisys. The new portal was launched on January 27, 2003. Endorsed by large freight forwarders and the Air Forwarders Association, this portal provides access to a suite of services from multiple airlines, enabling the forwarders to book shipments. The portal also enables its users to check schedules, capacity availability and shipment status, all from one site.

                                Other Operations
                                ----------------

       The Corporation also operates in the following related services:

                                                Year ended December 31
                                                       (millions)
                                      ------------------------------------------
                                          2001            2002          2003
                                      ------------------------------------------
      Other Revenues
           Aeroplan                       $230            $309           $307
           Technical Services              224             239            169
           Other                           456             503            515
                                     -----------     -----------    -----------
      Total other revenues                $910          $1,051           $991
                                     ===========     ===========    ===========


Aeroplan

       Aeroplan is Canada's premier loyalty program with six million members. Aeroplan members can earn Aeroplan points through an extensive network of over 100 partnerships with airline, hotel, car rental, financial, telecommunication, retail, services and entertainment partners. Aeroplan members can redeem their miles for reward travel to over 700 destinations in 128 countries served by Air Canada, Air Canada Jazz, ZIP, Air Canada's worldwide Star Alliance partner airlines and other Aeroplan partner airlines. Aeroplan members can also redeem their miles for a wide variety of over 120 exclusive and unique experiential rewards as well as car rentals, hotel stays, ski and Air Canada Vacations packages.

       The Aeroplan frequent flyer program offers points accumulation as an incentive to Air Canada's and other partners' customers. Flyers on Air Canada, any one of the Star Alliance member airlines or other partner airlines are able to accumulate points toward travel rewards worldwide on Air Canada, Star Alliance members and other partner airlines. Aeroplan also manages the tier membership programs for Air Canada's most frequent flyers. The Prestige, Elite and Super-Elite tiers are designed to provide a multi-level benefits program to Air Canada's customers in return for their continued and frequent use of Air Canada as their first choice for air transportation. Aeroplan also offers complementary programs like the Aeroplan Business Incentive Program, which is used by small to medium businesses to generate customer and employee loyalty.

       In January 2002, Aeroplan was reorganized as a limited partnership. As one of its main strategies, Aeroplan accelerates the development of its technology base to leverage its core capabilities in database management, market segmentation, research, hosting and customer relationship management and continues to develop features to complement these capabilities. In May 2002, Aeroplan launched aeroplan.com enabling members to book online air travel rewards on Air Canada. During 2002, Aeroplan introduced several new ways to use Aeroplan points. Aeroplan has been voted the world's Best Frequent Flyer Program for the second consecutive year at the 2003 OAG (Official Airline Guide) Airline of the Year Awards in London, England.

       On January 27, 2003, Air Canada announced that it had entered into an agreement to sell a 35% interest in Aeroplan to Onex Corporation. Air Canada would retain the remaining 65% interest in Aeroplan. In conjunction with Air Canada's filing for protection under the CCAA, the parties terminated their original agreement and agreed to an exclusive negotiating period to restructure the transaction which ended on June 23, 2003. In connection with Air Canada's Original Solicitation Process that began in July 2003, it was decided that the exclusivity arrangement with Onex Corporation would not be extended.

       At December 31, 2003, Aeroplan had 176 managerial employees across its offices in Montreal, Toronto and Vancouver and a total of 1336 call centre agents at its call centres in Montreal and Vancouver.

Destina.ca

       Destina.ca, launched in April 2002, is Air Canada's wholly-owned on-line travel site and a major partner of Aeroplan. Destina.ca offers customers one-stop reservation and destination information services with access to airlines, hotels and car rental agencies around the world.

       In 2004 and beyond, Destina.ca will contribute to a major restructuring of Air Canada's on-line distribution channels and play a key role in the on-line operations and continued growth of the Air Canada commercial websites with a focus on the following initiatives:

         o manage the Air Canada commercial websites that comprise Air Canada on-line (aircanada.ca, aircanada.com, 4321ZIP.com, Agency Direct Bookings and destina.ca the on-line travel agency site);

         o reduce Air Canada's distribution costs with the development and implementation of a common IT platform and booking engine to increase capacity and enhance functionality. The new web framework will facilitate a major expansion of on-line booking facilities and thus reduce distribution costs; and

         o generate greater revenues from new business (hotels, cars, etc.).

Technical Services

       Air Canada Technical Services ("ACTS") competes on a global basis as an aircraft maintenance, repair and overhaul service provider. ACTS is responsible for providing maintenance, engineering and repair for Air Canada's aircraft fleet and for providing maintenance services to airline customers worldwide. In 2003, third party operations generated $169 million in operating revenues through the sale of maintenance and engineering services, aircraft materials and other services. In 2003, these technical services were provided to over 70 customers including Airborne Express, Air Norterra, Atlantic Coast Airlines, Canadian Department of National Defence, Jet Blue Airways, Lufthansa, Pratt & Whitney and Skyservice Airlines. The major maintenance facilities for ACTS are located in Toronto, Montreal, Vancouver, Calgary and Winnipeg.

Other Revenues

       Other revenues include, among others, revenues from Touram Inc. and passenger, cargo and groundhandling services to numerous airlines.

       Air Canada's wholly-owned subsidiary, Touram, conducts business under the trade names Air Canada Vacations and Netair. Air Canada Vacations is a major Canadian tour operator, offering leisure and vacation packages which include air transportation supplied by Air Canada, hotel accommodations, car rentals and cruises. Netair sells surplus seat inventory exclusively to travel agents covering air travel only. As of December 31, 2003, Touram arranged travel for over 218,230 passengers. Currently, Air Canada Vacations offers vacation packages to Florida, Hawaii and Las Vegas.

       Air Canada also provides passenger, cargo and groundhandling services to numerous airlines, including major foreign airlines at Canadian and international airports. These services include airport passenger check-in, ticketing, baggage handling, cargo handling and processing, as well as aircraft ramp handling.

                       Star Alliance and Other Alliances
                       ---------------------------------

       Air Canada operates an extended global network in conjunction with its international partners. Air Canada was a founding member of Star Alliance in 1997, the world's largest airline alliance group.

       Star Alliance has grown, since its inception, to include the following 17 airlines: Air Canada, United Airlines, Lufthansa, SAS, Thai Airways, VARIG, Air New Zealand, All Nippon Airways, Austrian Airlines (including Lauda Air and Tyrolean Airways), Singapore Airlines, bmi, Asiana Airlines, Spanair, LOT Polish Airlines and US Airways.

       Through its strategic and commercial partnerships with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations in 132 countries across the globe, with reciprocal participation in frequent flyer programs and use of airport lounges. The Star Alliance facilitates Code-sharing and traveler connections and transfers by providing customers with a higher level of service between network connection points (which may include one stop check-in). The airlines have implemented initiatives such as common utilization of facilities and are focusing on capturing potential synergies in areas such as joint purchasing. Air Canada now Code-shares with all of the members.

       In addition to Star Alliance, Air Canada has joint marketing, Code-sharing or commercial relationships with the following international airlines: El Al (Israel), Royal Jordanian (Jordan), EVA Air (Taiwan), and Air Jamaica (Jamaica).

       As a member of the International Air Transportation Association, Air Canada has multilateral interline traffic agreements with many international air carriers, enabling it to offer for sale air transportation services between Canada and most countries worldwide.

                                United Airlines
                                ---------------

       The United Airlines alliance provides extensive access to U.S., South American, Asian and South Pacific destinations via Air Canada's and United Airlines' hubs in Canada and the United States, respectively, as well as reciprocal frequent flyer programs and one stop check-in. Since the beginning of 1998, approximately 1100 Code-share flights per day have been added, building high frequency services, which cater to the needs of the business traveler. Code-sharing with United Airlines and United Express carriers, Atlantic Coast and Air Wisconsin, allows the Corporation to indirectly serve over 75 additional destinations in the United States.

       In September 1997, the Corporation and United Airlines obtained from the U.S. Department of Transportation approval for "anti-trust immunity", subject to certain conditions, for their alliance agreement in order to further expand their transborder alliance activities. Anti-trust immunity enables Air Canada and United Airlines to jointly develop and extend seamless travel products between Canada and the United States with coordination in areas such as marketing, advertising and distribution, pricing, inventory and yield management, frequent flyer programs and route and schedule coordination, as well as other areas which were previously restricted. The carriers re-submitted their alliance agreement for review in September 2002 and the U.S. Department of Transportation did not provide any comment or raise any issue.

                                   Lufthansa
                                   ---------

       Air Canada and Lufthansa have a strategic alliance offering Code-sharing, one-stop check-in, reciprocal frequent flyer programs, schedule coordination and shared passenger handling services. Non-stop flights under Code-share arrangements are offered from Vancouver, Calgary, Toronto and Montreal to Lufthansa's main hub at Frankfurt, with connections to destinations in Europe, the Middle East, Africa and Asia. Lufthansa has also expanded its Code-sharing on Air Canada routes to additional Canadian and U.S. destinations. Air Canada and Lufthansa jointly introduced Montreal-Frankfurt service on Air Canada aircraft and have expanded the joint services to all non-stop Canada-Germany routes, including Toronto-Munich.

                                 Fleet Overview
                                 --------------

       Air Canada's mainline total fleet and operating fleet, excluding Air Canada Jazz aircraft, at March 31, 2004, is as described below:

                         Total Number of Aircraft   Number of Operating Aircraft
                              March 31, 2004               March 31, 2004
                         ------------------------   ----------------------------

  Widebody Aircraft
      Airbus A340-300                9                           9
      Airbus A330-300                8                           8
      Boeing B747-400                3                           3
      Boeing B747-200                3                           0
      Boeing B767-300               30                           30
      Boeing B767-200               20                           13
  Narrowbody Aircraft
      Airbus A321                   13                           13
      Airbus A320                   52                           52
      Airbus A319                   48                           48
      Boeing B737-200(1)            15                           12
      DC-9                          18                           0
      CRJ-200                       25                           25
                         ------------------------   ----------------------------
  Total Aircraft                   244                          213

__________________

(1) ZIP operated with 12 B737-200 aircraft, which are included in the mainline fleet.

       Air Canada Jazz's total fleet and operating fleet at March 31, 2004 is as described below:


                         Total Number of Aircraft   Number of Operating Aircraft
                              March 31, 2004               March 31, 2004
                         ------------------------   ----------------------------

     CJR-200                        10                           10
     BAE 146                        10                           10
     Fokker F28                     27                            0
     DHC-8-300                      26                           26
     DHC-8-100                      47                           45
                         ------------------------   ----------------------------
     Total Aircraft                120                           91


Widebody Aircraft

       At March 31, 2004, Air Canada's operating widebody fleet was comprised of 63 aircraft, configured in two classes of service: Executive First or Executive Class, and Hospitality Class. The Airbus A340 is a four-engine 284-seat aircraft that serves Air Canada's trans-Pacific and trans-Atlantic routes. The Airbus A330 aircraft is a twin-engine variant of the Airbus A340 that Air Canada operates mainly on trans-Atlantic routes. The Boeing B747-400 aircraft, which is planned to be phased out in the short term, is a four-engine high capacity, long-range aircraft used primarily on trans-Atlantic and trans-Pacific routes. The Boeing B767-300 is a long-range aircraft used mainly on international routes. The Boeing B767-200 aircraft is used on domestic and international routes.

Narrowbody Aircraft (Air Canada and ZIP)

       At March 31, 2004, Air Canada operated 150 narrowbody aircraft, including 113 Airbus narrowbody aircraft. These aircraft are configured in two classes of service, Executive Class and Hospitality Class, except for 25 regional jets (discussed below) and the ZIP aircraft, which are only configured in Hospitality Class. The Airbus A320 aircraft is a 140 to 154-seat, twin-engine aircraft. The twin-engine Airbus A319 offers 120 seats and is essentially a shortened version of the Airbus A320 aircraft with the same engines, operating systems and cockpit. The Airbus A321 is the largest narrowbody aircraft in the Airbus family with 166 seats. The 100-seat Boeing B737-200 aircraft, which is planned to be phased out by the end of 2004, is a twin engine aircraft. All of these narrowbody fleet types primarily serve Air Canada's domestic and transborder routes.

Regional Jet and Turboprop Aircraft (Air Canada and Air Canada Jazz)

       At March 31, 2004, Air Canada operated 25 regional jet aircraft, and Air Canada Jazz operated an additional 20 regional jet aircraft. Air Canada Jazz also operated 71 turboprop aircraft. The Bombardier CRJ-200 is a 50-seat twin-engine regional jet aircraft used primarily to serve lower density markets on routes of less than 1,000 miles, as well as to serve larger markets at "off peak" times. These aircraft are also used in selected "point-to-point" markets, transborder markets, and to develop selected domestic markets. The BAE 146 aircraft, which is expected to be phased out by mid-2005, is a four engine regional jet aircraft used to serve lower density markets and larger markets at "off-peak" times. The de Havilland DHC-8 is a four engine turboprop aircraft used to serve smaller markets and to feed connecting traffic to Air Canada's hubs.

                                      Fuel
                                      ----

       Aircraft fuel is a major expense to Air Canada. Fuel prices fluctuate widely depending on international market conditions, political events, geopolitical conflicts, and exchange rates of foreign currencies. During 2003 and the first quarter of 2004, fuel prices remained at historically high levels and continue to remain high in the second quarter of 2004. Air Canada may enter into contracts, not exceeding two years, with unrelated creditworthy financial intermediaries and oil companies to manage its exposure to crude oil and fuel price volatility. At December 31, 2003, Air Canada had no hedges for its anticipated first and second quarter 2004 fuel consumption. Based on 2003 volumes, a U.S.$1 per barrel movement in the average price of crude oil would have resulted in an approximate $28 million change in 2003 fuel expense for Air Canada, net of fuel hedges, assuming flying capacity remained unchanged and that refining spreads between West Texas intermediate crude oil and jet fuel as well as foreign exchange rates remained constant.

                                   Insurance
                                   ---------

       All airlines have experienced a dramatic increase in the cost of aviation insurance since September 11, 2001. The current environment indicates a return to stability with some cost reductions, as warranted, dependent upon the individual situation. Air Canada's 2003 insurance costs were $73 million. Air Canada's 2004 insurance costs are expected to be approximately $65 million (as compared to annual costs of approximately $28 million prior to September 11, 2001). The Government of Canada is continuing its indemnity program for third party war risks in excess of U.S.$50 million coverage as provided by current market aviation insurance policies post September 11, 2001. This Government of Canada indemnity program is applicable to the country's aviation industry. In accordance with its established risk management practices, Air Canada continues to maintain adequate levels of insurance to protect Air Canada's assets and operational exposures. Such insurance is comparable to insurance carried by other major international airlines.

                                   Employees
                                   ---------

       As part of its restructuring activities, the Corporation concluded new long term collective agreements with all union groups which expire in 2009, except for two union groups located in the United Kingdom for which the collective agreements expire in 2006. These collective agreements provide that in 2006 (2004 for the two union groups located in the United Kingdom) union groups may re-negotiate wage provisions that would be in effect for the remainder of the collective agreements. Any unresolved differences in the re-negotiation of their wage provisions will be resolved, as necessary, through mediation and arbitration.

       The implementation of the unionized workforce reduction plan emanating from the new collective agreements is expected to be completed by mid-2004. The implementation of the workforce reduction plan pertaining to the Corporation's non-unionized workforce began in May 2003 and is expected to continue until the end of 2004. A significant reduction of full-time equivalent ("FTE") employees has been achieved through the implementation of these workforce reduction plans. As of February 29, 2004, Air Canada had an average of 32,935 FTE employees. During the fourth quarter of 2003, Air Canada had an average of 33,124 FTE employees, a 17% decrease from the previous year, as shown in the table below.


                                                       FTE Employees     FTE Employees
Employee Group                           Union(1)       4th Quarter       4th Quarter       Agreement(s)
                                                           2003             2002(2)          Expiry Date
Mainline-related

Management & Administrative
Support employees                        N/A                3,614             4,723            N/A

Pilots                                   ACPA               2,830             3,100            2009(3)

Flight Attendants                        CUPE               5,898             6,789            2009(3)

Customer Sales & Service Agents          CAW/IBT            4,899             6,303            2009(3)

Ramp & Cargo Employees                   IAMAW              4,769             5,428            2009(3)

Technical Services Maintenance           IAMAW/other        5,459             6,830            2009(3)
Employees

U.K. Unionized Employees                 AMICUS/TGWU          743               850            2006

Other Unionized Employees                Various              681               820            2006

Other                                    n/a                  305               362            2009(3)
                                                        ----------         ---------
Total Mainline-related                                     29,198            35,205

Air Canada Jazz and other
subsidiaries                             Various            3,926             4,791
                                                        ----------         ----------
Total Consolidated                                         33,124            39,996

______________________

(1) ACPA: Air Canada Pilots' Association; CUPE: Canadian Union of Public Employees; CAW: National Automobile, Aerospace, Transportation and General Workers Union of Canada; IBT: International Brotherhood of Teamsters; IAMAW: International Association of Machinists and Aerospace Workers.
(2) Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
(3) Although the collective agreements will only expire in 2009, wages may be the object of re-negotiations in 2006.


                           Properties and Facilities
                           -------------------------

       The following describes principal properties owned or leased by Air Canada at May 12, 2004.


                                                                          Approx. Gross
                                                                         Internal Floor
       Principal Properties                    Description               Area (Sq. Ft.)           Nature of Title
--------------------------------     ---------------------------------   ---------------    ---------------------------
Vancouver International              Counters, offices, passenger            197,000        Leased with options until
AirportTerminal Facilities           and baggage handling facilities                        2005

Vancouver Technical                  Offices, hangars, shops,               1,076,000       Owned facilities on leased
Operations Centre                    simulator, test cell facilities                        land; lease and options
                                                                                            until 2048

Vancouver South Hangar               Offices, hangars, shops, stores         250,000        Owned facilities on leased
                                                                                            land lease until 2009
                                                                                            (plus an option to extend
                                                                                            until 2019)

Vancouver Cargo Building             Cargo facility                          92,000         Long-term lease expires
                                                                                            2019, with options to
                                                                                            renew until 2039

Calgary International Airport        Hangar, Commissary, Ground              234,000        Owned facility on leased
                                     Support Equipment ("GSE"), and                         land; lease and options
                                     Warehouse                                              until 2020

Winnipeg Air Canada Building         Offices and computer centre             392,000        Building on long-term
                                                                                            lease to 2013; on owned
                                                                                            land

Winnipeg Airport Maintenance Base    Offices, aircraft maintenance           300,000        Owned facilities on leased
                                     hangars and workshops                                  land; lease and options
                                                                                            until 2015

Winnipeg Cargo Building              Offices, Cargo                          124,000        Owned facilities on leased
                                                                                            land; lease until 2008

Toronto - Pearson International      Counters, offices, passenger            266,000        Lease expires in 2009 for
Airport Terminals 1 New & 2          and baggage handling facilities                        Terminal 1 New and in 2005
Facilities                           and commuter terminal                                  for Terminal 2. Terminal 2
                                                                                            will be vacated in late
                                                                                            2005 when transborder
                                                                                            flights also relocate to
                                                                                            Terminal 1 New

Toronto - Pearson International      Offices, simulator building,           1,540,000       Owned facilities on leased
Airport Maintenance Base             hangars and workshops                                  land; lease and options
                                                                                            until 2012

Toronto - Air Canada Office Tower    Offices and reservation call            162,000        9 floors of a 14-story
- Adjacent to Air Canada Centre      centre                                                 complex; owned facilities
                                                                                            on owned land

Toronto - Cargo Facility             Offices, Cargo & Equipment              425,000        Lease facility from the
                                     Maintenance Building ("EMB")                           Greater Toronto Airports
                                                                                            Authority (GTAA). Term of
                                                                                            the lease expires 2027.

Montreal Pierre-Elliott Trudeau      Counters, offices, passenger            129,000        Premises leased on a long
International Airport - Terminal     and baggage handling facilities                        term basis until 2014
Facilities

Montreal Pierre-Elliott Trudeau      Offices, computer centre,              1,858,000       Owned facilities on leased
International Airport Maintenance    aircraft maintenance, hangars,                         land; lease and option
Base                                 workshops and training                                 until 2051
                                     facilities

Montreal Air Canada Centre           Head office and training                272,000        Owned facilities on leased
Air Canada Headquarters              facilities                                             land; lease and option
                                                                                            until 2051

Montreal Office Building -           Offices, reservations and               202,000        Owned facilities on owned
Air Canada Call Centre               Aeroplan call centers                                  land

Halifax Hangar Base                  Offices, Hangar, and Cargo              90,000         Owned facilities on leased
                                                                                            land lease and options
                                                                                            until 2021



       Air Canada operates terminal, maintenance and/or cargo facilities under long term leases at Toronto, Montreal, Vancouver, Calgary, London (England) and Los Angeles.


       Pursuant to the Air Canada Public Participation Act, Air Canada must maintain its head office in the City of Montreal. Major operational and overhaul facilities are maintained in Montreal, Winnipeg, Mississauga, Calgary and Vancouver.

                IV MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS


       The information that appears in the 2003 Management Discussion and Analysis of Results of Air Canada is incorporated herein by reference.


                 V SELECTED CONSOLIDATED FINANCIAL INFORMATION


       Three-year consolidated financial information for the Corporation is as follows:


                                                                               Year ended December 31
                                                                  ------------------------------------------------
                                                                                     (millions)
                                                                  2001(1)(3)            2002               2003
                                                                  ----------         -----------        ----------
Operating revenues:
     Passenger...........................................          $ 8,123             $ 8,190          $   6,858
     Cargo...............................................              578                 585                519
     Other...............................................              910               1,051                991
                                                                  ----------         -----------        ----------
Total operating revenues.................................          $ 9,611             $ 9,826          $   8,368
Operating expenses:
     Salaries, wages and benefits........................            3,022               3,099              2,828
     Aircraft fuel.......................................            1,593               1,288              1,253
     Aircraft rent.......................................              959               1,109              1,009
     Airport and navigation fees.........................              738                 772                743
     Aircraft maintenance, materials and supplies........              569                 508                383
     Communications and information technology...........              479                 459                388
     Food, beverages and supplies........................              435                 395                334
     Depreciation, amortization and obsolescence.........              441                 372                366
     Commissions.........................................              476                 369                272
     Other...............................................            1,630               1,647              1,476
                                                                  ----------         -----------        ----------
Total operating expenses.................................          $10,342             $10,018          $   9,052
                                                                  ----------         -----------        ----------
Operating loss before the undernoted items...............          $  (731)            $  (192)         $    (684)
                                                                  ----------         -----------        ----------
Reorganization and restructuring items                                  --                  --             (1,050)
Non-recurring labour expenses                                           --                 (26)                --
Non-operating income (expense):
     Net-interest expense................................             (275)               (221)               (86)
     Other...............................................               41                  55               (196)
                                                                  ----------         -----------        ----------
Total non-operating expense..............................          $  (234)            $  (166)         $    (282)
                                                                  ----------         -----------        ----------
Loss before foreign exchange on non-compromised long-term
monetary items and income taxes..........................          $  (965)            $  (384)            (2,016)
                                                                  ----------         -----------        ----------
Foreign exchange on non-compromised
long-term monetary items.................................          $  (20)             $   (60)             $ 137
                                                                  ----------         -----------        ----------
Loss before income taxes.................................          $  (985)            $  (444)         $  (1,879)
                                                                  ----------         -----------        ----------
Recovery of (provision for) income taxes.................             (330)               (384)                12
                                                                  ----------         -----------        ----------
Loss for the year........................................          $(1,315)            $  (828)         $  (1,867)
                                                                  ==========         ===========        ==========

Loss per Share (2) -basic and diluted....................          $(10.95)            $ (6.89)         $  (15.53)
Cash Flow from Operations................................          $(1,072)            $   (95)         $     139

Total assets.............................................          $ 8,744             $ 7,412          $   6,910
Long-term debt and capital lease obligations (including
     current portion)....................................          $ 3,939             $ 3,494          $     505
Subordinated perpetual debt..............................          $ 1,172             $ 1,193                 --
Liabilities subject to compromise........................               --                  --          $   5,313
Shareholders' equity.....................................          $(1,460)            $(2,288)         $  (4,155)

______________

(1) Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, the amendments to Canadian Institute of Chartered Accountants standard #1650 - Foreign Currency Translation ("CICA 1650"), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities. The impact on loss for the year ended December 31, 2002 is unfavourable $33 or $0.28 per share, basic and diluted. The impact on loss for the year ended December 31, 2001 is unfavourable $61 or $0.52 per share, basic and diluted.
(2) Per share amounts have been calculated using the weighted average number of Common Shares and Class A Non-Voting Common Shares outstanding during the year.
(3)    The results of 2001 include a full-year of the former Canadian Airlines.



                            VI MARKET FOR SECURITIES


       The Common Shares of the Corporation and the Class A Non-Voting Common Shares of the Corporation are listed on The Toronto Stock Exchange, under the symbols "AC" and "AC.A", respectively.

                              VII DIVIDEND RECORD


       The Corporation has not paid dividends on its Common Shares or Class A Non-Voting Common Shares in the last five years.


                          VIII DIRECTORS AND OFFICERS

                                   Directors
                                   ---------

       The name, municipality of residence and principal occupation of each of the directors are, as of the date hereof, as set forth below:


Name and Municipality                                                                         Common
of Residence                              Principal Occupation             Director Since     Shares
------------------------------------      -----------------------------   ---------------    -----------
HON. W. DAVID ANGUS, Q.C (1)(2)           Senior Partner                  March 1985            2,572
Montreal, Quebec                          Stikeman Elliott LLP
                                          (Barristers & Solicitors)

ROBERT E. BROWN (5) (7)                   Chairman of the Board           March 2003                -
Westmount, Quebec                         Air Canada

J.V. RAYMOND CYR, O.C, LL.D.              Chairman of Polyvalor Inc.      April 1990           16,211
(2)(3)(4)(7)                              (research and
Montreal, Quebec                          telecommunications company)

JOHN F. FRASER, O.C. (2)(5)(7)            Corporate Director              April 1989           34,634
Winnipeg, Manitoba

DAVID A. GANONG(3)(4)                     President                       August 1988          13,211
St. Stephen, New Brunswick                Ganong Bros. Limited
                                          (chocolate and confectionery
                                          manufacturer)

PIERRE MARC JOHNSON, B.A., LL.L,          Senior Counsel                  May 2000              9,245
M.D., Ph.D. (hc), F.R.S.C. (1)(4)         Heenan Blaikie
Montreal, Quebec                          (Canadian law firm)

FERNAND LALONDE, Q.C.(1)(2)               Partner                         March 1988           12,211
Westmount, Quebec                         Pouliot Mercure
                                          (Barristers & Solicitors)

HON. EDWARD C. LUMLEY, P.C., LL.D.(3)(5)  Vice Chairman                   April 1994           12,211
South Lancaster, Ontario                  BMO Nesbitt Burns
                                          (investment banking)

ROBERT A. MILTON(4)                       President and Chief Executive   August 1999               -(6)
Westmount, Quebec                         Officer
                                          Air Canada

PAUL D. MITCHELL, LL.D.(1)(5)             Chairman of the Board           March 1985           12,211
Waterloo, Ontario                         (Retired)
                                          McNeil Consumer Healthcare
                                          Canada (pharmaceuticals)

RONALD W. OSBORNE(4)(5) (7)               Corporate Director              May 1999             19,472
Toronto, Ontario

JOHN C. POPE(1)(3) (7)                    Chairman of PFI Group           May 1999             11,284
Lake Forest, Illinois                     (investment firm)

____________

(1)    Member of Audit Committee
(2)    Member of Human Resources and Compensation Committee
(3)    Member of Strategic Planning Committee
(4)    Member of Investment Policy Committee
(5)    Member of Corporate Governance and Nominating Committee
(6) Mr. Robert Milton sold his entire shareholding in the Corporation shortly after the Corporation's filing under the CCAA for purposes of avoiding any actual or perceived financial interest during the restructuring phase, while dealing with economic stakeholders. Proceeds of the disposal of shares were donated to Dreams Take Flight, an Air Canada employee-organized charity.
(7)    Member of the Restructuring Committee.


       Each of the directors has held the principal occupation listed above in the last five years except as follows: Mr. Robert E. Brown became Chairman of the Board on May 13, 2003. Prior to May 13, 2003, he was Vice Chairman of the Board since April 7, 2003. He is a Corporate Director since March 12, 2003. Prior to December 2002, Mr. Robert E. Brown was President and Chief Executive Officer of Bombardier. Prior to February 1999, Mr. Brown was President and Chief Operating Officer of Bombardier Aerospace (including Short Brothers of Northern Ireland). Prior to June 2001, Mr. Fernand Lalonde was counsel at the law firm Leduc Leblanc. Prior to August 1999, Robert A. Milton was President and Chief Operating Officer; prior to May 1999, Mr. Milton was Executive Vice President and Chief Operating Officer. Prior to November 1999, John C. Pope was Chairman of MotivePower Industries. Prior to December 2003, Ronald W. Osborne was President and Chief Executive Officer of Ontario Power Generation Inc.

       At the May 14, 2002 shareholders' meeting, the directors were elected until the next annual meeting of shareholders or until their successors are appointed or elected. No shareholders' meeting was held in 2003. The Corporation does not have an executive committee of the Board of Directors.

                                    Officers
                                    --------

       The name, municipality of residence, position held with Air Canada and years of industry experience of each of the officers are as set forth below:


Name and Municipality                                                                         Years of Airline
of Residence                                             Position held                       Industry Experience
-----------------------------            --------------------------------------------       ----------------------

J.M. BAKER                               Senior Vice President & General Counsel                       9
Westmount, Quebec

W.G. BREDT                               President & Chief Executive Officer, ZIP                     30
Hudson Heights, Quebec

M.R. BREWER                              Executive Vice President, Commercial                         23
Hudson, Quebec

P.E. BROTTO                              Executive Vice President, Planning & Cost                    32
Pointe-Claire, Quebec                    Management

D. DEE                                   Senior Vice President, Corporate Affairs                      6
Ottawa, Ontario

R.J. DUCHESNE                            President and Chief Executive Officer,                       18
Montreal, Quebec                         Aeroplan

Y. DUFRESNE                              Vice President, International, Alliances and                 19
Montreal, Quebec                         Regulatory Affairs

L. FOURNEL                               President and Chief Executive Officer,                       25
Lachine, Quebec                          Destina.ca

K.C. HOWLETT                             Vice President, Labour Relations                             31
Delta, British Columbia

P. LETOURNEAU, Q.C.                      Vice President and Corporate Secretary                       24
Saint-Laurent, Quebec

N. MANGER                                Vice President, Airports                                     32
Pointe-Claire, Quebec

R.A. MILTON                              President & Chief Executive Officer                          21
Westmount, Quebec

B. MOORE                                 Vice President, Customer Service                              9
Kirkland, Quebec

C. MORIN                                 Vice President, Cargo                                        19
Montreal, Quebec

A. PATERSON                              President & Chief Operating Officer,                         17
Oakville, Ontario                        Air Canada Vacations

M.R. PETERSON                            Executive Vice President & Chief Financial                   30
Beaconsfield, Quebec                     Officer

D. POUDRETTE                             Vice President, Corporate Initiatives                        19
Verdun, Quebec

R.F. REID                                Senior Vice President,                                       27
Oakville, Ontario                        Operations

M. ROSENBERG                             Vice President, Sales and Product Distribution               34
Toronto, Ontario

B.M. SMITH                               Vice President,                                              14
Toronto, Ontario                         Planning

S. SMITH                                 Senior Vice President,                                       25
Calgary, Alberta                         Customer Experience

S. WELSCHEID                             Vice President, People                                       24
Town of Mount Royal, Quebec


       All the above officers of Air Canada have been engaged in their present occupation, or have been actively engaged in the affairs of Air Canada or related companies in executive or other capacities, in both instances for more than five years, except for Montie Brewer who, prior to 2002, was Senior Vice President - Planning at United Airlines and, prior to 2001, was President of United Shuttle and Vice President, Alliances for United Airlines; Kevin Howlett who, prior to 2002, was Vice President, Labour Relations and Corporate Safety at Air Canada Regional Inc. and, prior to 2000, was Vice President, Labour Relations at Canadian Airlines International Ltd.; Allister Paterson who, prior to 2002, was Executive General Manager, Commercial at Air New Zealand Group; Stephen Smith who, prior to 2004, was President of ZIP and, prior to 2000, was President and Chief Executive Officer of WestJet; Benjamin Smith who, prior to 2004, was Senior Director Network Planning and, prior to May 2003, was Managing Director, Tango and, prior to 2002, was President of ABW Travel Inc.; and Brad Moore who, prior to 2003, was Senior Director, In-Flight Service and, prior to 2001, managed Air Canada's performance strategy and, prior to 2000, was Director, Human Resources Uncle Toby's Foods (Australia).

       From January 4, 2000 to July 5, 2000, R.A. Milton and M.R. Peterson were directors of Canadian Airlines Corporation and P. Brotto was an officer of Canadian Airlines Corporation.

       As at the date hereof, the directors and officers of Air Canada as a group hold 0.20% of the Common Shares of Air Canada.


                      IX RESTRICTIONS ON VOTING SECURITIES


       Pursuant to the Air Canada Public Participation Act, Air Canada is required, inter alia, to include in its Restated Articles of Incorporation certain constraints on the issue, transfer, ownership and voting of its Common Shares.

       The Corporation's Restated Articles of Incorporation provide that the Corporation may not accept subscriptions for voting shares, issue voting shares, register or recognize the transfer of voting shares or the purchase or otherwise the acquisition of voting shares of Air Canada if, as a result of such subscription, issue, transfer or purchase, voting shares of Air Canada to which are attached, in the aggregate, more than 25% (or any higher percentage that the Governor in Council may, by regulation, specify) of the votes that may ordinarily be cast to elect directors of Air Canada are or would be held, beneficially owned or controlled, directly or indirectly, by non-residents of Canada. In addition, such Articles provide that the total number of votes cast by or on behalf of non-residents at any meeting shall not be greater than 25% (or any higher percentage that the Governor in Council may, by regulation, specify) of the total number of votes, which may be cast at such meeting.

       Air Canada's Restated Articles of Incorporation also provide restrictions similar to the ones described above with respect to subscriptions, issues, transfers or purchases which would cause Air Canada to cease to be Canadian as defined in the Canada Transportation Act. The applicable provisions of the Canada Transportation Act require that holders of domestic, scheduled international and non-scheduled international licences be Canadian; that is, in the case of the Corporation, that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians, as this term is defined in such Act.

       The constraints on ownership rights contained in Air Canada's Articles require Air Canada to refuse to recognize all ownership rights which would otherwise be attached to any voting shares held contrary to such constrained share provisions, by deeming all such shares to be struck from the register of securities

       The constraints described above do not apply to voting shares held by way of security only. Furthermore, they do not apply to voting shares of Air Canada held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

       Air Canada's Restated Articles of Incorporation grant to the Board of Directors all powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the Canada Business Corporations Act and regulations thereunder relating to constrained share corporations.

       Air Canada has adopted various procedures and processes with respect to the transfer of shares to ensure that the 25% limitation on non-resident ownership of voting shares is respected. In addition, Air Canada has adopted such procedures and processes in order to monitor the number of its voting shares owned by Canadians under the Canada Transportation Act to ensure that the provisions of that statute are respected.

       Further details concerning Air Canada's restrictions on voting securities, including applicable definitions, are provided in the Air Canada Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 13, 2002.


                            X ADDITIONAL INFORMATION

       Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in the Corporation's annual filing for the financial year ended December 31, 2002 (form 28 under the Securities Act (Ontario)) filed with the Securities Commissions on July 2, 2003. Financial information, including consolidated comparative audited financial statements, are provided in the 2003 Management Discussion & Analysis of Results / 2003 Financial Statements and Notes of Air Canada.

       The following documents can be obtained upon request from the Vice President & Corporate Secretary of Air Canada, Air Canada Headquarters Building, Air Canada Centre, P.O. Box 14000, Station Airport, Dorval, Quebec, H4Y 1H4:

      (i) this Annual Information Form, together with any document incorporated herein by reference;

      (ii) the 2003 Management Discussion & Analysis of Results / 2003 Financial Statements and Notes of Air Canada and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for Air Canada's most recently completed financial year;

      (iii) the Corporation's annual filing for the financial year ended December 31, 2002 (form 28 under the Securities Act (Ontario)) filed with the Securities Commissions on July 2, 2003; and

      (iv) any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus pursuant to which securities of Air Canada are in the course of a distribution.

       Except when securities of Air Canada are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, Air Canada may require the payment of a reasonable charge from persons, other than security holders of Air Canada, requesting copies of these documents.

                Evaluation of Disclosure Controls and Procedures
                ------------------------------------------------

       The Chief Executive Officer and the Chief Financial Officer have reviewed Air Canada's disclosure controls and procedures as of the date of this Annual Information Form (the "Evaluation Date"). Based on that review, they have concluded that, as of the Evaluation Date, these controls and procedures were, in design and operation, effective to assure that the information required to be included in this report has been properly collected, processed and timely communicated to those responsible in order that it may be included in this report.

                                                                Document No. 2

Management's Report

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and the integrity and objectivity of the data in these financial statements are management's responsibility. Management is also responsible for all other financial information and for ensuring that this information is consistent, where appropriate, with the information and data contained in the financial statements.

In support of its responsibility, management maintains a system of internal control to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The Corporation has an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of directors who are not employees of the Corporation. The Audit Committee meets with management, the internal auditors and the external auditors at least four times each year.

The external auditors, PricewaterhouseCoopers conduct an independent audit, in accordance with generally accepted auditing standards and express their opinion on the financial statements. Their audit includes a review and evaluation of the Corporation's system of internal control and appropriate tests and procedures to provide reasonable assurance that, in all material respects, the financial statements are presented fairly. The external auditors have full and free access to the Audit Committee of the Board and meet with it on a regular basis.

/s/ M. Robert Peterson                       /s/ Robert A. Milton
M. Robert Peterson                           Robert A. Milton
Executive Vice President                     President and
and Chief Financial Officer                  Chief Executive Officer

PricewaterhouseCoopers LLP
                                                      PricewaterhouseCoopers LLP
                                                           Chartered Accountants
                                               1250 Rene-Levesque Boulevard West
                                                                      Suite 2800
                                                                Montreal, Quebec
                                                                  Canada H3B 2G4
                                                     Telephone +1 (514) 205 5000
                                                     Facsimile +1 (514) 205-5675
April 2, 2004

Auditors' Report
To the Shareholders of Air Canada

We have audited the consolidated statements of financial position of Air Canada as at December 31, 2003 and December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and December 31, 2002 and the results of its operations and the changes in its cash flows for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
---------------------------------
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

AIR CANADA
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
-------------------------------------------------------------------------------------------------------------------


(UNDER CREDITOR PROTECTION AS OF APRIL 1, 2003 - NOTE 1) (IN MILLIONS EXCEPT PER
SHARE FIGURES - CANADIAN DOLLARS)

YEAR ENDED DECEMBER 31                                                2003             2002              2001
                                                                  --------------   --------------    --------------
OPERATING REVENUES
    Passenger                                                       $  6,858          $  8,190          $  8,123
    Cargo                                                                519               585               578
    Other                                                                991             1,051               910
                                                                    --------          --------          --------
                                                                       8,368             9,826             9,611
                                                                    --------          --------          --------
OPERATING EXPENSES
    Salaries, wages and benefits                                       2,828             3,099             3,022
    Aircraft                                                           1,253             1,288             1,593
    Aircraft                                                           1,009             1,109               959
    Airport and navigation fees                                          743               772               738
    Aircraft maintenance, materials and supplies                         383               508               569
    Communications and information technology                            388               459               479
    Food, beverages and supplies                                         334               395               435
    Depreciation, amortization and obsolescence                          366               372               441
    Commissions                                                          272               369               476
    Other                                                              1,476             1,647             1,630
                                                                    --------          --------          --------
                                                                       9,052            10,018            10,342
                                                                    --------          --------          --------

OPERATING LOSS BEFORE THE UNDERNOTED ITEMS                              (684)             (192)             (731)

    Non-recurring labour expenses (note 2)                              --                 (26)             --
    Reorganization and restructuring items (note 7)                   (1,050)             --                --
NON-OPERATING INCOME (EXPENSE) (NOTE 6)
    Net interest expense                                                 (86)             (221)             (275)
    Loss on sale of and provisions on assets                            (168)              (42)              (85)
    Other                                                                (28)               97               126
                                                                    --------          --------          --------
                                                                        (282)             (166)             (234)
                                                                    --------          --------          --------

LOSS BEFORE FOREIGN EXCHANGE ON NON-COMPROMISED
  LONG-TERM MONETARY ITEMS AND INCOME TAXES                           (2,016)             (384)             (965)
FOREIGN EXCHANGE ON NON-COMPROMISED LONG-TERM MONETARY ITEMS             137               (60)              (20)
                                                                    --------          --------          --------

LOSS BEFORE INCOME TAXES                                              (1,879)             (444)             (985)
RECOVERY OF (PROVISION FOR) INCOME TAXES (NOTE 17)                        12              (384)             (330)
                                                                    --------          --------          --------

LOSS FOR THE YEAR                                                   $ (1,867)         $   (828)         $ (1,315)

DEFICIT, BEGINNING OF YEAR                                            (3,280)           (2,452)           (1,137)
                                                                    --------          --------          --------

DEFICIT, END OF YEAR                                                $ (5,147)         $ (3,280)         $ (2,452)
                                                                    --------          --------          --------


LOSS PER SHARE (NOTE 16)
    - BASIC AND DILUTED                                             $ (15.53)         $  (6.89)         $ (10.95)
                                                                    ========          ========          ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS



AIR CANADA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------

(UNDER CREDITOR PROTECTION AS OF APRIL 1, 2003 - NOTE 1)
(IN MILLIONS - CANADIAN DOLLARS)

DECEMBER 31                                                                           2003             2002
                                                                                  --------------   --------------
ASSETS

CURRENT
    Cash and cash equivalents                                                       $    670           $    558
    Restricted cash (note 2)                                                             157                 63
    Accounts receivable                                                                  502                697
    Spare parts, materials and supplies                                                  211                358
    Prepaid expenses                                                                     171                 86
                                                                                    --------           --------

                                                                                       1,711              1,762

PROPERTY AND EQUIPMENT (NOTE 3)                                                        1,771              2,288

DEFERRED CHARGES (NOTE 4)                                                              2,332              1,781

GOODWILL                                                                                 510                510

OTHER ASSETS (NOTE 5)                                                                    586              1,071
                                                                                    --------           --------

                                                                                    $  6,910           $  7,412
                                                                                    --------           --------

LIABILITIES

LIABILITIES NOT SUBJECT TO COMPROMISE

  CURRENT
   Accounts payable and accrued liabilities                                         $  1,700           $  1,713
   Advance ticket sales                                                                  529                506
   Current portion of long-term debt and capital lease obligations (note 9)              173                373
                                                                                    --------           --------
                                                                                       2,402              2,592
  LONG-TERM AND SUBORDINATED PERPETUAL DEBT
       AND CAPITAL LEASE OBLIGATIONS (NOTE 9)                                            332              4,314

  FUTURE INCOME TAXES (NOTE 17)                                                           11                 28

  OTHER LONG-TERM LIABILITIES (NOTE 13)                                                1,643              1,405

  DEFERRED CREDITS (NOTE 14)                                                           1,364              1,361
                                                                                    --------           --------
                                                                                       5,752              9,700

LIABILITIES SUBJECT TO COMPROMISE (NOTE 10)                                            5,313                --

                                                                                    --------           --------

                                                                                      11,065              9,700
                                                                                    --------           --------
COMMITMENTS (NOTE 18) AND CONTINGENCIES, GUARANTEES
    AND INDEMNITIES (NOTE 21) AND GOING CONCERN (NOTE 1)

SHAREHOLDERS' EQUITY

SHARE CAPITAL AND OTHER EQUITY (NOTE 15)                                                 967                977

CONTRIBUTED SURPLUS                                                                       25                 15

DEFICIT                                                                               (5,147)            (3,280)
                                                                                    --------           --------

                                                                                      (4,155)            (2,288)
                                                                                    --------           --------

                                                                                    $  6,910           $  7,412
                                                                                    ========           ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS
AIR CANADA
CONSOLIDATED STATEMENT OF CASH FLOW
-----------------------------------------------------------------------------------------------------------------------------

(UNDER CREDITOR PROTECTION AS OF APRIL 1, 2003 - NOTE 1)
(IN MILLIONS - CANADIAN DOLLARS)


YEAR ENDED DECEMBER 31                                                              2003             2002            2001
                                                                                ------------    -------------    ------------
CASH FLOWS FROM (USED FOR)

OPERATING
    Loss for the year                                                                $(1,867)      $  (828)      $(1,315)


    Adjustments to reconcile to net cash provided by operations
          Reorganization and restructuring items (note 7)                                986          --            --
          Depreciation, amortization and obsolescence                                    366           372           441
          Loss on sale of and provisions on assets (note 6)                              168            42            85
          Foreign exchange on non-compromised long-term monetary items                  (137)           60            20
          Future income taxes (note 17)                                                  (19)          372           319
          Employee future benefit funding less than expense                              179           188           156
          Decrease in accounts receivable                                                 89            87           142
          Decrease (increase)  in spare parts, materials and supplies                     55           (21)           24
          Increase (decrease) in accounts payable and accrued liabilities                 50          (145)         (490)
          Increase (decrease) in advance ticket sales                                     23            25           (17)
          Aircraft lease payments less than (in excess of) rent expense (note 1)         363          (253)         (423)
          Recovery of lease rebates                                                     --             145          --
          Other                                                                         (117)         (139)          (14)
                                                                                     -------       -------       -------
                                                                                         139           (95)       (1,072)
                                                                                     -------       -------       -------
FINANCING
    Short-term loans                                                                    --            --            (178)
    Long-term borrowings                                                                --              78           996
    Reduction of long-term debt and capital lease obligations                            (81)         (672)         (566)
    CIBC credit facility borrowings (note 1)                                             315          --            --
    CIBC credit facility repayments (note 1)                                            (159)         --            --
    DIP financing fees (note 1)                                                          (62)         --            --
    Proceeds from sale and leaseback of assets                                          --             284         1,468
    Other                                                                                  9          --              (2)
                                                                                     -------       -------       -------
                                                                                          22          (310)        1,718
                                                                                     -------       -------       -------
INVESTING
    Proceeds from sale of assets                                                          45            17           164
    Additions to property and equipment, net of recovered progress payments              (96)         (109)         (179)
    Investments and advances                                                               2           (12)           (1)
                                                                                     -------       -------       -------
                                                                                         (49)         (104)          (16)
                                                                                     -------       -------       -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         112          (509)          630

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                             558         1,067           437
                                                                                     -------       -------       -------

CASH AND CASH EQUIVALENTS, END OF YEAR                                               $   670       $   558       $ 1,067
                                                                                     =======       =======       =======


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (CURRENCIES IN MILLIONS - CANADIAN DOLLARS)


1. CREDITOR PROTECTION AND RESTRUCTURING (SEE NOTE 23 - SUBSEQUENT EVENTS)

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations"), Maple Leaf Holdings USA Inc., and Destina.ca Inc. ("Destina") are not included in the filings.

The Court orders provide for a general stay period, including certain payment moratoriums, that expires on April 15, 2004, subject to further extension as the Courts may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, employees, suppliers, lessors and service providers. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors, including aircraft lessors, and labour unions with a view to having those arrangements renegotiated prior to proposing a final plan of reorganization, compromise and arrangement (the "Plan"), including new financing for its overall exit financing needs as well as an investment agreement with an equity sponsor, a rights offering and financing from certain commercial partners. . The Applicants continue operations under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and expect to propose a Plan, which would be presented to the Court for confirmation after submission to the Applicants' creditors for their approval. A Plan would propose, among other things, the settlement of the Applicants' compromised liabilities and the Corporation's capital structure upon emergence.

The CCAA filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all debt. The orders also grant the Applicants with the authority, among other things, a) to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) to honour obligations related to airline tickets and Aeroplan redemptions; and c) to honour obligations related to the Applicants' interline, clearing house, code sharing and other similar agreements.

BASIS OF PRESENTATION AND GOING CONCERN ISSUES

The consolidated financial statements include the results of Air Canada and its subsidiaries; Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Maple Leaf Holdings USA Inc., Simco Leasing Ltd., Wingco Leasing Inc., Aeroplan Limited Partnership, Touram Inc. and Destina.ca Inc. (collectively, the "Corporation").

While the Corporation has filed for and been granted creditor protection, these financial statements continue to be prepared using Canadian generally accepted accounting principles. The creditor protection proceedings provide for a period of time for the Corporation to stabilize its operations and develop a Plan. As described below, debtor-in-possession financing has been approved by the Court. This financing is intended to provide the Applicants with sufficient funds to allow for operations to continue during the stay period. Management expects that the Plan to restructure the operations under creditor protection will allow the operations to continue as a going concern. During this period, Management will continue to operate the businesses within the constraints of the Court orders. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation's ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these consolidated financial statements.

If the Corporation emerges from CCAA proceedings and there is a substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Corporation, or a successor, will be based on the fair values of such assets and liabilities. Under Canadian GAAP, goodwill is not permitted to be recognized on a financial reorganization and there will be material adjustments to other assets and liabilities of the Corporation on the basis of fair valuing assets and liabilities in accordance with fresh start reporting.


FINANCING DURING CCAA PROCEEDINGS

GENERAL ELECTRIC DEBTOR-IN POSSESSION ("DIP") FINANCING

On May 1, 2003, the Court approved a credit agreement between the Corporation and GE Canada Finance Holding Company ("GE Capital"). Parties to the credit agreement include the Applicants, as well as Aeroplan, Air Canada Vacations and Destina. The DIP facility is secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries, with the exception of the security provided under the CIBC and Amex facilities, as described below, until the facility is repaid in full. Each of Air Canada's subsidiaries that are parties to the agreement has guaranteed payment of the Corporation's obligations. In consideration of, and in order to obtain the DIP financing, Air Canada agreed that the Corporation's existing aircraft lease obligations to GE Capital, or its affiliated companies, in respect of 22 specific aircraft leases would be cross-collateralized by the security described above.

The DIP financing is made up of both a credit advance facility and a letter of credit facility with a maximum combined borrowing under the two facilities of US$700. The DIP financing can be drawn in either US or Canadian funds.

Under the credit agreement, the availability of funds is determined by a formula based on a percentage of eligible assets available as security. Funds available under the combined facilities are subject to certain conditions including the maintenance of a loan collateral ratio. As at December 31, 2003, the maximum amount available under the combined facilities was $840, of which letters of credit totalling $19 were issued against the letter of credit facility. As at March 26, 2004, the maximum amount available under the combined facilities was $932 of which $300 was drawn against the credit advance facility and letters of credit totalling $20 were issued against the letter of credit facility. The combined unused and accessible amount under the DIP financing was $612 at March 26, 2004.

The DIP facility has a maximum term that extends to the effective date of the Plan under the CCAA proceedings. Required payments of amounts owed under the credit advance facility or termination of the letter of credit facility may be earlier than the term indicated upon the occurrence of an event of default under the credit agreement. Mandatory prepayments in the following amounts will be required:

         o All net proceeds, after satisfying prior-ranking liens and court ordered charges, of any sale or other disposition of any assets of the Applicants; and

         o Subject to exceptions for repairs and replacements and satisfaction of prior-ranking liens and court ordered charges, all net insurance proceeds or other awards payable in connection with the loss, destruction or condemnation of any assets of the Applicants.

US dollar borrowings under the credit advance bear interest at rates per annum equal to either the US index rate plus 5%, or the London interbank offered rate ("LIBOR") rate plus 6.5%, at the Corporation's option. Canadian dollar borrowings under the credit advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the bankers acceptance ("BA") rate plus 6.5% at the Corporation's option.

Closing and commitment fees under this credit agreement were $62. As at December 31, 2003, they have been fully amortized to reorganization and restructuring items.

An unused credit advance facility fee is payable, at rates per annum, of 0.5% on unused facility less than US$100, of 0.75% for unused facility between US$100 and US$200 and of 1.0% for unused facility greater than US$200. Outstanding letters of credit incur a fee of 4% per annum. An annual collateral monitoring fee of US$0.5 is payable up to the effective date of a Plan or the expiration of the DIP financing. These fees, amounting to $5 in 2003, are being charged to reorganization and restructuring items as incurred.

CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC") CREDIT CARD AND CREDIT AGREEMENTS

On May 14, 2003, the Court approved an agreement the Corporation had reached with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. The new co-branding credit card agreement, effective since June 11, 2003, modifies the terms of the original agreement including an increase of approximately 24% in the amount to be paid by CIBC for loyalty points through 2013, the relaxation of the exclusivity provisions and contemplates the transfer and assignment of Air Canada's rights in such new agreement to Aeroplan.

As a consequence of the Corporation's repudiation of the agreement in place prior to the filings, CIBC is seeking damages which include a contractual termination payment in the amount of $209. As this represents an unsecured claim in the CCAA proceedings, the claim amount is reported in liabilities subject to compromise (note 10).

In addition, the new CIBC contract also provided the Corporation with a secured non-revolving term borrowing facility. The Corporation received financing of $315 ($319 net of transaction fees of $4). Monthly principal and interest payments are required for the term of the loan which extends to October 1, 2004. The facility bears interest at CIBC's prime lending rate (4.5% at December 31, 2003) and is secured by all accounts receivable due by CIBC under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by CIBC in connection with the Aerogold program. During the year, at CIBC's option, principal of $55 was reduced through the offset of amounts owing from CIBC for Aeroplan miles purchased. In addition, cash payments of principal in the amount of $159 were repaid during the year.

AMEX BANK OF CANADA INC. ("AMEX") CHARGE CARD AND FINANCING AGREEMENT

On December 10, 2003, the Court approved an agreement the Corporation had reached with Amex with respect to a new co-branded consumer and corporate charge card program and Aeroplan's participation in Amex's Canadian and International Membership Rewards Programs. The Amex agreement provides Amex with the right to issue co-branded Aeroplan charge cards and to purchase loyalty points to be allocated to users of the Amex charge cards. Amex will pay a price per loyalty point which is comparable to the price paid to Aeroplan under similar contracts. Amex shall be the exclusive card provider issuing co-branded Aeroplan charge cards in Canada, subject to certain exceptions, including arrangements between Air Canada, Aeroplan and CIBC and between Air Canada, Aeroplan and Diners International. The initial term of the Amex agreement is 10 years.

This agreement also provided the Corporation with a secured non-revolving term borrowing facility of $80 that was not drawn until January 2004. There were no transaction fees in connection with this borrowing. Monthly principal and interest payments are required for the term of the loan which extends to January 5, 2006 which may be extended in six month intervals at the request of either party and subject to consent by the non-requesting party. Under the terms of the Amex agreements, the facility may be repaid, at Amex's option, as loyalty points are purchased and as amounts are due to Air Canada and Aeroplan under the Amex agreement.

The facility bears interest at the Bank of Montreal's prime lending rate and is secured by all accounts receivable due by Amex under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.


LEASE RESTRUCTURING

Under the CCAA filings, the Court approved a payment moratorium on all aircraft lease payments commencing on April 1, 2003. The moratorium period is intended to provide the Applicants with the necessary time to negotiate revised financial arrangements for the use of the aircraft with the various lessors or, alternatively, to make arrangements for the return of the aircraft to the lessors. This unilateral return is referred to as a lease repudiation. Some lease renegotiations are effective immediately upon agreement by both parties while others are contingent upon such future events as the Corporation's emergence from Court protection under CCAA. Rental payments have generally recommenced upon satisfactory re-negotiation of the lease terms.

As a result of the payment moratorium, the Corporation's cash flows from operations for the year are higher by $520 compared with what they would have been had payments continued at the contractual amounts in effect on March 31, 2003.

The table below summarizes the status of the Corporation's leased fleet reductions and lease renegotiations as at December 31, 2003 and March 26, 2004:

                                          April 1 - December 31     January 1-March 26
                                                   2003                   2004
                                          ---------------------------------------------

Aircraft leased at beginning of period                278                  242
Leases repudiated                                     (28)                  (1)
Consensual returns or lease expirations               (11)                  (8)
Additions                                               3                    -
                                          ---------------------------------------------
Aircraft leased at end of period                      242                  233
                                          =============================================

Status of lease renegotiations

General Electric (agreements conditional
on emergence from creditor protection)                 86                   86
Completed                                             100                  145
Agreed in principle, but not completed                 39                    2
Outstanding                                            17                    -
                                          ---------------------------------------------
                                                      242                  233
                                          =============================================

The following summarized information is provided regarding the leases renegotiated or repudiated for the period April 1 - December 31, 2003 as indicated above.

GENERAL ELECTRIC CAPITAL CORPORATION LEASES

As at April 1, 2003, General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. ("GECAS") and GECAS managed entities (collectively, "GECC"), leased, managed the leases of, or otherwise had an interest in 108 aircraft and 15 spare engines. In addition, the Corporation had loans outstanding with GECC related to 7 aircraft simulators. On April 1, 2003, the Applicants' lease obligations with respect to 22 aircraft were cross-collateralized as described under DIP Financing.

The Corporation entered into agreements with GECC regarding the restructuring of 106 GECC owned and GECC managed aircraft leases. The Court approved these agreements on January 16, 2004. In addition, the Corporation and GECC agreed to new financing arrangements as described later under "GECC Exit Financing and Share Purchase Warrants". These agreements are conditional on the Applicants successfully emerging from CCAA proceedings prior to April 30, 2004 (or such later date as may be agreed between the parties). Commencing in July, 2003, the Corporation made catch-up payments to GECC with respect to all accrued lease charges for the period April 1, 2003 to the date of payment and continues to make lease payments for post-CCAA filing lease charges as they come due.

The agreements resulted in the following:

         o Two GECC managed and one GECC owned aircraft were returned to the lessor resulting in payments to the lessor of $16. These amounts were paid in February, 2004. Upon the Corporation's emergence from CCAA proceedings, GECC will pay the Corporation an amount of approximately $1 representing maintenance adjustments on returned aircraft.

         o The lease rates on 35 GECC owned aircraft were reduced for all or a portion of the remaining lease term. In addition, lease extensions were negotiated on two of these aircraft. The Corporation continues to pay rent on these aircraft at the pre-filing contract lease rates until the restructuring agreement becomes effective on emergence from the CCAA proceedings.

         o The lease rates on 10 GECC managed aircraft were reduced effective April 1, 2003.

         o Cash flow relief will be provided for 29 GECC owned aircraft whereby the Corporation will defer a portion of the original lease payment due on each payment date with the portion deferred to be included in Tranche B of the GECC Exit Financing (see "GECC Exit Financing and Share Purchase Warrants"). This relief is effective upon emergence and the Corporation continues to make current rent payments at the original lease rates.

         o Cash flow relief for pre-July 1, 2003 rents, funded through the Exit Financing, and reduced rental rates from July 1, 2003 through to the date of emergence on two B747-400 aircraft.

         o GECC's right to take title to 20 parked and unused aircraft was terminated resulting in the Corporation effectively retaining these aircraft.

         o For seven undelivered aircraft, lease agreements covering four aircraft were terminated. The leases on the remaining three aircraft were modified to reflect shorter lease terms and lower lease rates. These aircraft were delivered in 2003. Deposits of approximately US$9 related to the seven aircraft were retained by GECC.

         o The simulator loans amounting to US$50 as at December 31, 2003, and 15 engine leases were not modified. All amounts due to the date of emergence are to be paid in full at that time and the Corporation is to provide GECC with a certificate of deposit collateralizing approximately US$5 of the remaining amount due on the simulator loans.

The Corporation is entitled to a rebate of the difference between the amount of rent actually paid in respect of the GECC owned aircraft for the period from July 1, 2003 to the effective date and the amount which would have been owing had the lease amendments become effective on July 1, 2003. This rebate is contingent on the Corporation paying certain outstanding charges upon emergence from CCAA proceedings.

With respect to GECC leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates.

Also included in the agreements is Air Canada's commitment, conditional on emergence from the protection of CCAA, to purchase, on or before September 30, 2004, two leased B747-400 aircraft for an aggregate amount approximately equal to the sum of US$246; plus imputed interest at a rate of LIBOR plus 4% to the date of purchase; and a breakage amount of approximately US$5.5 per aircraft. As a result of this commitment, the Corporation has recorded a net provision for the residual value guarantees on these aircraft (note 7). The estimated fair market value of these two aircraft is approximately US$89.

GECC has agreed to finance this purchase as follows:

         o Air Canada will issue to GECC a non recourse note in the amount of US$50. This note will have a term of 10 years and will accrue annual interest at the same rate as Tranche B of the Exit Facility (see discussion under "GECC Exit Financing and Share Purchase Warrants"). Prior to the maturity date of this note Air Canada will be required to pay the lesser of the principal amount plus accrued interest or the US$ equivalent of the proceeds from any sale or lease of the two aircraft in full settlement of this portion of the obligation.;

         o Air Canada will issue to GECC a secured note in the amount of US$102. Interest will be charged at the rate of LIBOR plus 4%. Blended principal and interest payments are to be made over four years from the date of issuance, however mandatory prepayments will be required to be made from any proceeds realized by Air Canada from the sale of its three owned B747-200 aircraft and any B747 spare parts, inventory, tooling and test equipment.

         o Air Canada will issue a 7.5% secured convertible note in the aggregate amount of US$105 plus the imputed interest on the US$246 base purchase price (the "Convertible Note"). The originally agreed repayment terms and conversion privileges have been superseded by an agreement between GECC, Air Canada and Trinity Time Investments Limited. ("Trinity"). As discussed below under Equity Solicitation, if the Convertible Note is issued, as contemplated, upon the Corporation's emergence from Court protection under CCAA, it is to be immediately repaid and cancelled pursuant to an agreement entered into between GECC and Trinity, subject to certain amounts being paid by Trinity to GECC but without any additional amounts to be paid by the Corporation, excepting the redemption and early redemption premiums of 9% contemplated in the original GECC agreement with the Corporation.

For more detailed information regarding the completion conditions present in the GECC agreements see the section below under the heading "GECC Exit Financing and Share Purchase Warrants".

OTHER AIRCRAFT LEASES

In addition to the GECC leases discussed above, as at December 31, 2003 the Corporation has completed renegotiation of amended lease terms with 21 aircraft lessors covering 100 aircraft. There are no outstanding material conditions in regards to these renegotiated leases and payments to all these lessors have resumed in accordance with the renegotiated terms. As a result of the renegotiated lease terms, five leases previously classified as operating leases have been converted to capital leases.

The agreements with other lessors resulted in the following :

         o Deposits of $23 have been written off involving three lessors and 25 aircraft.

         o Lease extensions with respect to 39 aircraft leases, involving 14 lessors, with an average extension of approximately 24 months.

         o All renegotiated aircraft leases in 2003, including those agreed in principle, resulted in reduced rent with the exception of 24 aircraft involving five lessors.

         o As a result of the renegotiation, 27 aircraft leases with nine lessors contain purchase options.

The Corporation continues to defer lease payments for its remaining aircraft leases while negotiations continue concerning amended lease terms or where all the relevant conditions in these renegotiated leases have not been met.

Refer to note 10 for a discussion on the Corporation's accruals regarding submitted claims with respect to repudiated and renegotiated aircraft leases. The charge for repudiated aircraft leases is recorded under reorganization and restructuring items. The charge for renegotiated aircraft leases is deferred and amortized to reorganization and restructuring items over the remaining or revised lease terms.

REPUDIATION OF PROPERTY LEASES AND THE RESTRUCTURING OF OTHER CONTRACTUAL COMMITMENTS

As at December 31, 2003 and since April 1, 2003, a total of 46 property leases have been repudiated or assigned.

Between April 1, 2003 and December 31, 2003 the Corporation has repudiated or renegotiated various supplier contracts, including major contracts in respect of telecommunications, fuel and technology.

Refer to note 10 for a discussion on the Corporation's accruals regarding submitted claims with respect to property leases and other contractual commitments. The charge related to repudiated property leases and contracts is recorded in reorganization and restructuring items. The charge related to renegotiated contracts is deferred and amortized as a charge to reorganization and restructuring items over the specific life of major contracts and over five years for all other less significant contracts.


OTHER FINANCING AND INVESTING AGREEMENTS CONTINGENT UPON SUCCESSFUL EMERGENCE FROM CCAA

Management is currently developing its Plan to emerge from the CCAA proceedings. The Corporation has entered into a number of arrangements related to exit financing and new equity investments as described below. These arrangements are conditional on successful emergence of the Applicants from the CCAA proceedings and certain other requirements. The successful emergence from the CCAA proceedings is dependent on the approval of the Plan by qualifying creditors and approval by the Court. There can be no assurance that creditors of the Applicants will accept the Plan or that the Applicants will emerge from the CCAA proceedings.

GECC EXIT FINANCING AND SHARE PURCHASE WARRANTS

Pursuant to the agreements described above under the heading "General Electric Capital Corporation Leases", GECC has agreed to extend debt financing to Air Canada upon it's emergence from CCAA in the form of an exit facility of US$585. This facility, divided into two tranches, would be secured by a fixed and floating charge over the unencumbered assets of Air Canada and its direct and indirect subsidiaries.

Tranche A, a non-revolving term loan facility in the amount of US$425, is to be advanced in one draw on emergence from the CCAA proceedings provided the Applicants have a minimum of $750 cash on hand. It would bear interest at Air Canada's option at either a one, two or three month LIBOR rate plus an applicable margin, or a 30, 60 or 90 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon Air Canada's credit rating, or, if not available, based on EBITDAR (defined as operating income(loss) before non-recurring labour expenses and reorganization and restructuring items, adding back depreciation, amortization and obsolescence and aircraft rent) performance. The term is to be seven years with no principal payments required for the first three years. Equal quarterly principal payments would be required for the four years thereafter. Interest payments are required at the end of each LIBOR or BA period, depending upon the option selected by Air Canada, from the date of issue.

Tranche B, a non-revolving credit facility in the amount of US$160 related to the cash flow relief on certain aircraft as described above in "General Electric Capital Corporation Leases" would mature on March 31, 2013. Draws would commence in the first month following emergence. Principal repayments would commence on April 1, 2009 and continue in equal quarterly installments over four years. Interest would be calculated at Air Canada's option based upon either a one, two or three month LIBOR rate plus a margin of 4.0% and would be payable in arrears at the end of each LIBOR period.

Subject to the conditions below, the facility would be used to refinance the Corporation's existing working capital indebtedness on the effective date of the Plan, to otherwise enable the corporation to consummate the Plan on its effective date and for general corporate purposes.

Under the terms of the exit facility, prepayments of varying amounts may be required upon the sale of any interest in Aeroplan depending upon the interest sold and the related proceeds. A transaction fee of US$11 is payable on the effective date. Collateral monitoring fees of US$0.5 are payable on the effective date and each anniversary thereof during the term of the exit facility. In addition, optional prepayments on the Tranche A after the first six months and during the first three years are subject to a 3% prepayment fee. The loans are subject to financial covenants requiring certain minimum cash balances ranging from $500 to $750, certain collateral value of spare parts and rotables, a minimum EBITDAR and the loans impose certain limitations on other borrowings and capital lease obligations.

The GECC agreement also contemplates additional financing of up to US$950 to fund the purchase of new regional jet aircraft. The financing may be used in connection with up to 25 operating leases provided that the aircraft models and types are acceptable to GECC with the remainder to be provided in the form of debt financing.

The GECC agreement also provides for the delivery of share purchase warrants of Air Canada or its successor to GECC for the purchase of 4% of the common stock of the Corporation or its successor at an exercise price equal to the price to be paid for such shares by a new shareholder of the Corporation that is expected to invest significant equity funds in a post-emergence Air Canada (the "Equity Sponsor"). The determination of the price to be paid for emergence equity is not known at this time. As discussed below under "Equity Solicitation", GECC has entered into an agreement with Trinity that requires the warrants to be cancelled upon the Corporation's emergence from CCAA, subject to certain amounts being payable by Trinity to GECC, but without any consideration payable by the Corporation.

Completion of all aspects of the GECC agreements, including the lease renegotiations described previously, is subject to various conditions including the following:

         o Conversion of all of the Applicants' unsecured debt into equity under the Plan;

         o Substantial restructuring of the Corporation, which is sanctioned and approved by the Courts, in accordance with the Plan presented by the airline, and emergence from CCAA no later than April 30, 2004;

         o GECC's satisfaction with the amount of the overall exit financing and key terms of the Equity Sponsor's investment;

         o GECC's satisfaction with the Corporation's business plan, ownership structure, capital structure and governance structure under the Plan; and,

         o  No defaults under any existing GECC-related entity transactions.


EQUITY SOLICITATION

On January 16, 2004, the Court approved the investment proposal received from Trinity. The investment agreement between Air Canada and Trinity calls for a $650 equity investment in exchange for 31.13% of the fully diluted equity of a newly formed holding company ("ACE"). Trinity will hold 49% of the votes that may be cast on any matter upon which shareholders are generally entitled to vote.

In conjunction with the investment agreement, Trinity has entered into the GECC agreement with GECC. The GECC agreement requires Trinity or its assignee (which includes Air Canada) to purchase (i) the GECC Convertible Note of US$105 plus an early redemption premium equal to 9% of the principal amount; and (ii) the GECC Warrants for 4% of the fully diluted non-voting equity of the restructured Air Canada as provided for in the GECC agreement. Trinity has further agreed that it will make the transaction contemplated by the GECC agreement effective immediately upon the closing of the investment.

Trinity has agreed to support the development of a management equity linked compensation program which will provide a maximum of 5% of the fully diluted equity (with a maximum of 3% upon the closing of the investment) through a combination of options and stock grants to Management. Trinity further requires that each of Robert Milton, President and Chief Executive Officer, and Calin Rovinescu, Executive Vice President and Chief Restructuring Officer, shall hold not less than 0.25% of ACE's fully diluted shares upon closing, rising to not less than 1% of ACE's total equity within the following three years. Such equity shares are to be acquired pursuant to the management equity linked compensation arrangement.

Under the terms of the investment agreement, Trinity will elect five of the 11 directors on ACE's board of directors. The remaining six directors will have to be satisfactory to Trinity.

The obligation of Trinity to make the investment contemplated by the investment agreement is conditional on the satisfaction of, or compliance with, a number of conditions, including the following: (i)completion of funding arrangements for the pension and benefit plans, and of an agreement with the Office of the Superintendent of Financial Institutions ("OSFI") relating to Air Canada's pension plan deficit; (ii) benefit plans, pensions plans and executive compensations plans satisfactory to Trinity; (iii) fulfilment of certain financial conditions with respect to labour productivity, cost savings, capital expenditures, consolidated available cash, consolidated working capital, consolidated funded indebtedness, liabilities, revenue and EBITDAR; (iv) completion of the exit facility and of all other agreements with GECC; (v) no occurrence of any event of default with respect to the exit facility or any related agreement, the Amex facility or the CIBC credit agreement; (vi) receipt of governmental assurances with respect to the government's position on competitive and regulatory environments, airport ground rent, navigation and security charges; (vii) completion of the aircraft fleet restructuring; (viii) agreements pertaining to the purchase and/or lease of up to 105 new narrowbody jet aircraft entered into upon terms and conditions satisfactory to Trinity, and allocation of the new aircraft between mainline, Jazz and ZIP resolved in a manner satisfactory to Trinity; (ix) completion of the restructuring process resulting in ACE becoming the ultimate holding company; (x) all material agreements between Air Canada and Aeroplan, including the co-branding card arrangements with Amex and CIBC entered into upon terms and conditions that are no less favourable than the draft agreements provided to Trinity;(xi) completion of the rights offering with not less than $450 received by ACE pursuant thereto; (xii) the Star Alliance agreements to be acceptable to Trinity acting reasonably; and (xiii) receipt of confirmation of ACE's future tax position, including certain maximum liability thresholds.

Should these conditions not be satisfied or waived by Trinity by May 1, 2004 (or such later date as may be agreed between the parties), Trinity would have the option to terminate the investment agreement and Air Canada would be released from its non-solicitation obligations.

The investment agreement contemplates a break fee of $19.5 payable to Trinity if Trinity terminates the investment agreement on account of the occurrence of certain events. The investment agreement further provides that Trinity will receive a $6.5 commitment fee payable upon the closing, as well as a monthly fee of $0.5 until termination or closing. In addition, Air Canada has agreed to pay Trinity's expenses to December 19, 2003 amounting to $5.

Trinity has also entered into an agreement with Deutsche Bank to amend the Deutsche Bank standby purchase agreement referred to below such that eligible holders who exercise their rights in full are given an opportunity to subscribe for additional shares in excess of their prescribed allocation under the rights offering.

Refer to note 23 for subsequent events relating to the Trinity investment agreement.

RIGHTS OFFERING

On December 8, 2003 the Court approved a standby purchase agreement that the Corporation entered into with Deutsche Bank, whereby Deutsche Bank will act as exclusive standby purchaser of a proposed rights offering to Air Canada's creditors in an amount of $450. The proposed share purchase rights are expected to be made available to the Applicant's creditors at a per share price equal to that of the equity shares acquired by the Equity Sponsor.

The rights offering to creditors will close contemporaneously with the closing of the Equity Sponsor's agreement. Rights not purchased by creditors are to be purchased by Deutsche Bank at a premium determined in accordance with a formula not to exceed 15% of the approved Equity Sponsor's purchase price. Completion of the rights offering is subject to conditions based on the Applicant's emergence from CCAA and the completion of an investment by an approved Equity Sponsor. Air Canada and Deutsche Bank are negotiating an amendment to the agreement to provide that eligible holders that exercise their rights in full will have the opportunity to subscribe for a certain number of additional rights under the rights offering at the same premium as that payable by Deutsche Bank. Under this over allotment arrangement, creditors may subscribe for up to 50% of the unsubscribed rights, while the balance shall be subscribed for by Deutsche Bank. This amendment, when finalized, is subject to approval by the Court.

Deutsche Bank is entitled, at its option, to terminate the standby purchase agreement if the Equity Sponsor fails to perform its funding obligations on or before April 30, 2004.

LABOUR RELATED RESTRUCTURING ITEMS

NON-UNIONIZED LABOUR REDUCTIONS

A workforce reduction plan pertaining to the Corporation's non-unionized employees has been approved by Management. Implementation of the plan began in May 2003 and is expected to continue until the end of 2004. The Corporation has recorded a charge to reorganization and restructuring items of $49 in 2003 pertaining to the involuntary severance costs associated with this non-unionized workforce reduction plan.

In March, 2004, the Corporation announced a voluntary separation program of up to 300 non-unionized employees. The costs associated with this program will be recorded as applications are accepted by the Corporation.

UNIONIZED LABOUR REDUCTIONS

Implementation of the workforce reduction plan pertaining to the Corporation's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Corporation. It is expected to be substantially completed by mid 2004. Certain labour agreements are conditional upon the acceptance of the Plan by all creditors and stakeholders and its sanction by the Court. Failure to satisfy the conditions will result in a snapback to pre-CCAA agreements on a prospective basis. Based on the contractual termination benefits contained in the agreements, an accrual of $31 has been recorded as a charge during the year.

Some of the unionized workforce reductions will also be achieved through voluntary separation packages. The total expected cost of this portion of the workforce reduction plan is approximately $44 and has been recorded in reorganization and restructuring items. Accrued but unpaid merger or loyalty bonuses to certain employee groups were cancelled as part of the modified collective agreements. In this regard, a credit to reorganization and restructuring items of $32 was recorded. In addition, a credit to reorganization and restructuring items of $20 was recorded related to an adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements, as well as a credit of $5 related to other employee programs.

                                               Nine months ended
                                               December 31, 2003
                                       -----------------------------------
                                         Involuntary       Voluntary
                                          Severance        Separation

Opening balance                            $     -         $     -

Charges recorded                                80              44

Amounts disbursed                              (25)             (1)
                                       --------------------------------
Provision as at December 31, 2003          $    55         $    43
                                       ================================

PENSION PLANS

On March 21, 2003, OSFI issued a direction of compliance ordering Air Canada to make contributions in excess of the amounts contemplated in its most recent filed actuarial valuations. Specifically, Air Canada was directed to remit contributions approximately equal to the contribution holidays taken in 2002, amounting to approximately $105, and to cease taking any future contribution holidays. OSFI further directed Air Canada to prepare and file new actuarial valuations as at January 1, 2003 which Management believes would have triggered additional funding obligations.

Pursuant to Air Canada's filing for court protection from its creditors under CCAA, the Court ordered Air Canada to suspend its contributions to funded pension plans, pending further order of the Court. In December, 2003, the Court amended its original order to permit certain contributions to be remitted representing 2003 current service costs. As a result, the Corporation made contributions of $101 in December, 2003, and $31 in January, 2004. Benefit payments from the Corporation sponsored pension plans continue to be made in accordance with plan requirements.

Air Canada and representatives of the unionized and non-unionized employees and retirees have come to an agreement with respect to the funding of the pension deficit which includes a provision for a funding schedule over a ten year period. The parties have sought the support of OSFI for a recommendation to the Federal Government that it adopt the regulation necessary to give effect to the ten year funding plan.

CCAA Status

Many of the agreements and arrangements noted above have terms and conditions which require certain future events to occur, some of which must occur within a short period of time after the preparation of these financial statements. Management expects that certain of these conditions cannot be met within the time periods and is in the process of negotiating extensions as appropriate. There can be no assurances that the counterparties will amend the terms and conditions or any dates contained in the agreements. Accordingly, it is possible that some or all of the pending transactions may not be consummated.

2. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Air Canada is Canada's largest domestic and international full service airline, providing scheduled and charter air transportation for passengers and cargo. The Air Canada family of brands includes; ZIP, Air Canada's low fare airline that commenced operations in September, 2002; and the regional airline Air Canada Jazz. As at December 31, 2003, the Corporation's route network served 148 destinations including 58 destinations in Canada, 44 destinations in the United States and 46 other international destinations. Through commercial agreements with independent regional carriers, an additional 17 North American communities are served bringing the total network to 165 destinations on five continents.

Air Canada operates an extensive global network in conjunction with its international airline partners. With Air Canada's strategic alliance and commercial partnerships, as at December 31, 2003, scheduled and charter air transportation was offered to over 700 destinations in 128 countries.

Supporting the airline business, the Corporation also provides airline related services. Air Canada provides aircraft and engine maintenance services to third parties. Aeroplan, Air Canada's loyalty program, rewards members both for flying on Air Canada and its airline partners, and for purchasing services from other program participants. Air Canada Vacations, a Canadian tour operator, provides packaged vacation solutions. In 2002, Air Canada launched Destina.ca, an online travel services website. Air Canada also provides ground handling and other services to airlines and other customers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)       BASIS OF PRESENTATION AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         ("GAAP")

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP.

As described in note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. There can be no assurance that the going concern assumption is appropriate. If the going concern assumption is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these consolidated financial statements.

The timing of the recognition of reorganization and restructuring items is consistent with Canadian GAAP and is based on recent guidance issued by the Emerging Issues Committee ("EIC") in EIC 134 - Accounting for Severance and Termination Benefits and EIC 135 - Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).

In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7).

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization and restructuring items (note 7).

Interest expense has been reported only to the extent that it will be paid under the Plan or that it is probable that it will be an allowed claim. The consolidated statement of financial position distinguishes pre-filing liabilities subject to compromise (note 10) from both those pre-filing liabilities that are not subject to compromise together with post-filing liabilities. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (note 8).

B)       PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of Air Canada as well as all of the Corporation's subsidiaries. All significant intercompany balances and transactions are eliminated.

C)       USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D)       AIR TRANSPORTATION REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

The Corporation performs regular evaluations on the liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results different from estimates, however these differences have historically not been material.

E)       EMPLOYEE FUTURE BENEFITS

The significant policies related to employee future benefits are as follows:

o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

o An adjusted market value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under this method, realized and unrealized gains and losses arising during a given year are spread on a straight-line basis over four years.

o Past service costs are amortized on a straight-line basis over the Expected Average Remaining Service Life (EARSL) of the employees.

o Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or adjusted market value of plan assets at the beginning of the year are amortized over EARSL. Unamortized negative balances may be recognized immediately so that the accrued pension asset does not exceed the expected future benefit.

F)       PROPERTY AND EQUIPMENT

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value and the present value of those lease payments. Property and equipment is carried at the lesser of amortized cost and net recoverable amount.

Operating property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Regional aircraft and flight equipment are depreciated over 20 years, with 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Aircraft introduction costs are amortized over 4 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 30 years on a straight line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease.

Effective for disposal activities initiated on or after May 1, 2003, the Corporation adopted the new standard CICA 3475 - Disposal of Long-Lived Assets and Discontinued Operations. CICA 3475 requires assets to be disposed of by sale be presented as held for sale, subject to certain criteria including that a sale is probable within one year. Long-lived assets held for sale are measured at the lower of its carrying amount or fair value less cost to sell and are presented separately on the statement of financial position. The adoption of CICA 3475 did not have an impact on the consolidated financial statements as no long-lived assets to be sold met the held for sale criteria.

G)       LOYALTY PROGRAM

The incremental cost of providing travel awards for mileage credits earned through air travel is charged to expense when the mileage credits are issued. The proceeds from the sale of mileage credits to third parties are deferred and recognized as revenue as these credits are redeemed. The Corporation performs regular evaluations on the liability which may result in certain adjustments being recognized as revenue.

The current portion of incremental cost and the current portion of deferred revenue liabilities are included in accounts payable. The determination of the current portion is based on Management's estimate as to the portion of the liabilities that will be extinguished in the next twelve months. The remainder of the liabilities is carried in other long-term liabilities.

H)       INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

I)       IMPAIRMENT OF LONG-LIVED ASSETS

The Corporation's policy for property and equipment and intangible assets other than indefinite life intangibles and goodwill is to recognize an impairment charge when an asset's carrying value exceeds its undiscounted future cash flows. The related asset is written down to its net recoverable amount representing undiscounted future cash flows.

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3062 - Goodwill and Other Intangibles ("CICA 3062"), which no longer permits the amortization of goodwill and other indefinite life intangibles but subjects these assets to fair value impairment tests on at least an annual basis. As required by CICA 3062, goodwill was tested for impairment and it was determined that no impairment had occurred. Any impairment of goodwill would be recognized as an expense in the period of impairment.

Indefinite life route rights and slot purchase costs are also subject to annual impairment tests under CICA 3062. The fair value of indefinite life route rights and slot purchase costs, and any impairment of that value, was assessed by reference to cash flows and it was determined that no impairment had occurred. Any impairment would be recognized as an expense in the period of impairment.

J)       FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As a result of the filings as described in note 1, the majority of outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. The effect in 2003 of the termination of these derivative contacts and the discontinuance of hedge accounting is described in note 7.

The Corporation may manage its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Corporation assesses the effectiveness, both at the inception of the hedging relationship and throughout its term, of the derivative used at offsetting changes in fair value or cash flows of the hedged item. Realized and unrealized gains or losses associated with derivative instruments used in a hedging relationship, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in income in the period in which the hedged transaction is recognized. When an anticipated transaction that is being hedged by a derivative instrument is no longer expected to occur at the time or in the amount as when identified at the inception of the hedging relationship, any deferred amounts related to the derivative instrument are taken into income.

The Corporation may also manage its foreign exchange exposure on long-term debt and anticipated transactions, as appropriate, through the use of options, forward contracts and cross currency swaps with unrelated creditworthy third parties. Foreign exchange translation gains and losses are accrued and offset gains and losses resulting from the underlying hedged transaction. Premiums and discounts are amortized over the term of the contracts.

The Corporation may enter into interest rate swap agreements to manage its exposure to changes in interest rates on long-term debt, as appropriate. Net receipts or payments under the Corporation's swap agreements are accrued as adjustments to interest expense.

The Corporation may enter into fuel hedging arrangements through the use of derivative financial instruments to manage its exposure to jet fuel price volatility. Resulting gains and losses are recorded as adjustments to fuel expense, using the settlement method, as fuel is purchased. Premiums and discounts are amortized over the term of the contracts.

The Corporation may designate a hedging relationship, using an anticipated transaction as the hedging item, and apply hedge accounting when it is probable that the anticipated transaction will occur at both the time and in the amount expected. In 2002 and up to April 1, 2003, the Corporation designated a portion of future net foreign currency revenue streams as a hedge against a majority of the subordinated perpetual debt. Translation gains and losses on subordinated perpetual debt that was hedged by future net foreign currency revenue streams was deferred to be offset against the exchange gain or loss on the revenue transactions resulting from the revenue transaction being recorded at the exchange rates in effect on the inception of the hedge.

K)       SEGMENT REPORTING

The Corporation has one operating segment, air transportation and related services.

L)       FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Gains or losses are included in income. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

M)       CASH AND CASH EQUIVALENTS

Cash includes short-term investments of $458 (2002 $343). Short-term investments, comprised of bankers acceptances and bankers discount notes, may be liquidated promptly and have maturities of less than ninety days. The weighted average interest rate on short-term investments as at December 31, 2003 is 2.9% (2002 2.8%).

N)       RESTRICTED CASH

As at December 31, 2003, the Corporation has recorded $157 (2002 $63) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities. In addition, the Corporation has $32 (2002 $31) placed in a Directors' and Officers' Trust for the use of the Directors and Officers under certain circumstances which have been recorded in other assets (note 5).

O)       SPARE PARTS, MATERIALS AND SUPPLIES

Spare parts, materials and supplies are valued at the lower of average cost and net recoverable amount. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value.

P)       GOODWILL

Goodwill represents the excess of the costs of acquired businesses over the net amounts assigned to the assets acquired and liabilities assumed.

Q)       NON-TRANSPORTATION REVENUES

Non-transportation revenue includes loyalty program revenues, as described in note 2g, as well as revenues from technical services maintenance and other airline related services.

Maintenance revenues are recognized in other revenues as services are performed. Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments to Air Canada based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

R)       MAINTENANCE AND REPAIRS

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

S)       OTHER OPERATING EXPENSES

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, and other expenses. Expenses are recognized as incurred.

T)       INTEREST CAPITALIZED

Prior to the CCAA filings, interest on funds used to finance the acquisition of new flight equipment and other property and equipment was capitalized for periods preceding the dates the assets are available for service.

U)       DEFERRED CREDITS

The Corporation enters into various arrangements under which aircraft and other assets are sold and leased back under operating leases. Any gain up to the amount of any residual value guarantee, is deferred for such leases entered into after September, 1999 until the guarantee is resolved. Any remaining gains and gains related to leases entered into prior to October, 1999 are amortized over the term of the lease as an adjustment to rent expense.

Contributions received in exchange for extensions to commercial agreements are deferred and amortized over the life of the contract extension as other revenues.

V)       STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan as described in note 15. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

Prior to the filings as described in note 1, the Corporation also had share appreciation plans, described in note 15. Compensation costs are accrued up until the first date of redemption at the amount by which the market value of the shares exceeds the value specified under the plan. Any subsequent change in the market value of the shares is recording in income thereafter.

W)       ROUTE RIGHTS AND SLOT PURCHASE COSTS

Indefinite life route rights and slot purchase costs that will be used on an ongoing basis are carried at cost and not amortized. Route rights and slot purchase costs with a fixed expiry are amortized over the term of the contract.

X)       NON-RECURRING LABOUR

Non-recurring labour expenses, in the year 2002, represent costs for completing the collective agreement between the Corporation and the Canadian Union of Public Employees ("CUPE"), representing Air Canada's 8000 flight attendants. The total expense has been recorded in 2002.

Y)       DEFERRED FINANCING COSTS

Deferred financing costs are amortized on a straight-line basis over the term of the related obligation.

Z)       AIRCRAFT LEASE PAYMENTS IN EXCESS OF OR LESS THAN RENT EXPENSE

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and deferred credits is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement.

For leases entered into prior to October 1999, the Corporation accrues for any expected deficiency under a residual value guarantee if it is probable the Corporation would have to make a payment based on the Corporation's expected use of the aircraft taking into consideration its ability to exercise any purchase or renewal options. When there is an expected deficiency, the Corporation accrues the deficiency over the remaining lease term. When there is a change in the expected use of the aircraft, the Corporation records a charge to income in the period of the change. For leases entered into subsequent to September 1999, the Corporation accrues any expected deficiency the Corporation is responsible for using the straight line method over the remaining term of the lease, regardless of whether the Corporation expects to exercise any purchase or renewal options. Any accruals for residual value guarantees are included in deferred credits.

AA)      CAPACITY PURCHASE AGREEMENTS

The Corporation has capacity purchase agreements with certain unaffiliated Tier III regional carriers operating aircraft of 18 seats or less. Under these agreements, the Corporation is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the earned revenues in passenger revenue. In 2003, passenger revenues amounted to $58. Operating expenses are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

BB)      COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

CC)      FUTURE ACCOUNTING STANDARD CHANGES

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

HEDGING RELATIONSHIPS

Accounting Guideline 13 - Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants ("CICA"), is effective for the Corporation beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The guideline establishes the conditions that need to be met before hedge accounting can be applied and also establishes the requirement for the testing of hedge effectiveness throughout the term of the hedging relationship. AcG 13 is not intended to specify how hedge accounting is applied and, accordingly, it does not deal with hedge accounting techniques. The Corporation's current accounting policies related to hedging activities are described in note 2, under other accounting policies, and are not expected to change on the adoption of AcG 13.

Concurrent with the adoption of AcG 13, the Corporation will adopt the Emerging Issues Committee ("EIC") abstract 128 - Accounting for trading, Speculative, or Non-Hedging Derivative Financial Instruments. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. As stated in note 20, the Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profits. Going forward in 2004, to the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments will be recorded in non-operating income (expense).

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CICA 1100 - Generally Accepted Accounting Principles is effective January 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian generally accepted accounting principles and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this Section is applied prospectively however, the Corporation does not expect any changes in accounting policy as a result of the adoption of CICA 1100.

IMPAIRMENT OF LONG-LIVED ASSETS

CICA 3063 - Impairment of Long-Lived Assets is effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Under the new standard, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The recoverability test is based on a comparison of the carrying amount of the long-lived asset to the future net cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The new section provides guidance on when to test for recoverability; a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. CICA 3063 is applied prospectively. The Corporation does not expect any impairment loss to be recorded as a direct result of the adoption of CICA 3063.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the Accounting Standards Board issued Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15). AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

In January 2004 the Accounting Standards Board issued a notice reaffirming its intention that AcG 15 be harmonized with US GAAP guidance and, given amendments to the US GAAP guidance, the Accounting Standards Board advised that it was planning on issuing amendments to AcG 15 with a view that the amended AcG 15 would be effective for periods beginning on or after November 1, 2004.

As the Corporation has entered into financing transactions with arms length special purpose entities with respect to a total of 62 aircraft, it continues to evaluate the potential future impact this guideline will have on its financial position and results of operations.

2.       PROPERTY AND EQUIPMENT

                                                                            2003        2002
Cost
    Flight equipment                                                     $ 2,021     $ 2,159
    Capital leases (a)                                                       349         504
    Buildings and leasehold improvements                                     781         790
    Ground equipment                                                         477         475
    Systems development costs                                                414         408
    Computer equipment                                                        88          66
                                                                     ------------------------
                                                                           4,130       4,402
                                                                     ------------------------

Accumulated Depreciation and Amortization
    Flight equipment                                                       1,243       1,207
    Capital leases (a)                                                        79         107
    Buildings and leasehold improvements                                     507         474
    Ground equipment                                                         297         271
    Systems development costs                                                343         272
    Computer equipment                                                        49          34
                                                                     ------------------------
                                                                           2,518       2,365
                                                                     ------------------------

                                                                           1,612       2,037

Progress payments (b)                                                        159         251
                                                                     ------------------------

Property and equipment at net book value                                 $ 1,771     $ 2,288
                                                                     ========================

a) As a result of renegotiated lease terms as described in note 1, five leases previously classified as operating leases have been converted to capital leases. Included in capital leases are seven aircraft (2002 - nine) with a cost of $245 (2002 - $400) less accumulated depreciation of $60 (2002 - $97) for a net book value of $185 (2002 - $303), computer equipment with a cost of $50 (2002 $50) less accumulated depreciation of $17 (2002 $10) for a net book value of $33 (2002 $40) and facilities with a cost of $54 (2002 $54) less accumulated depreciation of $2 (2002 nil) for a net book value of $52 (2002 $54).

b) In 2003, the Corporation recorded provisions in the amount of $106 against progress payments where the contracts related to aircraft deliveries have been cancelled or renegotiated. Of this amount, approximately $47 is available to be applied against future aircraft orders under certain conditions. Refer to note 18 for a discussion related to AVSA progress payments.

Interest capitalized prior to April 1, 2003 amounted to $4 using an average interest rate of 8.0% (2002 $25 at 8.1%).

As at December 31, 2003, flight equipment included 18 DC-9's (2002 - 20), three B747-200's (2002 - three), seven B767-200's (2002 - three), three B737 (2002 -
four) and 26 F28 aircraft (2002 - 28) which are retired from active service with a net book value of $28 (2002 - $46) which approximates net recoverable value.

4. DEFERRED CHARGES

                                                                       2003        2002

Aircraft lease payments in excess of rent expense (a)               $ 1,783     $ 1,489

Financing costs                                                          67         135

Deficiency claims on renegotiated aircraft leases and
contracts (b)                                                           448           -

Foreign exchange hedges  (note 7 (d))                                     -         105

Aircraft introduction costs                                              12          21

Other                                                                    22          31
                                                               -------------------------
Deferred charges                                                    $ 2,332     $ 1,781
                                                               =========================


a) Aircraft lease payments in excess of rent expense is comprised substantially of non-monetary assets recorded due to the difference in the timing of aircraft lease payments versus straight-line lease expense. These amounts are recoverable solely through the future use of the related aircraft and do not represent the fair value of the asset. Management anticipates that these balances will be written off as part of the fresh start adjustments as described in note 1 under "Basis of Presentation and Going Concern Issues".

b) As a result of the filings as described in note 1, the Corporation recorded deferred charges representing deficiency claims on aircraft leases and other contracts in the amount of $474. The claims are amortized to reorganization and restructuring items over the remaining lease or contract term, or the extension period of the lease or contract if applicable. Amortization of $26 has been recorded in 2003 resulting in a remaining balance of $448 as at December 31, 2003. Further material claims relating to deficiency claims on renegotiated aircraft leases are expected to arise as a consequence on the ongoing review, contestation and adjudication of aircraft lease claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant. Refer to note 10 for further discussion on the Corporation's accruals regarding submitted claims with respect to repudiated and renegotiated aircraft leases and other contracts.

5.       OTHER ASSETS

                                                                      2003        2002

Prepaid pension asset (note 19)                                      $ 375       $ 562

Security and other deposits                                             34         228

Notes and other long-term receivables (a)                               23         126

Indefinite life route rights and slot purchase costs                    84          84

Directors' and Officers' Trust (b)                                      32          31

Other                                                                   38          40
                                                               ------------------------
Other assets                                                         $ 586     $ 1,071
                                                               ========================

a) Notes receivable bear interest at a weighted average rate of 9.79 % (2002 -
11.2 %) and mature 2005 through 2010. The carrying value of notes receivable approximates fair value.

b) The Directors' and Officers' Trust represents restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances.

6.       NON-OPERATING INCOME (EXPENSE)

                                                                           2003       2002      2001

Net interest expense
       Interest income                                                    $  25       $ 44      $ 38
       Interest expense                                                    (115)      (290)     (352)
       Interest capitalized                                                   4         25        39
                                                                     --------------------------------
       Total                                                                (86)      (221)     (275)
Gain (loss) on sale of and provision on assets
       Gain on sale of assets                                                16          9        84
       Provision for loss on aircraft and inventory                        (165)       (32)     (176)
       Other                                                                (19)       (19)        7
                                                                     --------------------------------
       Total                                                               (168)       (42)      (85)
                                                                     --------------------------------
Other
       Gain on purchase of debt                                               -        118        52
       Financing & other                                                    (28)       (21)       74
                                                                     --------------------------------
       Total                                                                (28)        97       126
                                                                     --------------------------------
Total                                                                     $(282)     $(166)    $(234)
                                                                     ================================

Provision for Loss on Aircraft and Inventory

In 2003, the Corporation recorded provisions of $165 (2002 $32, 2001 $176) related mainly to non-operating aircraft and spare parts. These provisions are based on Management's best estimate of the net recoverable value of aircraft and spare parts.

Interest Expense

As a result of the filings as described in note 1, beginning on April 1, 2003, the Corporation ceased the capitalization and accrual of interest on unsecured debt that is subject to compromise. Since the date of filing, interest expense on unsecured debt of approximately $179 would have been recorded had the filings not occurred.

7. REORGANIZATION AND RESTRUCTURING ITEMS

The cash flows used for operating activities related to reorganization and restructuring items since the date of filing amounts to $64 and relates mainly to the payment of professional fees. The table below summarizes the reorganization and restructuring charges recorded since filing for creditor protection on April 1, 2003.


Repudiated leases, net (a)                                                             $300

Repudiated contracts (b)                                                                250

Labour related items (c)                                                                195

Write off of deferred financing costs on compromised debt and hedging
adjustments (d)                                                                         124

Residual value guarantees and aircraft rent expense (e)                                 254

Foreign exchange adjustments on compromised debt                                      (183)

Professional fees                                                                        57

Amortization of DIP financing fees                                                       67

Interest income on accumulated cash (f)                                                (14)

                                                                          ------------------
Reorganization and restructuring items, net                                          $1,050
                                                                          ==================

a) The cost of repudiated leases represents the estimated allowable claim resulting from aircraft leases that have been repudiated. The amount is shown net of the write off of all balance sheet accounts related to the repudiated leases. Further material claims relating to deficiency claims on repudiated aircraft leases are expected to arise as a consequence of the ongoing review, contestation and adjudication of aircraft lease claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant. Refer to note 10 for further discussion on the Corporation's accruals regarding submitted claims with respect to repudiated aircraft leases.


b) The cost of repudiated contracts represents the estimated allowable claim resulting from contracts that have been terminated and provisions against progress payments where the contracts for aircraft deliveries have been cancelled or renegotiated. . Further material claims relating to deficiency claims on repudiated contracts are expected to arise as a consequence of the ongoing review, contestation and adjudication of claims in the CCAA process. It is not possible at present to estimate the magnitude of such claims that may ultimately be allowed but they are expected to be significant. Refer to note 10 for further discussion on the Corporation's accruals regarding submitted claims with respect to repudiated contracts.

c)  Labour related items of $195 are summarized as follows:

         o A pension curtailment charge of $128 as a result of the Corporation's review of the impact of the reduction in the level of employees on the EARSL of the employees as part of the CCAA restructuring program on its pension liability and expense;

         o An accrual related to accepted voluntary separation program offers of $44;

         o An accrual of $80 for contractual termination benefits and the cost of involuntary separation payments;

         o The reversal of previously accrued bonus payments of $32 that are no longer payable as a result of the ratified labour agreements; and

         o A reduction of $20 to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements, as well as a reduction of $5 related to other labour-related programs.

d) As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. Accordingly, any deferred hedging gains and losses related to cash flows or transactions not expected to occur as anticipated, principally interest payments, have been taken into income. In addition, as a result of certain long-term debt being classified as subject to compromise, all related deferred financing costs have been written off.

e) As described in note 1, as a result of amended lease terms, the Corporation has recorded a compromised liability and a deferred charge related to lease deficiency claims. The estimated deficiency claim is with reference to the difference between the present value of the obligations under the remaining term of the original contract and the renegotiated contract. Refer to note 10 for a discussion on the Corporation's accruals regarding submitted claims with respect to renegotiated aircraft leases. The deferred charge is amortized to reorganization and restructuring items as a component of aircraft rent over the remaining lease term. This amounts to an expense of $23 since the date of filing.

As part of the restructuring, the Corporation changed its previously planned use of certain B747-400 aircraft that are currently accounted for as operating leases entered into prior to October, 1999. They are not expected to remain in active service beyond the end of 2004 and, as described in note 1 under "General Electric Capital Corporation Leases", two of these aircraft will be acquired, conditional on the Corporation emerging from creditor protection. As a result, Management has determined that there is a residual value guarantee deficiency of $223. This deficiency has been recorded as a charge to reorganization and restructuring items reflective of the diminished future utility of the aircraft to the Corporation.

f) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Corporation as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

8. CONDENSED COMBINED FINANCIAL STATEMENTS

As described in note 2, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended December 31, 2003. Included in current assets are intercompany receivables with non-Applicants of $150. Included in current liabilities are intercompany payables with non-Applicants of $298. Included in Other Assets are long-term receivables of $936 from non-Applicants.

Condensed Combined Statement of Operations
For the Period Ended December 31, 2003
-------------------------------------------------------------------------------
                                                                 Nine Months
                                                                ---------------
    ($ millions)
    Operating revenues                                               $   5,929
    Operating expenses                                                   6,455
                                                                ---------------
    Operating loss before reorganization and restructuring
    items                                                                 (526)
    Reorganization and restructuring items (note 7)                     (1,050)
    Net interest expense                                                   (38)
    Loss on sale of assets                                                (145)
    Other non-operating income, including equity income of
    non-applicants                                                         158
                                                                ---------------
    Loss before foreign exchange on non-compromised long-term
      monetary items and income taxes                                   (1,601)
    Foreign exchange on non-compromised long-term monetary
    items                                                                    5
                                                                ---------------
    Loss before income taxes                                            (1,596)
    Provision for income taxes                                              (1)
                                                                ---------------
    Loss for the period                                            $    (1,597)
                                                                ===============

Condensed Combined Statement of Financial Position
As at December 31, 2003
---------------------------------------------------------------------------

    ($ millions)
    ASSETS
    Current assets                                               $   1,489
    Property and equipment                                           1,686
    Deferred charges                                                 2,332
    Goodwill                                                           510
    Other assets                                                     1,362
                                                            ---------------
                                                                 $   7,379
                                                            ===============
    LIABILITIES
    Current liabilities                                          $   2,744
    Long-term and subordinated perpetual debt and
    capital lease obligations                                          332
    Future income taxes                                                 11
    Other long-term liabilities                                      1,262
    Deferred credits                                                 1,364
    Liabilities subject to compromise (note 10)                      5,313
    SHAREHOLDERS' DEFICIENCY                                        (3,647)
                                                            ---------------
                                                                 $   7,379
                                                            ===============


Condensed Combined Statement of Cash Flow
For the Period Ended December 31, 2003
---------------------------------------------------------------------------
                                                             Nine Months
                                                            ---------------

    ($ millions)
    Net cash provided by operating activities                     $    208
    Financing
      Reduction of long-term debt                                      (12)
      CIBC Credit facility borrowings                                  315
      CIBC Credit facility repayments                                 (159)
      DIP financing fees                                               (62)
      Other                                                             (6)
                                                            ---------------
                                                                        76
                                                            ---------------
    Investing
      Additions to property and equipment                              (36)
      Proceeds from sale of assets                                      35
      Investments and advances                                         (15)
                                                            ---------------
                                                                       (16)
                                                            ---------------
    Increase (decrease) in cash and cash equivalents                   268
    Cash and cash equivalents, beginning of period                     429
                                                            ---------------
    Cash and cash equivalents, end of period                      $    697
                                                            ===============

9. LONG-TERM AND SUBORDINATED PERPETUAL DEBT AND CAPITAL LEASE OBLIGATIONS

As at April 1, 2003, a significant portion of the Corporation's 2002 long-term and subordinated perpetual debt and capital lease obligations remained outstanding. As a result of the filings described in note 1, the majority of this debt has been classified as liabilities subject to compromise (note 10). Non-compromised balances as at December 31, 2003 are as follows:

                                               Final Maturity   Interest Rate             2003          2002
                                                                     (%)

US dollar debt (a)                                2009-2015      6.495 - 7.17           $  163       $ 1,339

Canadian dollar debt (b)                            2004             4.5                   105           980

Euro debt                                                                                    -           486

Japanese yen notes                                                                           -            94
                                                                                -----------------------------

                                                                                           268         2,899

Convertible subordinated debentures                                                          -           131

Subordinated perpetual debt                                                                  -         1,193

Capital lease obligations (c)                     2004-2027       3.0 - 11.8               237           464
                                                                                -----------------------------

                                                                                           505         4,687

Current portion of long-term debt                                                         (173)         (373)
                                                                                -----------------------------

Long-term and subordinated perpetual debt and capital
lease obligations                                                                       $  332       $ 4,314
                                                                                =============================



Interest paid on long-term and subordinated debt and capital lease obligations in 2003 was $86 (2002 $283, 2001 $303) at a weighted average interest rate of 8.3% (2002 8.2%, 2001 8.4%). By currency, the Canadian dollar equivalent weighted average interest rate for 2003 is broken down as follows: Canadian dollar debt - 8.2%; US dollar debt - 6.44%; Euro debt - 10.63%; Swiss franc debt - 8.55% and Japanese yen debt - 5.61%.

Principal repayment requirements on non-compromised debt and capital lease obligations for the next five years are as follows:

                                                  2004        2005         2006        2007        2008
                                           -------------------------------------------------------------

Long-term debt                                   $ 128       $  20        $  20       $  20       $  23

Capital lease principal obligations              $  45       $  16        $  38       $  60       $   9


a) As at December 31, 2003, US dollar debt totalled US$126 and is comprised of the following:

            o US$76 borrowing maturing in 2009 at a fixed interest rate of 4.495% plus an additional 2.0% guarantee fee (refer below - Air Canada - Lufthansa Cooperation Agreement).

            o US$50 borrowing maturing in 2015 at a floating interest rate equal to the six month LIBOR rate plus 5.75% redeemable on any interest payment date secured by assets with a carrying value of $78 (2002 $160) (refer note 1 "General Electric Capital Corporation Leases").

b) As at December 31, 2003, Canadian dollar debt is comprised of a $105 borrowing maturing in 2004 at a floating interest rate based on prime (4.5% as at December 31, 2003) (refer note 1 - Canadian Imperial Bank of Commerce ("CIBC") Financing) secured by all accounts receivable due by CIBC under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by CIBC in connection with the Aerogold program.

c) Capital lease obligations related to computer equipment, facilities and a total of seven aircraft total $237 ($139, US$54, and 2,404 Japanese yen). Future minimum lease payments are $411, which includes $174 of interest.


AIR CANADA - LUFTHANSA COOPERATION AGREEMENT

In 1999, in the context of a hostile take-over bid, Air Canada bought back approximately $1.1 billion of its common and Class A shares. In support of the buyback, funding arrangements of over $700 were concluded through agreements / facilities which included a CIBC / Aeroplan commercial agreement extension; issuance of convertible non-voting preferred shares; issuance of convertible subordinated debentures, and; lease financing of two Airbus A330 aircraft. In addition, a further portion of the funding was provided through a guarantee facility by Star Alliance partners Deutsche Lufthansa AG ("Lufthansa") and UAL Corporation ("UAL") on December 22, 2000 in the amount of US$195 funded by Kreditanstalt Fur Wiederaufbau ("KfW"). Air Canada agreed to pay each guarantor a fee and to reimburse them for any payments made under their guarantees. Interest on the KfW funding was payable at a rate equal to the six month LIBOR for deposits in US dollars plus a) the sum of i) 0.525% times the Lufthansa guaranteed portion of the loan and ii) 0.850% times the UAL guaranteed portion of the loan divided by b) the principal amount of the loan.

Immediately prior to the CCAA filing, there was US$176 outstanding on this term loan of which the Lufthansa guaranteed portion represented US$84. A semi-annual principal payment of US$7 was due in June 2003, which the Corporation did not make as payments on all compromised obligations were stayed under the Court orders. Pursuant to the guarantee, Lufthansa made its portion of this required payment to KfW and, with the Court's concurrence, the Corporation reimbursed Lufthansa for this payment as agreed. In December 2003, the Corporation finalized a comprehensive commercial agreement with Lufthansa related to the operation of certain air routes of significant importance to Air Canada. Included in this agreement, in addition to other flight sharing arrangements, are minimum payments to Lufthansa. The aggregate amount of these minimum payments is US$82, being the balance then owing under the Lufthansa guaranteed portion of the KfW obligation. The principal amount of this Lufthansa obligation is repayable in semi-annual amounts of US$6 until the obligation matures in December 2009. Interest, also payable semi-annually, is at a fixed rate of 4.495%. Included in the payment is an additional 2.0% guarantee fee. This agreement was approved by the Court on December 17, 2003.

Lufthansa, in honoring its responsibilities under the guarantee, has assumed KfW's rights to file a claim in respect of this component of the compromised liability. As a condition of the above described agreement between Air Canada and Lufthansa, Lufthansa has waived their right to a claim in respect of this obligation.

The portion of the original KfW advance guaranteed by UAL has been classified as liabilities subject to compromise.

10. LIABILITIES SUBJECT TO COMPROMISE


Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under the CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts described in this note are the Corporation's estimate of expected compromised claims only as of December 31, 2003. The final amount related to accepted compromised claims may reflect material adjustments.

CLAIMS PROCEDURE

By order of the Court on September 18, 2003, the Applicants established procedures for creditors and other prescribed parties to file claims against the Applicants arising from obligations incurred prior to April 1, 2003 and any claim arising on or after April 1, 2003 as a result of the restructuring, repudiation or termination of any contract, lease, employment agreement, collective agreement or other agreement. The initial deadline for the filing of claims was set at November 17, 2003. A second deadline was granted to February 23, 2004.


The total amount of such claims filed exceeds the Corporation's estimate of the allowed compromised liability. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process. While the Corporation has made significant progress to date, it is expected that this process will continue for some time and further reviews of the claims filed will enable a more precise estimate of the likely range of creditor claims allowed under the Plan. It is not possible to estimate the quantum of the claims that will ultimately be allowed but they are expected to be materially in excess of the accruals taken to date given the magnitude of the claims asserted as set out below under the heading "Claims Summary".

CLAIMS SUMMARY

A summary of the Corporation's accruals and claims submitted as at March 30, 2004 is as follows:

                                               Claims Review Status
                                               ---------------------------------------------------------------------------------
                                                            Revisions Accepted /   Revisions /        Dispute Notices
                                                            Disputes Resolved (i)  Disallowances        Filed (iii)
                                                                                   Outstanding (ii)
                                                            -------------------  ------------------  -----------------  Under
                         Recorded        Filed     Accepted  Original  Revision  Original  Revision  Original Revision  Review
                                                   as Filed    Claim               Claim             Claim               (iv)
                         ----------------------  ------------------------------  ------------------  ----------------- ---------
Long-term and
subordinated perpetual
debt (a)                  $3,674       $4,928     $   -       $ 48    $    33    $1,488    $1,390    $1,440    $527    $1,952

Aircraft leases,
including capital lease
obligations                  871        7,728         -          -          -       136        48         -       -     7,592

Accounts payable,            768        3,657       111        397         75        28        13       178      36     2,943
accrued liabilities,
supplier repudiation
and other

Employee related               -        6,546         -          -          -        -         -         34       -     6,512

Litigation                     -       83,459         -     10,379          9        -         -     73,080       -         -
                         --------------------- ---------  -------------------- ------------------- ----------------- ---------
Liabilities subject to
compromise                $5,313     $106,319      $111    $10,824       $117    $1,653    $1,451   $74,731    $562   $18,999
                         ===================== =========  ==================== =================== ================= =========


i) The Claims Procedure Order provides that creditors have ten days from the date of a Notice of Revision or Disallowance to file a Dispute Notice or the Notice of Revision or Disallowance is deemed to be binding on the creditor. This category represents claims for which a Notice of Revision or Disallowance was sent, and the ten day period has expired.

ii) Claims in respect of which Notices of Revision or Disallowance were sent out less than ten days prior and therefore are still open to dispute.

iii) Claims in respect of which the creditor filed a Dispute Notice within ten days of receiving a Notice of Revision or Disallowance and the Applicants have not been able to consensually resolve the disputed claim with the creditor. These claims, primarily litigation claims, will be referred to the Claims Officer for resolution.

iv) Claims under review primarily comprised of aircraft lessor, debt holder, employee and supplier related claims.

The quantum of the claims that will ultimately be allowed are expected to be materially in excess of accruals recorded to date.

a) Details of long-term and subordinated perpetual debt and capital lease obligations subject to compromise are as follows:


                                               Final Maturity  Interest Rate (%)

US dollar debt (i)                                2005-2011      2.1 - 10.25            $  890

Canadian dollar debt (ii)                         2004-2009       5.0 - 10.0               951

Euro debt (iii)                                   2005-2011      6.63 - 10.25              498

Japanese yen notes (iv)                             2007             1.9                    86

Convertible subordinated debentures (note 11)                                              150

Subordinated perpetual debt (note 12)                                                    1,099
                                                                                ---------------

Long-term and subordinated perpetual debt                                                3,674

Capital lease obligation                            2010             8.29                   51
                                                                                ---------------

                                                                                       $ 3,725
                                                                                ===============



The CCAA filings as described in note 1 triggered defaults on substantially all of the Applicants' debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all debt. As interest ceases to accrue on unsecured debt that is subject to compromise subsequent to the CCAA filings, interest expense is not reported on unsecured debt subject to compromise of the Applicants subsequent to April 1, 2003. Since the date of filing, interest expense on unsecured debt of approximately $179 would have been recorded had the CCAA filings not occurred.


i) As at December 31, 2003, compromised US dollar debt totalled US$689 and is comprised of the following:

            o US$115 borrowing maturing in 2005 redeemable on any interest payment date.

            o US$154 borrowing maturing in 2007 redeemable on any interest payment date.

            o US$51 borrowing maturing in 2008 redeemable in whole or in part any time, with an indemnity.

            o US$89 borrowing maturing in 2009 redeemable in whole or in part at any time.

            o US$280 borrowing maturing in 2011 redeemable in whole or in part at any time, with an indemnity.

ii) As at December 31, 2003, compromised Canadian dollar debt totalled $951 and is comprised of

            o  $175 borrowing maturing in 2004

            o  $250 borrowing maturing in 2006

            o $204 borrowing maturing in 2007 redeemable in whole or in part any time, with an indemnity.

             These borrowings have fixed rates of interest.

            o A committed and unsecured revolving credit facility at a floating interest rate with a group of financial institutions in Canada. As at December 31, 2003, the facility is fully drawn at $288.

            o Various other Canadian dollar denominated subsidiary debt totalling $34 at floating interest rates.

iii) As at December 31, 2003, compromised fixed rate Euro debt totalled 310 EUR and is comprised of the following:

            o 85 EUR borrowing maturing in 2011 redeemable in whole or in part any time, with an indemnity.

            o  130 EUR borrowing maturing in 2006.

            o  95 EUR borrowing maturing in 2005


iv) As at December 31, 2003, compromised Japanese yen debt was comprised of 7,143 JPY notes to be repaid in equal semi-annual instalments ending October 2007. The interest rate on the notes was reset in 2002 based on interest rate indices. These notes are redeemable in whole on any interest payment date.

11.  CONVERTIBLE SUBORDINATED DEBENTURES

In December 1999, the Corporation issued $150 convertible subordinated debentures which have an annual interest rate of 7.25%, payable quarterly, and are convertible at $16.00, at the holder's option, into Air Canada common shares and Class A non-voting common shares ("Class A shares") at any time up to and including maturity in December 2009. This equals a rate of 6.25 shares per $100.00 principal amount of convertible subordinated debentures. There are no principal payments until maturity in 2009. The Corporation can force conversion into common shares and Class A shares at any time following the seventh anniversary of the issue if the weighted average closing price of the shares of the Corporation for the 20 trading days prior to the date of the redemption provides the holder an internal rate of return of at least 12% for the period commencing from the date of issuance of the convertible subordinated debentures and ending on the redemption date. The internal rate of return calculation includes interest payments made by the Corporation under the convertible subordinated debentures and the excess of the weighted average closing price above $16.00.

As a result of the filings described in note 1, the convertible subordinated debentures have been classified as liabilities subject to compromise. As a further result of the filings, the Corporation recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. The principal outstanding amount of $150 of convertible subordinated debentures is classified as liabilities subject to compromise. An amount of $25, representing the value of the conversion option, is classified as share capital.

These debentures rank subordinate to all obligations and debt, excluding subordinated perpetual debt.

12.  SUBORDINATED PERPETUAL DEBT


                                                                                                         2003       2002

34,000 Japanese yen at 2.60% until 2004
      Callable in 2004 and every fifth year thereafter at par (a)                                       $ 411      $ 452

300 Swiss francs at 6.25%
      Callable in 2006 and every fifth year thereafter at 102% of par                                     313        343

200 Swiss francs at 5.75%
      Callable at 102% of par in 2004 and every fifth year thereafter at 102% of par                      209        228

102 Euro at 3.25%
      Callable in 2006 and every third year thereafter at par (b)                                         166        170
                                                                                                  -----------------------
Subordinated perpetual debt                                                                            $1,099     $1,193
                                                                                                  =======================


The maturity of this subordinated perpetual debt is only upon the liquidation, if ever, of the Corporation. Principal and interest payments on the debt are unsecured and are subordinated to the prior payment in full of all indebtedness for borrowed money. As a result of the filings as described in note 1, the subordinated perpetual debt is classified as liabilities subject to compromise.

a) The interest rate on the yen subordinated perpetual debt is 2.60% until 2004 and will be reset for each subsequent five-year reset period based upon a capped spread over the Japanese long-term prime lending rate. In previous years, through a subscription arrangement with a major financial institution, the Corporation purchased from certain syndicate loan members their rights to 22,500 JPY in this borrowing. In addition, the Corporation repurchased and cancelled 3,500 JPY in this borrowing. A gain of $92 was recorded in 2002 on these repurchases of yen subordinated perpetual debt.

b) The interest rate on the Euro subordinated perpetual bonds is 3.25% until 2006 and will be reset for each subsequent three-year reset period based upon an index of German unsecured domestic debt.

13.  OTHER LONG-TERM LIABILITIES

                                                                                 2003        2002

Employee future benefits                                                        $ 964       $ 837

Loyalty program                                                                   541         384

Long-term employee liabilities                                                    104         108

Other                                                                              34          76
                                                                          ------------------------
Other long-term liabilities                                                   $ 1,643     $ 1,405
                                                                          ========================

14.  DEFERRED CREDITS

                                                                           2003        2002

Gain on sale and leaseback of assets                                      $ 761       $ 786

Aircraft rent expense in excess of lease payments (a)                       537         327

Contributions received in exchange for extensions of commercial              64         241
agreements (b)

Other                                                                         2           7
                                                                    ------------------------
Deferred credits                                                        $ 1,364     $ 1,361
                                                                    ========================



a) Aircraft rent expense in excess of lease payments includes accrual of rent payments for those leases where rent payments increase over the term of the lease and rent expense is recognized on a straight line basis based on the aggregate rental payments required. In addition, the caption includes the accrual of the expected deficiencies that may be required under residual value guarantees of $226.

b) Contributions received in exchange for extensions of commercial agreements relate to the Star Alliance contract as described in note 15 and a 1999 contract extension with the Canadian Imperial Bank of Commerce ("CIBC"), an Aeroplan program partner. The 1999 CIBC contract extension provided for events of termination related to a material breach of the terms of the agreement. Under the 1999 CIBC contract extension, should a termination occur for any reason other than as a result of a failure by CIBC to fulfil its obligations, a termination payment for the remaining future value of the contribution received in exchange for the contract extension, including interest at 6 %, is specified.

As described in note 1, the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. As a consequence of the Corporation's repudiation of the agreement in place prior to the filings, CIBC is seeking damages which include a contractual termination payment in the amount of $209. In 2003, a reorganization and restructuring charge of $49 was recorded in order to adjust the unamortized portion of the deferred revenues related to the contribution received in exchange for the contract extension in 1999 to the contractual termination payment amount of $209.

15. SHARE CAPITAL AND OTHER EQUITY

The authorized capital of the Corporation consists of an unlimited number of common shares, Class A non-voting common shares ("Class A shares"), Class A preferred shares issuable in series and Class B preferred shares issuable in series. The Corporation's Articles of Incorporation under provisions of the Canada Business Corporations Act include a limit on aggregate non-resident ownership of common shares or other voting shares of 25%. On February 2, 2002, Bill C-38 was proclaimed in force removing the previously existing limit on individual ownership of voting shares in Air Canada.

In 1999, the Corporation issued 10 million Class A Convertible Participating Non-Voting Preferred Shares, Series 1 ("Series 1 preferred shares") to Expo Investment Partnership, L.P. ("Expo"), a partnership formed by UAL Corporation ("UAL") and Deutsche Lufthansa AG ("Lufthansa"), two of Air Canada's Star Alliance partners. These shares are entitled to receive dividends equal to the amount paid to holders of the Corporation's common shares. The shares are not redeemable by the Corporation prior to December 31, 2009, unless either of the partners ceases to be a participant in the Star Alliance and as a result the Corporation terminates its Alliance Agreement or either partner is in breach of any Alliance Agreement which leads to the Corporation terminating its Alliance Agreement. On or after December 31, 2009, the Corporation may redeem the shares for $25.00 per share plus declared and unpaid dividends and a gross-up for dividends and deemed dividends. The holder of the Preferred Shares has the option to require the Corporation to redeem the Preferred Shares at $25.00 per share (plus a premium of 1% in the event there is a change of control of the Corporation and a gross-up for dividends and deemed dividends) if: the Corporation breaches an Alliance Agreement in a manner which does or could reasonably be expected to have a material impact; a breach of certain covenants occurs; a change of control of the Corporation occurs that does or is reasonably expected to have a material impact; or the Corporation refuses to extend the Alliance Agreements after they expire at any time on or after December 31, 2009. The holder may convert each preferred share at any time into
a) 1.0417 Class A shares for $24.00 or b) an equal number of Class A Convertible Participating Non-Voting Preferred Shares, Series 2, which are transferable to third parties but do not contain certain of the covenants described above. The holder is entitled to receive, in priority to common and Class A shares, $25.00 per share plus any declared and unpaid dividends in the event of liquidation of the Corporation. In the event the Corporation breaches its obligations under the Alliance Agreements in a manner material and adverse to the revenues of UAL or Lufthansa and the Alliance Agreements are terminated, the Corporation has agreed to pay liquidated damages in amounts declining over a ten year period from $250 to $37, which claims are subject to compromise.

As a result of the filings described in note 1, Expo filed a claim in the amount of $250. A Notice of Disallowance was sent and the ten day period for the filing of a dispute expired without a Notice of Dispute being filed and consequently the Notice of Disallowance is deemed binding.

The preferred shares will be cancelled for nominal consideration and the Class A and common shares will be converted into a nominal amount of the post-restructuring equity of ACE.

The issued capital consists of common shares, Class A shares and Series 1 preferred shares. The changes during 2003 and 2002 in the outstanding number of common and Class A shares and their aggregate stated value during those years are as follows:


                                                     Common Shares                      Class A Shares
                                            Number (000)          Amount       Number (000)          Amount
                                        --------------------------------------------------------------------

December 31, 2001                                 79,064         $   521             41,115         $   296

Share purchase options exercised                       6               0                  -               -
                                        ---------------------------------   --------------------------------
December 31, 2002                                 79,070             521             41,115             296

Share purchase options exercised                       6               0                  -               -
                                        --------------------------------------------------------------------
December 31, 2003                                 79,076         $   521             41,115         $   296
                                        ====================================================================

Share Capital and Other Equity Summary (net of issue costs):                    2003        2002         2001

Common shares                                                                   $521        $521         $521
Class A shares                                                                   296         296          296
Series 1 preferred shares                                                        125         125          125
Warrants (1)                                                                       -          10           10
Convertible subordinated debenture conversion option                              25          25           25
                                                                         -------------------------------------
Total                                                                           $967        $977         $977
                                                                         =====================================



(1) In 1999 4.7 million warrants with an ascribed value of $10 were issued to CIBC. Each warrant was convertible into one Class A share at $24.00. As a result of the renegotiation of the CIBC Aerogold agreement as described in note 1, the warrants issued to CIBC were cancelled. The value of $10 was removed from share capital and transferred to contributed surplus.

Stock Option Plan

The details of the Corporation's share option plan, under which eligible employees are granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting, are as follows:


   Stock Option Plan
------------------------------------------

                      Weighted Average
                         Remaining                         Outstanding                   Exercisable
      Total           Contractual Life       Range of    Weighted Average    Total     Weighted Average
   Outstanding            (Years)         Exercise Price  Exercise Price  Exercisable   Exercise Price    Expiry Dates
Common
             1,849           5            $4.73 - $6.99       $6.21             1,773       $6.21          2004 - 2012
             2,782           7            $7.00 - $9.99       $8.73             1,579       $8.62          2005 - 2011
             2,294           6           $10.00 - $12.99     $10.57             1,824       $10.70         2008 - 2010
               375           6           $13.00 - $19.67     $16.05               282       $16.05            2010
-------------------                                      ------------------------------------------------
             7,300                                            $9.05             5,458       $8.91
===================                                      ================================================


Class A Non-Voting
               714           6            $1.54 - $4.99       $4.14               427       $4.52          2006 - 2013
               430           5            $5.00 - $6.99       $5.62               393       $5.67          2004 - 2011
               841           6            $7.00 - $7.99       $7.25               525       $7.28          2005 - 2011
               331           5            $8.00 - $12.49      $11.10              302       $11.27         2008 -2010
-------------------                                      ------------------------------------------------
             2,316                                            $6.54             1,647       $6.91
===================                                      ================================================


A summary of recent option activities is as follows:


                                     2003                      2002                      2001
                      --------------------      --------------------     -----------------------
                                   Weighted                  Weighted               Weighted
                      Shares     average share   Shares   average share   Shares  average share
                      (000)          price       (000)        price       (000)       price
                      --------------------------------------------------------------------------
Common Shares
----------------------
Beginning of year           7,451  $  9.07           7,500  $  9.14           4,931   $   9.24
Granted                         -        -             100     6.38           2,640       8.93
Exercised                      (6)    2.79              (6)    3.38             (13)      6.60
Forfeited                    (145)   10.27            (143)   11.03             (58)      9.03
                      --------------------       -------------------     ----------------------
End of year                 7,300     9.05           7,451     9.07           7,500    $  9.14
                      ====================      ====================     =====================
Class A Shares
----------------------
Beginning of year           2,334  $  6.57           1,959  $  7.06           1,258   $  7.10
Granted                        50     1.54             375     3.99             707      6.97
Exercised                       -        -               -        -              (6)     5.51
Forfeited                     (68)    3.74               -        -               -         -
                      --------------------      --------------------     ---------------------
End of year                 2,316  $  6.54           2,334  $  6.57           1,959  $   7.06
                      ====================      ====================     =====================


All options are exercisable on the basis of 25% of the options granted per year on a cumulative basis, beginning after one year and expiring after ten years.

As disclosed in note 2, the Corporation has elected the fair value method of accounting for the Corporation's stock option plan. The fair value of options issued in 2003 was nominal (2002 $1). The charge to compensation expense in 2003 for stock options issued since January 1, 2002 is less than $1. None of the options issued since January 1, 2002 have been exercised.

Share Appreciation Plans

Prior to the CCAA filing on April 1, 2003, the Corporation had four share appreciation plans covering Pilots, Management, Administrative and Technical Support groups. The net earnings impact of these programs in 2003 was nominal (nominal in 2002). The Pilots plan expired in 2003, and all remaining plans were cancelled as a result of the CCAA filing.

16.  EARNINGS PER SHARE

The following table outlines the calculation of basic and diluted loss per share (in millions, except per share amounts):


                                                                                               Year Ended December 31
                                                                                            2003            2002          2001
                                                                                  ---------------------------------------------
Numerator:
      Numerator for basic earnings per share:
         Loss from continuing operations                                              $  (1,867)        $  (828)     $ (1,315)
      Effect of potential dilutive securities:
         After tax income from convertible
         subordinated debentures                                                              3              11            11
      Add back anti-dilutive impact                                                          (3)            (11)          (11)
                                                                                  ---------------------------------------------
Adjusted loss for diluted earnings per share                                          $  (1,867)        $  (828)     $ (1,315)
                                                                                  =============================================
Denominator:
      Denominator for basic earnings per share:
         Weighted-average shares                                                            120             120           120
                                                                                  ---------------------------------------------
         Effect of potential dilutive securities:
            Class A non-voting preferred shares                                              10              10            10
            Convertible subordinated debentures                                               9               9             9
            Stock options                                                                     -               1             2
                                                                                  ---------------------------------------------
                                                                                             19              20            21
         Add back anti-dilutive impact                                                      (19)            (20)          (21)
                                                                                  ---------------------------------------------
Denominator for diluted earnings per share:
      Adjusted weighted-average shares                                                      120             120           120
                                                                                  =============================================

Basic and diluted loss per share:                                                     $  (15.53)        $ (6.89)     $ (10.95)
                                                                                  =============================================


The effect of potential dilutive securities was not included in the calculation of diluted earnings per share as the result would be anti-dilutive.

The dilutive effect of outstanding warrants and stock options on earnings per share is based on the application of the treasury stock method. Under the treasury stock method, the proceeds from the exercise of such securities are assumed to be used to purchase common shares and Class A shares.

For the year ended December 31, 2003, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,300,394 options for common shares with an exercise price between $4.73 - $19.67; 2,316,094 options for Class A shares with an exercise price between $1.54 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

For the year ended December 31, 2002, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,216,357 options for common shares with an exercise price between $5.99 - $19.67; 2,240,569 options for Class A shares with an exercise price between $3.33 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

For the year ended December 31, 2001, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,486,409 options for common shares with an exercise price between $4.72 - $19.67; 1,958,969 options for Class A shares with an exercise price between $2.79 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

17.  FUTURE INCOME TAXES

Significant components of the Corporation's future tax assets and liabilities as at December 31, 2003 are as follows:

                                                                                    2003        2002
Future tax assets

Non-capital loss carry forwards                                                   $   83     $   443
Deferred gains on sale and leaseback of assets                                       255         253
Post-employment obligations                                                          203          68
Accounting provisions not currently deductible for tax                               423         254
Book depreciation in excess of tax depreciation                                      414           -
Eligible capital expenditures                                                        196          97
Unearned revenues                                                                    130        (97)
Unrealized foreign exchange losses                                                    61          78
                                                                           --------------------------
Total future tax assets                                                            1,765       1,096
                                                                           --------------------------

Future tax liabilities
Tax depreciation in excess of book depreciation                                       55          50
Net other                                                                             66          30
                                                                           --------------------------
Total future tax liabilities                                                         121          80
                                                                           --------------------------
Net future tax assets                                                              1,644       1,016
                                                                           --------------------------


Less valuation allowance                                                           1,655       1,044
                                                                           --------------------------


Net recorded future income tax liability                                          $ (11)     $  (28)
                                                                           ==========================




Since the third quarter 2001, the net future tax assets have been offset by a valuation allowance. Certain of Air Canada's subsidiaries continue to provide for future taxes for temporary differences and current taxes based on taxable income. Future income tax assets are recognized to the extent that realization is considered more likely than not. The Corporation has determined that it is more likely than not that the future income tax assets are not recoverable. Accordingly, the Corporation has provided a valuation allowance against the future tax assets. The future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. Upon emergence from the CCAA proceedings, it is reasonably possible that these future tax deductions may change.

The allocation of the net future tax asset amongst the various temporary differences is based upon Management's best estimate as at December 31, 2003. Actual allocations may be materially different, however, the net future tax asset is not expected to change.

The previous balance of non-capital loss carryforwards was converted into undepreciated capital cost and other tax attributes.

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense (recovery) is as follows:


                                                                    2003          2002         2001

Provision (recovery) based on combined federal and              $   (675)      $  (167)      $ (403)
provincial tax rates
Non-taxable portion of capital gains                                 (40)           16         (63)
Large corporations tax                                                 5            12            7
Non-deductible expenses                                               69            10           23
Effect of tax rate changes on future income taxes                    (57)            9           33
Effect of declining tax rates in future years                         61            40          132
Other                                                                 14            11           31
                                                          ------------------------------------------

                                                                    (623)          (69)        (240)

Valuation allowance - recovery offset                                611            53          117
Valuation allowance - asset write-off                                  -           400          453
                                                          ------------------------------------------
                                                                     611           453          570

Provision for (recovery of) income taxes                        $    (12)      $   384       $  330
                                                          ==========================================


Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:


                                                            2003        2002         2001

Current tax expense                                       $    5       $  12        $   7

Future income tax benefit relating to temporary
differences                                                 (571)        (90)        (280)

Future income tax expense (recovery) from tax rate
changes                                                      (57)          9           33

Valuation allowance                                          611          453         570
                                                    ---------------------------------------

Provision for (recovery of) income taxes                  $  (12)      $  384       $  330
                                                    =======================================


Income taxes paid in 2003 were $1 (2002 $7).

The following are the tax loss expiry dates:

  Year of expiry         Tax losses
-----------------------------------------

       2004                  $      18
       2005                          6
       2006                          0
       2007                          4
       2008                          3
       2009                        110
       2010                         94
                    -------------------
                             $     235
                    ===================

18.      COMMITMENTS

As at December 31, 2003, the Corporation had commitments to purchase two narrowbody and five widebody Airbus aircraft. On March 19, 2004, the Court approved an amended agreement between AVSA and Air Canada with respect to these aircraft deliveries. The agreement provides for the purchase of two Airbus A340-500 aircraft, and their financing. Payments under the commitments total US$174, net of all credits and other amounts on deposit allocated by Airbus to the purchase. The settlement also includes the cancellation of two Airbus A321 deliveries and the deferred delivery to 2010 of three A340-600 aircraft with unilateral cancellation rights in favour of Air Canada. As part of the settlement, AVSA has retained $44 of progress payments representing contractual termination and residual value guarantee fees. A further amount of approximately $47 remains available to be applied against future aircraft orders under certain conditions. AVSA has agreed to waive any claim against Air Canada during the CCAA process.

In December 2003, the Corporation signed a memorandum of understanding with Bombardier and Embraer, respectively, for the purchase of regional jet aircraft. The Bombardier order is comprised of 15 CRJ 200 aircraft and 30 CRJ 705 aircraft. The Embraer order is for 45 ERJ 190 aircraft. The Bombardier CRJ 200 aircraft are scheduled for delivery in 2004 and 2005, the Bombardier CRJ 705 aircraft in 2005 and 2006 and the Embraer ERJ 190 aircraft in 2005 through 2008. These aircraft orders are subject to finalizing the purchase agreements. Confirmation of financing on satisfactory terms to the Corporation has been received from the manufacturers. On February 19, 2004, the Court approved the payment of non-refundable deposits up to an aggregate amount of US$55 pursuant to the Bombardier and Embraer aircraft purchase agreements. The expected aggregate cost of these aircraft approximates US$2 billion. The final purchase agreements are subject to approval by the Court.

As described in note 1 under "General Electric Capital Corporation Leases" as a component of the GECC financing, the Corporation has also committed, conditional on emergence from the protection of CCAA, to purchase, on or before September 30, 2004, two leased B747-400 aircraft for an aggregate amount equal to the sum of US$246; plus imputed interest at a rate of LIBOR plus 4% to the date of purchase; and a breakage amount of approximately US$5.5 per aircraft.

Other purchase commitments in 2004 for property, ground equipment and spare parts, amount to approximately $42.

Beginning January 1, 2004, future minimum lease payments under existing operating leases of aircraft and other property amount to $5,417 (2002 $7,697) using year-end exchange rates.


                                     Operating Leases
                                  --------------------------------------------------------------------
                                             Aircraft  -      Aircraft - Other         Other Property
                                     Renegotiated and In
                                                  Effect

              2004                            $      707            $      185              $      72
              2005                                   650                   136                     58
              2006                                   571                   127                     51
              2007                                   570                   127                     48
              2008                                   435                   123                     47
           Thereafter                              1,023                   378                    109
                                  --------------------------------------------------------------------
                                             $     3,956           $     1,076             $      385
                                  ====================================================================

Renegotiated and in effect balances include amended lease payments on renegotiated leases where all terms and conditions have been met as at March 26, 2004. Other aircraft balances include those leases still under renegotiation and those renegotiated leases, including GECC, where all terms and conditions have not been met, and reflect payments as specified in the original leases. Once all terms and conditions have been met, these rates will be reduced.

Operating lease commitments include currency swaps to convert a significant portion of US dollar lease rentals into Canadian dollar lease rentals for five Canadair Regional Jet operating leases until lease terminations in 2007 and to convert a significant portion of Canadian dollar lease rentals into US dollar lease rentals for three Airbus A330 operating leases until January, 2010. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2003 of $27 in favour of the Corporation (2002 $14 in favour of the third parties) taking into account foreign exchange rates in effect at that time.

The Corporation had entered into certain interest rate swaps with an unrelated creditworthy third party in order to manage the interest rate exposure on the leasing of two Boeing 767-300 aircraft. These interest rate swaps were not in effect on December 31, 2003. The fair value of these interest rate swaps at December 31, 2002 was $24 in favour of the Corporation.

19.  PENSION AND OTHER BENEFIT PLANS

The Corporation and its subsidiaries maintain several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees. The Corporation is the administrator and sponsoring employer of a number of pension plans registered under the Pension Benefits Standard Act, 1985 (Canada). In addition, the Corporation maintains a number of supplementary pension plans, which are not registered. For disclosure purposes, the Corporation is distinguishing the registered plans from the supplemental, non-registered, plans. Information about the Corporation's defined benefit plans, in aggregate, is as follows:

                                     Pension Benefits -    Pension Benefits -      Other Benefits
                                      Registered Plans     Supplemental Plans
                                          2003       2002       2003       2002       2003      2002
Change in benefit obligation

Benefit obligation at beginning of
year                                 $   9,162  $   8,698   $    688   $    563   $    673  $    565
Service cost                               151        160         16         18         71        56
Interest cost                              579        559         45         42         46        39
Plan participants' contributions            97        109          4          6          -         -
Amendments                                   -         59         (9)        71         20         1
Benefits paid                             (444)      (418)       (19)       (17)       (57)      (49)
Actuarial (gain) loss                      524        (31)        75          5        103        61
Impact of curtailment                       67          -          -          -        (14)        -
Foreign exchange                           (63)        26          -          -        (23)        -
                                    -----------------------------------------------------------------
Benefit obligation at end of year       10,073      9,162        800        688        819       673
                                    -----------------------------------------------------------------

Change in plan assets

Fair value of plan assets at
beginning of year                        8,009      8,859         68         49         14        27
Actual return on plan assets             1,228       (572)         5         (5)         1        (1)
Employer contribution                       98         12         35         35         52        37
Plan participants' contributions            97        109          4          6          -         -
Benefits paid                             (444)      (418)       (19)       (17)       (57)      (49)
Foreign exchange                           (59)        19          -          -          -         -
                                    -----------------------------------------------------------------
Fair value of plan assets at end
of year                                  8,929      8,009         93         68         10        14
                                    -----------------------------------------------------------------

Funded status                           (1,144)    (1,153)      (707)      (620)      (809)     (659)
Unrecognized net actuarial (gain)
loss                                       977      1,063        190        123        193       131
Unrecognized prior service cost            538        673        134        165         35        23
Unrecognized net transition
obligation                                  (7)       (28)         -          -          -         -
                                    -----------------------------------------------------------------
Prepaid (accrued) benefit cost        $    364   $    555  $    (383)  $   (332)  $   (581)  $  (505)
                                    =================================================================

Weighted average assumptions as of December 31

Discount rate                            6.00%      6.50%      6.00%      6.50%      6.00%     6.50%
Expected return on plan assets           7.50%      8.00%      7.50%      8.00%      8.00%     8.00%
Rate of compensation increase            4.00%      4.25%      4.00%      4.25%

In 2002, the Board of Directors approved a letter of credit facility which was put in place to partially secure the Supplemental Executive Retirement Plan ("SERP") in the approximate amount of $10. A trustee was established for the purpose of administering this security on behalf of the beneficiaries. In 2003, the letter of credit was to expire and therefore a drawdown was initiated as the Corporation determined that it would not be renewed and the funds were then placed in trust, separate from all other assets, in order to maintain the amount of security as originally approved by the Corporation's Board of Directors.

None of the Corporation's plans are fully funded.


The Corporation's net defined benefit pension plan expense is as follows:

                                                     Pension Benefits - Registered Plans  Pension Benefits - Supplemental Plans
                                                            2003        2002         2001         2003         2002         2001
Net benefit plan expense

Current service cost                                      $  151      $  160       $  152       $   16       $   18       $   11
Interest cost                                                579         559          539           45           42           33
Expected return on plan assets                              (638)       (684)        (660)          (2)          (2)          (1)
Amortization of prior service cost                            82          86           82           14           16           12
Amortization of net transition obligation                    (21)        (21)         (21)           -            -            -
Amortization of experience (gains) losses                      5           1           (4)           6            5            3
Negative balances due to limit                                10          10           24            -            -            -
Special termination benefits                                   -           -            8            -            -            -
Impact of curtailment/settlement (a)                         120           -            1            8            -            -
Decrease in valuation allowance                                -           -          (23)           -            -            -
                                                    -----------------------------------------------------------------------------
                                                          $  288      $  111       $   98       $   87       $   79       $   58
                                                    =============================================================================

The expense for the Corporation's defined contribution plan is $5 (2002 $7, 2001 $6).

a) A non-cash pension curtailment charge of $128 has been recorded in 2003, as a reorganization and restructuring item, as a result of the Corporation's review of the impact of the reduction in the level of employees on the EARSL of the employees as part of the CCAA restructuring program on its pension liability and expense.


Sensitivity analysis on the Corporation's 2003 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

Impact on 2003 Pension Expense                                    .25 Percentage     .25 Percentage
                                                                  Point Increase     Point Decrease
------------------------------------------------------------------------------------------------------

Discount rate on obligation assumption                                ($13)                       $16

Long term rate of return on plan assets assumption                    ($19)                       $20



The Corporation's other benefit plan expense is as follows:


                                                                        Other Benefits
                                                              2003            2002           2001
Net benefit plan expense
Current service cost                                       $    71         $    56        $    50
Interest cost                                                   46              40             35
Expected return on plan assets                                   -             (2)            (2)
Amortization of prior service cost                               6               6              5
Amortization of experience (gains) losses                        8               3              -
                                                    ----------------------------------------------
                                                           $   131         $   103        $    88
                                                    ==============================================


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10% annual rate of increase in the per capital cost of covered health care benefits was assumed for 2003 (2002 10.75%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $2 and the obligation by $26. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 and the obligation by $31.

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Under its risk management policy, the Corporation may manage its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. Senior management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

As a result of the filings as described in note 1, the majority of the outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. The effect in 2003 of the termination of these derivative contacts and the discontinuance of hedge accounting is described in note 7.

INTEREST RATE RISK MANAGEMENT

The Corporation had previously entered into interest rate swap agreements in order to manage the interest rate exposure associated with certain long-term debt obligations. The aggregate fair value of these agreements as at December 31, 2002 was $9 in favour of unrelated creditworthy third parties, taking into account interest rates in effect at the time of the valuation. In 2003, as a result of the filings described in note 1, these agreements were terminated by the third parties.

The Corporation had also previously entered into various forward interest rate agreements, with maturities of less than one year, to manage the risks associated with interest rate movement on US and Canadian floating rate debt. The aggregate fair value of these agreements as at December 31, 2002 was less than $1 in favour of unrelated creditworthy third parties. In 2003, as a result of the filings described in note 1, these agreements were terminated by the third parties.

The Corporation had entered into certain interest rate swaps with an unrelated creditworthy third party in order to manage the interest rate exposure on the leasing of two Boeing 767-300 aircraft. These interest rate swaps were not in effect on December 31, 2003. The fair value of these interest rate swaps at December 31, 2002 was $24 in favour of the Corporation.

FOREIGN EXCHANGE RISK MANAGEMENT

The Corporation had previously entered into certain foreign exchange contracts, with maturities of less than one year, to manage the risks associated with foreign currency exchange rates. As at December 31, 2002 the aggregate face amount of such contracts was approximately $315. The related fair market value of these contracts at December 31, 2002 was $23 in favour of the Corporation. In 2003, as a result of the filings described in note 1, these agreements were terminated by the third parties.

In 2002 the Corporation designated future foreign currency surplus cash flows in Euro, Swiss francs and Japanese yen as an accounting hedge against foreign exchange fluctuations of subordinated perpetual debt. As described in note 7, these hedging relationships were terminated during 2003.

The Corporation had also entered into cross currency swap agreements. The fair value of these agreements at December 31, 2002 was $101 in favour of the Corporation and nil in favour of unrelated creditworthy third parties. In 2003, as a result of the filings described in note 1, these agreements were terminated by the third parties with the exception of operating lease commitments which include currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases until January, 2010. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2003 of $27 in favour of the Corporation (2002 $14 in favour of unrelated creditworthy third parties ), taking into account foreign exchange rates in effect at that time.

FUEL PRICE RISK MANAGEMENT

The Corporation previously entered into contracts with certain financial intermediaries, not exceeding two years, to manage its exposure to jet fuel price volatility. Gains and losses resulting from fuel hedging transactions were recognized as a component of fuel expense. As at December 31, 2002 the fair value of fuel contracts was $23 in favour of the Corporation. In 2003 these agreements were terminated by the third parties.

CONCENTRATION OF CREDIT RISK

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

STATEMENT OF FINANCIAL POSITION FINANCIAL INSTRUMENTS - FAIR VALUES

The carrying amounts reported in the consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The fair value of long-term debt, including the current portion, and subordinated perpetual debt is not reasonably determinable given the current status of the Corporation while under creditor protection.

21.  CONTINGENCIES, GUARANTEES AND INDEMNITIES

CONTINGENCIES

Various lawsuits and claims, other than matters arising out of the filings as described in note 1 and the claims process as described in note 10, are pending by and against the Corporation and provisions have been recorded where appropriate under liabilities subject to compromise. It is the opinion of management supported by counsel that final determination of these claims will not have a material adverse effect on the financial position or the results of the Corporation. In addition, as a result of the filings as described in note 1, proceedings related to matters arising prior to April 1, 2003 are stayed and suspended and are subject to compromise under the CCAA process.

GUARANTEES AND INDEMNITIES

Effective January 1, 2003, the Corporation adopted AcG 14 which requires a guarantor to disclose information about certain types of guarantees it has provided. A guarantee is an agreement or contract that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying variable such as interest rates or foreign exchange that is related to an asset, a liability or equity security of the guaranteed party, (ii) failure of another entity to perform under an obligating agreement, (iii) failure of another entity to pay its indebtedness when due.

RESIDUAL VALUE GUARANTEES IN AIRCRAFT LEASING AGREEMENTS

Under certain aircraft lease agreements, the Corporation may be required to provide residual value support not exceeding $856. This amount is based on lease agreements, including those lease agreements entered into subsequent to December 31, 2003, that are not conditional on emergence from CCAA and where relevant conditions precedent in the memoranda of understanding have been met. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable.

Provisions for residual value support in the amount of $226 (2002 $56) are based upon independent appraisals as at December 31, 2003 taking into account expected values on lease expiry. The increase in the residual value support provision from December 31, 2002 is due mainly to certain B747-400 aircraft leased from GECC (note 7e).

INDEMNIFICATION AGREEMENTS

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing transactions, including those structured as leveraged leases, the Corporation typically indemnifies the lessor with respect to adverse changes in the applicable tax laws.

The Corporation has indemnification agreements with its directors and officers. These agreements indemnify these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above.

22.  SEGMENT INFORMATION

                                                                      Year Ended December 31
                                                                 2003          2002          2001
                                                             ------------------------------------------
Transportation revenue
Passenger
      Canada
        Mainline                                                   $ 2,325       $ 2,845       $ 2,737
        Regional                                                       594           690           845
                                                             ------------------------------------------
                                                                     2,919         3,535         3,582
      US Transborder
        Mainline                                                     1,396         1,775         1,931
        Regional                                                       182           170           187
                                                             ------------------------------------------

                                                                     1,578         1,945         2,118
      Atlantic - Mainline                                            1,472         1,556         1,398
      Pacific - Mainline                                               502           802           723
      Other International - Mainline                                   387           352           302
                                                             ------------------------------------------

Passenger revenue                                                    6,858         8,190         8,123
Cargo revenue                                                          519           585           578
                                                             ------------------------------------------
Total transportation revenue                                         7,377         8,775         8,701
                                                             ------------------------------------------

Non-transportation revenue
      Aeroplan                                                         307           309           230
      Technical Services                                               169           239           224
      Other                                                            515           503           456
                                                             ------------------------------------------
Total non-transportation revenue                                       991         1,051           910
                                                             ------------------------------------------

Total operating revenue                                            $ 8,368       $ 9,826       $ 9,611
                                                             ==========================================


For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

PROPERTY AND EQUIPMENT

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

23. SUBSEQUENT EVENTS

On April 2, 2004, Trinity announced that it will not seek an extension after April 30 of its investment agreement with Air Canada. Further, and effective immediately, it has released Air Canada from its exclusivity obligations to Trinity, enabling Air Canada to open discussions with other prospective investors. Trinity's announcement does not detract from Air Canada's ability to continue its current operations while identifying alternative equity arrangements.

Trinity's announcement states that the decisions it has taken do not preclude its participation in Air Canada if circumstances change sufficiently to meet the concerns identified by Trinity in its announcement. These concerns include important aspects of the arrangements with Air Canada's labour unions.

                                                                Document No. 3

[PricewaterhouseCoopers GRAPHIC OMITTED]


                                             PricewaterhouseCoopers LLP
                                             1250 Rene-Levesque Boulevard West
                                             Suite 2800
                                             Montreal, Quebec
                                             Canada H3B 2G4
                                             Telephone +1 (514) 205 5000
                                             Facsimile +1 (514) 205 5675

April 2, 2004, except for note 7 to the Schedule of Differences Between Generally Accepted Accounting
Principles in Canada and the United States (U.S. GAAP
Schedule) which is as of April 7, 2004



Report of Independent Auditors on the U.S. GAAP Schedule



To the Board of Directors of Air Canada:

Our audit of the consolidated financial statements referred to in our report to the shareholders dated April 2, 2004 included in Document No. 2 of this Form 40-F also included an audit of the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule) presented in Document No. 3 of this Form 40-F. In our opinion, this U.S. GAAP Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoppers LLP

Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

[PricewaterhouseCoopers GRAPHIC OMITTED]


                                               PricewaterhouseCoopers LLP
                                               1250 Rene-Levesque Boulevard West
                                               Suite 2800
                                               Montreal, Quebec
                                               Canada H3B 2G4
                                               Telephone +1 (514) 205 5000
                                               Facsimile +1 (514) 205 5675



April 2, 2004


Comments by Auditor on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the 2003 annual consolidated financial statements.

Also, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when a company has entered into a material transaction such as the filing for creditor protection under the Companies' Creditors Arrangement Act in Canada and filing a concurrent petition under Section 304 of the U.S. Bankruptcy Code as described in Note 1 to the 2003 annual consolidated financial statements.

Also, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes in accounting policy described in Note 2 to the 2003 annual consolidated financial statements and the restatement as reported in the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule), that have a material effect on the comparability of the company's financial statements. Our report to the shareholders dated April 2, 2004 and our report to the Board of Directors of Air Canada on the U.S. GAAP Schedule dated April 2, 2004, except for note 7 to the U.S. GAAP Schedule which is as of April 7, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference in the auditors' reports to such changes when the change is properly accounted for and disclosed in the financial statements or related schedules.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

AIR CANADA

SCHEDULE OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES FOR THE YEARS ENDED DECEMBER 31, 2003 TO 2001 (CANADIAN DOLLARS - MILLIONS EXCEPT PER SHARE DATA)

The 2003 annual consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian
GAAP) which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principle differences affecting net income, the statement of financial position and shareholders' equity as well as additional disclosures required by US GAAP. During the year, as further described below in note 7, US GAAP information as at and for the years ended December 31, 2002 and 2001 has been restated.



Consolidated Statement of Operations and Comprehensive Loss                           2003         2002         2001

Loss for the year in accordance with Canadian GAAP                               $ (1,867)     $  (828)     $(1,315)
                                                                                -------------------------------------
Convertible debentures (1)                                                              19            2            2
Goodwill amortization (2)                                                                -            -            8
Employee severance costs (2)                                                             -          (54)         (73)
Aircraft introduction costs (3)                                                          9            2          (17)
Derivative instruments and revenue hedging (5)                                          46           32          (59)
Aircraft lease adjustment (6)                                                           70            9          (13)
Residual value guarantee adjustment (7)                                                 66          (73)         (50)
Pension valuation allowance (9)                                                         (1)           7            2
Pre-operating costs (10)                                                                 5          (11)           -
                                                                                 -------------------------------------
Current year income adjustments before the following                                   214          (86)        (200)
Income tax provision (8)                                                                 -            -          (97)
                                                                                -------------------------------------
Current year income adjustments                                                        214          (86)        (297)
                                                                                -------------------------------------
Loss for the year in accordance with US GAAP                                        (1,653)        (914)      (1,612)
Minimum pension liability adjustment (2001 net of tax of $13) (9)                     (284)        (155)         (21)
Unrealized gain on available-for-sale secrities (2001 - net of nil) (4)                  -            -            4
Cumulative adjustment on disposition of available-for-sale securities
  (2001 - net of tax of $5) (4)                                                          -            -          (14)
Cumulative adjustment related to derivative instruments adjustment
 (2001 - net of tax of $7) (5)                                                          12            -          (10)
                                                                                -------------------------------------
Comprehensive loss for the year in accordance with US GAAP                       $  (1,925)    $ (1,069)    $ (1,653
                                                                                =====================================
Loss per share - basic and diluted: US GAAP (13)                                 $  (13.75)    $  (7.60     $ (13.41)
                                                                                -------------------------------------

Consolidated Statement of Financial Position                               2003               2002
Property and equipment
Balance under Canadian GAAP                                           $   1,771          $   2,288
Aircraft lease adjustment (6)                                               358                378
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,129          $   2,666
                                                             ======================================
Deferred charges
Balance under Canadian GAAP                                           $   2,332          $   1,781
Aircraft lease adjustment (6)                                              (136)              (167)
Adjustment for derivative instruments (5)                                   (13)                32
Adjustment for revenue hedging (5)                                            -               (151)
Aircraft introduction costs (3)                                             (12)               (21)
Pre-operating costs (10)                                                     (6)               (11)
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,165          $   1,463
                                                             ======================================
Goodwill
Balance under Canadian GAAP                                           $     510          $     510
CAIL pension adjustment (9)                                                 (75)               (75)
Employee severance costs (2)                                               (100)              (100)
Amortization adjustment (2)                                                   9                  9
CAIL equity accounting adjustment (2)                                      (124)              (124)
                                                             --------------------------------------
Balance under US GAAP                                                 $     220          $     220
                                                             ======================================
Other assets
Balance under Canadian GAAP                                           $     586          $   1,071
Adjustment for derivative instruments (5)                                    27                145
Adjustment for pension costs  (9)                                           446                780
CAIL pension adjustment (9)                                                 144                156
                                                             --------------------------------------
Balance under US GAAP                                                 $   1,203          $   2,152
                                                             ======================================
Accounts payable and accrued liabilities
Balance under Canadian GAAP                                           $   1,700          $   1,713
Adjustment for derivative instruments (5)                                     -                 10
                                                             --------------------------------------
Balance under US GAAP                                                 $   1,700          $   1,723
                                                             ======================================
Long-term and subordinated perpetual debt
Balance under Canadian GAAP                                           $     332          $   4,314
Aircraft lease adjustment (6)                                               241                300
Adjustment for derivative instruments (5)                                     -                 31
Reclassification of convertible debentures (1)                                -                 19
                                                             --------------------------------------
Balance under US GAAP                                                 $     573          $   4,664
                                                             ======================================
Other long-term liabilities
Balance under Canadian GAAP                                           $   1,643          $   1,405
Adjustment for derivative instruments (5)                                     -                 40
Adjustment for pension costs  (9)                                           930                980
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,573          $   2,425
                                                             ======================================

                                                                             2003              2002
Deferred credits
Balance under Canadian GAAP                                             $   1,364         $   1,361
Adjustment for residual value guarantees (7)                                  156               222
                                                               -------------------------------------
Balance under US GAAP                                                   $   1,520         $   1,583
                                                               =====================================

Temporary equity                                                             2003              2002               2001
Balance under Canadian GAAP                                             $       -         $       -           $      -
Reclassification of preferred shares (14 (d))                                 125               125                125
                                                               --------------------------------------------------------
Balance under US GAAP                                                   $     125         $     125           $    125
                                                               ========================================================

Shareholders' equity                                                         2003              2002               2001

Balance under Canadian GAAP                                             $  (4,155)        $  (2,288)          $ (1,460)
Reclassification of convertible debentures (1)                                (25)              (25)               (25)
Reclassification of preferred shares (14 (d))                                (125)             (125)              (125)
Current year income adjustments                                               214               (86)              (297)
Current year adjustments for comprehensive income
     Available-for-sale securities (4)                                          -                 -                (10)
     Derivative instruments adjustment (5)                                     12                 -                (10)
     Pension costs (9)                                                       (284)             (155)               (21)
Cumulative prior year adjustments for:
     Convertible securities (1)                                                 6                 4                  2
     CAIL equity accounting adjustment  (2)                                  (124)             (124)              (124)
     Goodwill amortization adjustment (2)                                       9                 9                  1
     Aircraft introductory costs (3)                                          (21)              (23)                (6)
     Derivatives (5)                                                          (27)              (59)                 -
     Aircraft lease adjustment (6)                                            (89)              (98)               (85)
     Residual value guarantees (7)                                           (222)             (149)               (99)
     Future income tax (8)                                                    108               108                205
     Pension valuation allowance (9)                                           15                 8                  6
     Employee severance costs (2)                                            (173)             (119)               (46)
     Pre-operating costs (10)                                                 (11)                -                  -
Comprehensive income
             - pension costs (9)                                             (187)              (32)               (11)
             - derivatives instruments adjustment (5)                         (10)              (10)                 -
             - available-for-sale securities (4)                                -                 -                 10
                                                               --------------------------------------------------------
Balance under US GAAP                                                   $  (5,089)        $  (3,164)          $ (2,095)
                                                               ========================================================

1.       CONVERTIBLE SECURITIES

Under Canadian GAAP, proceeds from the issue of convertible securities are split between long-term debt and shareholders' equity, resulting in a debt discount that is amortized to expense over the term of the debt. Under US GAAP, convertible securities are treated as long-term debt in their entirety.

As described in note 11 to the 2003 annual consolidated financial statements, the Corporation recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. This charged is reversed under US GAAP as the convertible securities are treated as long-term debt in their entirety.

2.       GOODWILL AMORTIZATION AND EMPLOYEE SEVERANCE COSTS

Under Canadian GAAP in effect on the purchase date, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. In the current year, there is no GAAP difference as goodwill is no longer amortized for both Canadian and US GAAP.

Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill and related amortization expense reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

3.       AIRCRAFT INTRODUCTION COSTS

Under Canadian GAAP, aircraft introduction costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

4.       AVAILABLE-FOR-SALE SECURITIES

Under Canadian GAAP, portfolio investments are accounted for using the cost method and gains or losses are recognized in the period in which the investment is sold. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses included in comprehensive income and as a separate component of shareholders' equity. Realized gains or losses are recognized in the period in which the investment is sold.

5.       DERIVATIVE FINANCIAL INSTRUMENTS

Under Canadian GAAP, the nature and fair value of derivative instruments are disclosed. The Corporation also applies hedge accounting to derivative financial instruments and anticipated transactions identified as hedging items as explained in note 2 to the 2003 annual consolidated financial statements.

Effective in 2001 under US GAAP, all derivatives are recorded on the balance sheet at fair value. Opening adjustments are recorded as a cumulative adjustment to income for fair value hedges and as a cumulative adjustment to other comprehensive income for cash flow hedges. As opening January 1, 2001 cash flow hedges are settled, the amount recorded in other comprehensive income is allocated to income. Going forward, the Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

As described in note 2 to the 2003 annual consolidated financial statements, under Canadian GAAP, the Corporation may designate a hedging relationship, using certain anticipated transactions as the hedging item. Under US GAAP, only derivatives can be designated as hedges.

In 2003, as a result of the filings described in note 1 to the 2003 annual consolidated financial statements, all agreements were terminated by the third parties with the exception of operating lease commitments which include currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases until January, 2010.

6.       LEASE ACCOUNTING

Under Canadian GAAP, certain of the Corporation's aircraft leases are accounted for as operating leases. Under US GAAP, these aircraft would be accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Corporation's financial statements.

7.       RESIDUAL VALUE GUARANTEES UNDER OPERATING LEASED AIRCRAFT

During the preparation of the US GAAP reconciliation for the year ended December 31, 2003, the Corporation identified certain adjustments relating to the US GAAP information for prior years. As a result, the US GAAP information as at and for the years ended December 31, 2002 and 2001 has been restated. The impact as at January 1, 2001 is a charge to the deficit of $59, net of a tax asset of $40. The impact on loss for the years ended December 31, 2002 and 2001 is a charge of $73 or $0.61 per share, basic and diluted, and $90 or $0.75 per share, basic and diluted, respectively. The adjustments revise the amortization of deferred gains recognized by the Corporation related to the sale-leasebacks of aircraft to defer, until the end of the lease term, any amounts equal to the gross residual value guarantee provided by the Corporation on such leases and accrues for the expected deficiency of residual value guarantees on aircraft leases over the remaining lease term. Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999 whereas for US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, similar accruals would be required for leases entered into after September 1996.

8.       INCOME TAXES

The 2001 income tax provision adjustment includes the income tax effect of the US GAAP adjustments. It also reflects that under Canadian GAAP, the liability method of accounting for income taxes requires that accumulated tax balances be adjusted to reflect substantively enacted changes in future tax rates and regulations. Under US GAAP, tax balances are calculated using currently enacted tax rates and regulations. Consistent with the accounting policy under Canadian GAAP, a valuation allowance has been recorded under US GAAP (note 17 to the 2003 annual consolidated financial statements).

9.       EMPLOYEE FUTURE BENEFITS

Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded including the recognition of an intangible asset related to prior period services; however, a pension valuation allowance is not permitted.

10.      PRE-OPERATING COSTS

Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

11.      COMPREHENSIVE INCOME

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative comprehensive income (loss) as at December 31, 2003 was $(489) (2002 $(217), 2001 $(62)). The concept of comprehensive income does not exist under Canadian GAAP.

12.      PROVISION FOR LOSS ON AIRCRAFT AND INVENTORY

Under Canadian GAAP, provision for loss on aircraft and inventory are permitted to be classified as non-operating. Under US GAAP, provision for loss on aircraft and inventory are classified as operating. Accordingly, under US GAAP, the operating loss would be increased by $165 (2002-$32, 2001-$176).

Under Canadian GAAP, an impairment loss is recorded at the amount by which the carrying amount exceeds net recoverable amount. In US GAAP, the impairment loss for assets that do not meet the held for sale criteria are recorded at the amount by which the carrying amount exceeds fair value. The aircraft, as described in note 3 to the 2003 annual consolidated financial statements, which are removed from active service, do not meet the held for sale criteria as, under current market conditions, sale within one year is uncertain. For these assets for which impairment losses were recorded in 2003, there is no significant difference between fair value and net recoverable amount.

13.      EARNINGS PER SHARE



                                                          2003        2002        2001
------------------------------------------------------------------------------------------

Loss per common share before cumulative
accounting change                                      $ (13.75)    $ (7.60)   $ (13.03)

Impact of derivative instruments adjustment                  -           -     $  (0.38)
                                                     -------------------------------------
Loss per share - basic and diluted: US GAAP            $ (13.75)    $ (7.60)   $ (13.41)
                                                     =====================================



14.      SUPPLEMENTARY INFORMATION UNDER US GAAP

A)       GOODWILL AND OTHER INTANGIBLES, NET

Goodwill represents the excess of the costs of acquired businesses over the net amounts assigned to the assets acquired and liabilities assumed.

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), under which goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but instead are assessed for impairment at least annually and also between annual tests when a significant triggering event occurs. As required by SFAS 142, goodwill was tested for impairment and it was determined that no impairment had occurred. Any impairment of goodwill would be recognized as an expense in the period of impairment.

Indefinite life route rights and slot purchase costs are also subject to annual impairment tests under SFAS 142. The fair value of indefinite life route rights and slot purchase costs, and any impairment of that value, was assessed by reference to fair value and it was determined that no impairment had occurred. Any impairment would be recognized as an expense in the period of impairment.

The following is what the reported loss would be for the year ended December 31, 2001, after removing goodwill and indefinite life intangible amortization expense:

                                                                    2001
                                                              ---------------

Reported loss                                                    $   (1,612)
Add back:
     Goodwill amortization                                                9
     Amortization of route rights and slot purchase costs                 5
                                                              ---------------
Adjusted loss for the year                                       $   (1,598)
                                                              ===============


Reported basic and diluted loss per share                        $   (13.41)
Add back:
     Goodwill amortization                                             0.07
     Amortization of route rights and slot purchase costs              0.04
                                                              ---------------
Adjusted basic and diluted loss per share                        $   (13.30)
                                                              ===============



B)       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 are as follows:


                                                         2003            2002
                                                  ------------    ------------

Trade payables                                          $ 302           $ 514
Accrued liabilities                                       306             422
Aircraft lease payment moratorium                         520               -
Payroll related liabilities                               340             410
Loyalty program current portion                           207             287
Other                                                      25              80
                                                  ----------------------------
                                                      $ 1,700         $ 1,713
                                                  ============================

C)       PENSION PLANS

The accrued benefit obligation for the defined benefit pension plans as at December 31, 2003 is $9,867 (2002 - $8,927).

Additional disclosures with respect to pension plans:

ASSET ALLOCATION

The actual and target allocations of the pension assets are as follows:


                       January 1, 2003      December 31, 2003       Target Allocation

Equity                       60.4%                  64.8%                   65.0%
Real estate                   0.7%                   0.3%                    0.0%
Bonds and mortgages          35.9%                  32.9%                   35.0%
Short-term and other          3.0%                   2.0%                    0.0%
                       -----------------------------------------------------------
Total                       100.0%                 100.0%                  100.0%
                       ===========================================================


EXPECTED RETURN ON ASSETS ASSUMPTION

The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

INVESTMENT POLICY

For the Canadian Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Investment Policy Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

         o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

         o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Universe Bond Index and 50% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

BEST ESTIMATE OF EMPLOYER CONTRIBUTIONS

Based upon an agreement, subject to approval of OSFI, between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Canadian registered plans the estimated 2004 contributions are as follows:

 -------------------------------------------------------------------------------
                                                             2004 contributions
 -------------------------------------------------------------------------------
 Current service cost for registered pension plans                  $112
 Past service cost for registered pension plans                      $83
 Other pension arrangements                                          $49
 -------------------------------------------------------------------------------
 Total                                                              $244
 -------------------------------------------------------------------------------


D)       SHAREHOLDERS' EQUITY

Included in share capital (note 15 to the 2003 annual consolidated financial statements) are Class A Convertible Participating Non-Voting Preferred Shares, Series 1, which carry with them conditions for redemption which are not solely within the control of the Corporation. Under US GAAP, these preferred shares would be classified in the consolidated statement of financial position between long-term debt and shareholders' equity.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Standards No. 123 (SFAS 123) which also requires that the information be determined as if the Corporation has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. Effective January 1, 2002, the Corporation elected the fair value method of accounting for its stock option plan as provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and is accounting for this change in accounting principle using the prospective method as outlined in Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). Had compensation costs for stock option awards been determined based on the fair value at the grant dates consistent with SFAS 123, the Corporation's net income and earnings per share for the year ended December 31, 2001 would have instead been reported as the pro forma amounts indicated below:

                                                                      2001
                                                                 ---------------

Net loss                                     As reported            $  1,612
                                             Pro forma              $  1,609
Loss per share - basic and diluted           As reported            $  13.41
                                             Pro forma              $  13.39

The weighted average grant date fair value of options issued in 2001 has been estimated at $1.50 using the Black-Scholes option-pricing model. The fair value assumes volatility rates ranging from 20% to 40%, depending upon the date of the grant, and a risk free interest rate of 5.36%.

E)       CONSOLIDATED STATEMENT OF OPERATIONS

The components of depreciation, amortization and obsolescence for the year ended December 31 are as follows:

                                                2003         2002          2001
                                             --------    ---------    ---------

Depreciation of tangible assets                $ 286        $ 299         $ 350
Amortization of intangible assets                  -            -            22
Amortization of capitalized software costs        63           56            54
Obsolescence provision on spare parts
  materials and supplies                          17           17            15
                                             ----------------------------------
                                               $ 366        $ 372         $ 441
                                             ==================================


The components of other operating expenses for the year ended December 31 are as follows:


                                           2003           2002           2001
                                      ----------     ----------     ----------
Terminal handling and services            $ 196          $ 223          $ 233
Building rent and maintenance               130            147            166
Flight and cabin crew expense               130            149            167
Credit card fees                            124            138            129
Miscellaneous fees and services              84            114            118
Advertising and promotion (a)                73             95             86
Customer maintenance and materials           66             94             87
Other                                       673            687            644
                                      ----------------------------------------
                                        $ 1,476        $ 1,647        $ 1,630
                                      ========================================



              a) Advertising and promotion costs are expensed when incurred.

Rent expense, including aircraft rent, building and other equipment rentals, amounts to $1,086 in 2003 (2002 $1,345; 2001 $1,190). Residual value guarantees and aircraft rent expense included in reorganization and restructuring items, as described in note 7 to the 2003 annual consolidated financial statements, amounts to $254. Under US GAAP, this amount would be reported as a component of aircraft rent in operating expenses.

F)       CAPITAL LEASE COMMITMENTS

As at December 31, 2003, obligations under capital leases for future minimum lease payments are as follows:

     2004                                                          $    78
     2005                                                               34
     2006                                                               54
     2007                                                               31
     2008                                                               29
     Thereafter                                                        185
                                                            --------------
          Total minimum lease payments                                 411
          Less amount representing interest                           (174)
                                                           ----------------
          Total obligations under capital lease                    $   237
                                                           ================


G)       VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2003, 2002 and 2001
(Millions)
                                                                           Additions
                                                      Balance at          charged to
                                                    beginning of          costs and     Deductions/   Balance at
                     Classification                     year               expenses     Other         end of year
-----------------------------------------------------------------------------------------------------------------
Allowance for obsolescence of inventories
2001                                                  $  101             $   15          $   5         $  121
2002                                                     121                 17             (3)           135
2003                                                     135                 17             (1)           151

Allowance for uncollectible accounts
2001                                                      18                  2             (8)            12
2002                                                      12                  9             (9)            12
2003                                                      12                 20            (16)            16

Future income tax valuation allowance
2001                                                      21                570              -            591
2002                                                     591                453              -          1,044
2003                                                $  1,044             $  611          $   -       $  1,655

H)       CONTINUITY SCHEDULE OF LABOUR RELATED RESTRUCTURING PROVISIONS

Included in note 1 to the 2003 annual consolidated financial statements, under "Labour Related Restructuring Items", is a continuity schedule of labour related restructuring provisions recorded since the filing. Under Canadian GAAP this disclosure requirement under EIC 134 is effective for restructuring activities initiated after March 31, 2003. Under US GAAP, previously recorded restructuring provisions are also disclosed. The following table outlines all of the Corporation's labour related restructuring provisions:


                                    Additions
                    Balance at      charged to
                   beginning of     costs and     Deductions      Balance at
                       year         expenses       /Other         end of year
               -----------------------------------------------------------------

2001                 $   172         $    23       $  (120)        $    75
2002                      75               5           (43)             37
2003                 $    37         $   124       $   (40)        $   121



I)       NEW ADOPTED ACCOUNTING POLICIES

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." An entity is subject to FIN 46 and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after June 15, 2003. In December 2003, FASB issued Interpretation No. 46R ("FIN 46R") "Consolidation of Variable Interest Entities" (revised December 2003), which further clarified the provisions of FIN 46 and delayed the effective date for applying the provisions of FIN 46 until the first interim or annual period ending after March 15, 2004 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003. As the Corporation has entered into financing transactions with arms length variable interest entities with respect to a total of 62 aircraft, it continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under US GAAP.

Effective January 1, 2003, the Corporation adopted SFAS 146 ("SFAS 146"), "Accounting for Costs Associated with Disposal or Exit Activities", which requires liabilities for costs associated with exit or disposal activities to be recognized when the liabilities are incurred rather than when the Corporation commits to an exit plan. The timing of the recognition of reorganization and restructuring items is consistent with SFAS 146.

The Corporation also adopted FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation applies to guarantees issued or modified after December 31, 2002 and has had no impact on the consolidated results of operations or consolidated statement of financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 was effective at the beginning of the third quarter of 2003. Included in share capital (note 15 to the 2003 annual consolidated financial statements) are Class A Convertible Participating Non-Voting Preferred Shares, Series 1, which carry with them conditions for redemption which are not solely within the control of the Corporation. Under US GAAP, these preferred shares would be classified in the consolidated statement of financial position between long-term debt and shareholders' equity.

15.      EVENTS (UNAUDITED) SUBSEQUENT TO APRIL 7, 2004

A)       LEASE RESTRUCTURING

Of the aircraft leases renegotiated during the period subsequent to December 31, 2003, 38 aircraft relate to Export Credit Agencies ("ECA") aircraft leases involving a syndicate of lenders supported by the ECA of the United Kingdom, France and Germany. There are no outstanding material conditions in regards to these renegotiated leases and payments to all these lessors have resumed in accordance with the renegotiated terms, with the exception of three aircraft. As a result of the accounting tests required on lease modification, 35 ECA aircraft have been reclassified to capital leases from operating leases. Accordingly, capital lease obligations and related assets amounting to $1,630 have been recorded.

B)       EXIT FINANCING AND SHARE PURCHASE WARRANTS

On April 29, 2004, the Corporation and General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. ("GECAS") and GECAS managed entities (collectively, "GECC"), reached an agreement on the terms of an extension of the GECC agreements from April 30, 2004 to September 30, 2004, subject to the following conditions:

         o Court approval of the amended standby purchase agreement (see below under "Rights Offering - Amended Agreement") by May 7, 2004;

         o Resolution of the major conditions of the amended standby purchase agreement by May 15, 2004 (see below under Pension Plans and Labour);

         o  The filing of the Plan with the Court by June 30, 2004;

         o  Creditor approval of the Plan by August 15, 2004;

         o  Emergence from CCAA proceedings on or before September 30, 2004.

The extension agreement provides that GECC will have the right to terminate the GECC agreements prior to September 30, 2004, in the event that the Corporation does not meet any one of the conditions outlined above.

C)       EQUITY SOLICITATION

On April 2, 2004, Trinity announced that it would not seek an extension of its investment agreement with Air Canada and, as a result, on May 1, 2004, the agreement was terminated.

On April 26, in conjunction with an announcement concerning an amended agreement with Deutsche Bank (see below under "Rights Offering - Amended Agreement") the Corporation announced that it will pursue a new equity solicitation process, however, as a result of the funding contemplated under the amended agreement with Deutsche Bank , the Corporation will be seeking only

$250 instead of the $650 provided for in the original Trinity agreement. The Corporation will use the proceeds, if any, from the equity solicitation process to retire the GECC convertible note (refer to discussion in note 1 to the 2003 annual consolidated financial statements under "General Electric Capital Corporation Leases") and the GECC warrants (refer to discussion in note 1 to the 2003 annual consolidated financial statements under "GECC Exit Financing and Share Purchase Warrants") on terms reasonably acceptable to Deutsche Bank but, in any event, no less advantageous to the Corporation than those previously agreed between GECC and Trinity as described in note 1 to the 2003 annual consolidated financial statements. On May 4, 2004, the Court approved the new equity solicitation process.

D)       RIGHTS OFFERING - AMENDED AGREEMENT

On May 5, 2004, the Court announced its approval of an agreement between the Corporation and Deutsche Bank to amend the original standby purchase agreement ("SPA"), to increase the rights offering available to creditors from $450 to $850. Deutsche Bank, as standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. Successful completion of the proposed equity investment will no longer be a condition precedent to the Corporation's successful emergence from CCAA. The amended agreement contains conditions, including those related to labour and pensions, which must be satisfied by May 15, 2004 (see below under Pension Plans and Labour). The labour condition requires that the Corporation obtain $200 in annual cost reductions to realize the labour cost savings agreed to by the various labour groups in 2003. In addition, the amended agreement requires that the labour groups provide assurances that all material disputes or claims will be compromised or waived upon emergence. The pension condition requires the Corporation to reach satisfactory arrangements with the Office of the Superintendent of Financial Institutions ("OSFI") to implement the February 18, 2004 agreement between the Corporation and its pension beneficiaries regarding funding over 10 years of the solvency deficit in the registered pension plans. The amendments do not require pension design changes as had previously been required by Trinity. In addition, the amended agreement requires satisfactory assurances from the Government of Canada that, upon emergence, the Corporation will be able to compete on a level playing field with all air carriers operating scheduled service in Canada in regards to the regulatory environment. The amended agreement requires the Corporation to emerge from CCAA protection no later than September 30, 2004.

Following approval by the Court, an arrangement fee of $12.75, is payable to Deutsche Bank upon closing of the amended agreement. A payment of $2 as partial reimbursement of costs and expenses previously incurred in connection with the original SPA is due following Court approval of the amended agreement. In addition, a payment of $0.5 will be due on the first day of each month, commencing May 1, 2004 through to the closing, in respect to costs and expenses incurred in connection with the amended SPA.

E)       PENSION PLANS

On April 27, 2004, the Court further amended its original order to permit contributions into each of the Canadian defined benefit registered pension plans equal to the current service costs relating to the first quarter, 2004. Accordingly, on April 30, 2004, the Corporation made contributions totalling $25.

On May 14, 2004, the Corporation reached an agreement with OSFI in respect of pension funding relief. The agreement establishes a protocol under which OSFI will recommend to the Government of Canada the adoption of a regulation which would allow the Corporation to extend the payment of pension plan solvency deficiencies over a period of 10 years as opposed to the current maximum of 5 years.

The protocol provides that the solvency deficiencies will be paid down in accordance with an agreed upon schedule of variable annual payments as opposed to the current regulatory requirement for equal annual payments. The protocol further provides that the Corporation request the approval of the Court to remit approximately $34 in special payments to certain pension plans immediately.

In consideration of OSFI proposing a regulation allowing for the elimination of any deemed trust which may have arisen as a result of required solvency deficit payments prior to the execution of the protocol, the Corporation and OSFI have agreed that upon the Corporation's emergence from CCAA proceedings, the pension plan trustees will receive subordinated secured promissory notes in the aggregate amount of $346.6 with a second charge over the assets of the Corporation. The notes will be reduced as solvency payments are made in accordance with the agreed upon schedule. The terms of the notes should not materially affect the aircraft and exit financing to be made available to the Corporation pursuant to the Global Restructuring Agreement with GECC and should not materially restrict any future secured or unsecured financings.

The implementation of the protocol is conditional upon (i) CCAA emergence on or prior to December 31, 2004, (ii) the amended regulation coming into effect, and
(iii) consent being obtained from plan beneficiaries through the unions and court appointed representatives of non-unionized employees and retirees.

The protocol represents a variation from the condition of the SPA which the Corporation believes is not material. A request for confirmation and waiver from Deutsche Bank is pending.

F)       LABOUR

One of the conditions contained in the amended SPA is the achievement by the Corporation of labour cost reductions of $200 by May 15, 2004. As of May 19, 2004, the Corporation has reached tentative agreements, subject to ratification by the respective union membership, with all labour groups representing Canadian based employees with the exception of the Canadian Auto Workers ("CAW") which represents the Corporation's customer sales and service employees. On May 19, 2004, the Corporation announced that it has reached an impasse in its discussions with the CAW. Further, the Corporation announced that it intends to immediately commence discussions with Deutsche Bank and GECC to determine next steps. As a result, there is no assurance that the Corporation's restructuring will be successfully completed.

                                                                Document No. 4

APRIL 2, 2004









                                      2003
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                TABLE OF CONTENTS
                                -----------------

                                                                         Page
                                                                         ----

Introduction                                                               2

Explanatory Notes                                                          3

Overview & General Business Summary                                        5

Creditor Protection and Restructuring                                      8

Current Status of the CCAA Process                                        10

Results of Operations                                                     19

Comparison of Results - 2003 versus 2002                                  19

Comparison of Results - 2002 versus 2001                                  25

Balance Sheet Analysis                                                    30

Liquidity and Capital Resources                                           31

Adjusting 2001-2003 Results for Significant Items                         39

Fleet Status                                                              42

Employees                                                                 44

Quarterly Results - 2003 and 2002                                         46

Critical Accounting Estimates                                             53

Adoption of Accounting Policies                                           62

Risk Management                                                           63

Risk Factors                                                              65

Outlook                                                                   75

Subsequent Events                                                         75

Welcome to Air Canada's discussion of financial results for 2003 and 2002.

This Management's Discussion and Analysis (MD&A) covers Air Canada's operations and financial results for the years ended December 31, 2003 and 2002. This discussion is as of April 2, 2004.

Financial statements are prepared using the accounting principles as described in Note 2 to the Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise.

For further information on Air Canada's public disclosure file, please consult www.sedar.com.









CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         Air Canada's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent Air Canada's expectations as of April 2, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                   AIR CANADA
                                   ----------
                                      2003
                                      ----
                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                 -----------------------------------------------

EXPLANATORY NOTES

GLOSSARY OF TERMS

Revenue Passenger Miles (RPMs)
------------------------------
Total number of revenue passengers carried multiplied by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Yield per RPM (Yield)
---------------------
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------
Average passenger revenue per
available seat mile.

COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

MAINLINE OR MAINLINE-RELATED OPERATIONS

         The charts, discussion and analysis of results contain references to "Mainline" or "Mainline-related" operations. These terms refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan); ZIP Air Inc. (ZIP), a wholly-owned subsidiary airline; Destina.ca Inc. (Destina), a wholly-owned web-based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada and ZIP; and other smaller related subsidiaries. Mainline or Mainline-related operations exclude the operations of Jazz Air Inc. (Air Canada Jazz or Jazz), Air Canada's regional airline; third party airlines operating under capacity purchase agreements;

Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business is the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries.

         The Corporation has one operating segment, air transportation and related services. The Corporation manages the business, allocates resources and assesses its performance based on the financial information of this one segment. However, Air Canada announced, in 2003, its intention to undertake a corporate reorganization as part of its restructuring under the Companies' Creditors Arrangement Act (CCAA). As a result, it expects to create a new holding parent corporation with separate business units for each of the major activities in which the Corporation is involved.

NON-GAAP EARNINGS (LOSSES) OR ADJUSTED EARNINGS (LOSSES)

         Due to the significant events facing Air Canada in 2003 and in prior years, it is relevant to view airline financial results on a more normalized basis. Air Canada supplements reported Generally Accepted Accounting Principles
(GAAP) results with an analysis of earnings (losses) adjusted for significant items (referred to herein as adjusted earnings (losses) or non-GAAP earnings (losses)) as described on page 39. Significant items, which are not reflective of the underlying financial performance of the Corporation from ongoing operations, have been removed from reported earnings (losses) for the purposes of adjusted or non-GAAP earnings (losses).

         Adjusted earnings (losses) are not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted earnings (losses) measures in the context of Air Canada's GAAP results. Refer to pages 39 to 41 - "Adjusting 2001-2003 Results for Significant Items" for a reconciliation between GAAP results and the adjusted earnings (losses).

EBITDAR

         EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. This measure is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.

         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before non-recurring labour expenses and reorganization and restructuring items, is calculated by taking operating income
(loss) before non-recurring labour expenses and reorganization and restructuring items and adding back the line items: Depreciation, amortization and obsolescence and Aircraft rent as described below:

                                                                             2003        2002         2001
                                                                          ----------- ------------ -----------
                                                                                     ($ millions)
GAAP operating income (loss) before non-recurring
    labour expenses and reorganization and
    restructuring items                                                        (684)       (192)        (731)
Add back:
  Depreciation, amortization and obsolescence                                   366         372          441
  Aircraft rent                                                               1,009       1,109          959
                                                                          ----------- ------------ -----------
EBITDAR, before non-recurring labour expenses and
     reorganization and restructuring items                                     691       1,289          669
                                                                          =========== ============ ===========


OVERVIEW AND GENERAL BUSINESS SUMMARY

SUMMARY

         Air Canada is Canada's largest domestic and international full-service airline, providing scheduled and charter air transportation for passengers and cargo. The Air Canada family of brands includes: ZIP, Air Canada's low-fare airline that commenced operations in September 2002; and the regional airline, Air Canada Jazz. At December 31, 2003, the Corporation's route network served 148 destinations including 58 destinations in Canada, 44 destinations in the United States and 46 other international destinations. Through commercial agreements with third party airlines operating under capacity purchase agreements, an additional 17 North American communities are served bringing the total network to 165 destinations on five continents.

         Air Canada operates an extensive global network in conjunction with its international airline partners. With Air Canada's strategic alliance and commercial partnerships, as at December 31, 2003, scheduled and charter air transportation was offered to over 700 destinations in 128 countries.

         Supporting the airline business, the Corporation also provides several airline-related services. Air Canada provides aircraft and engine maintenance services to third parties. Aeroplan, Air Canada's loyalty program, rewards members both for flying on Air Canada and its airline partners and for purchasing services from other program participants. Air Canada Vacations, a Canadian tour operator, provides packaged vacation solutions. In 2002, Air Canada launched Destina.ca as an on-line travel services website. Air Canada also provides ground handling and other services to airlines and other customers.

         Air Canada was established by the Parliament of Canada in April 1937 as the national airline and has been a publicly-owned corporation since 1989. Throughout most of the 1990s, Canadian Airlines International Ltd. (CAIL) was Air Canada's principal domestic competitor. By the end of the 1990s, given the imminent failure of CAIL, the Canadian Ministers of Transport and of Industry allowed Air Canada to proceed, subject to several conditions, with the acquisition of CAIL which was completed on July 5, 2000. In connection with said acquisition, numerous undertakings regarding the combination of the operations, the treatment of employees and the fostering of competition in the Canadian airline industry were required of Air Canada. Further to the acquisition, Air Canada incurred significant integration costs and the integration of labour forces led, in certain situations, to the granting of job protection which for a time became a significant impediment to Air Canada's cost reduction efforts. In the fall of 2001, job protection guarantees within Air Canada's collective agreements were eliminated and replaced with various job reduction mitigation programs which, at the same time, permitted lay-offs.

         Commencing in the summer of 2000, Air Canada was faced with increasing competition from domestic low-cost airlines. The domestic low-cost airlines, together with growing consumer expectations for lower fares, have driven down the yields. In addition, the bursting of the technology bubble in 2000 caused a substantial decline in premium business travel. Air Canada was not fully able to respond to this new competitive environment given the undertakings provided in connection with the acquisition of CAIL which notably prevented Air Canada from starting up a planned low-cost air carrier in eastern Canada before September 2001 and also prevented Air Canada from significantly reducing labour costs.

         Air Canada also experienced, in the past few years, a succession of negative events, each of which has had a dramatically greater impact on Air Canada than upon its domestic competitors given Air Canada's large transborder and international travel components. Recent years have been characterized by an overall recessionary economic environment which led to a general weakened demand for Air Canada's services and a substantial drop in demand in the premium corporate and business travel markets. Compounding the declining economy, two major events, in particular, the September 11, 2001 terrorist attacks and the 2003 SARS outbreak caused a significant reduction in consumer demand and in passenger revenues.

         Given its limited ability to reduce labour costs and having fixed aircraft fleet costs in the short term, Air Canada was unable to bring down its cost structure to a level necessary to respond to the decline in traffic or to the new landscape of the airline industry.

         The September 11, 2001 terrorist attacks also triggered substantial increases in insurance and airport security costs. Following September 11, 2001, Air Canada grounded many of its aircraft due to excess capacity. As most airlines were generally experiencing similar overcapacity problems, Air Canada's ability to dispose of such aircraft was greatly restricted.

         The geopolitical instability that has characterized the recent years, including the Iraq crisis, brought uncertainty to the global economy and contributed to increased volatility in fuel prices. Fuel prices, an important factor for Air Canada, were at a near record level in the first quarter of 2003.

         In this context, Air Canada experienced a worsening financial position exemplified by a net loss of $1.3 billion for 2001 and a net loss of $828 million for 2002 as well as the downgrading by the Dominion Bond Rating Service
(DBRS) of its senior debt rating from BB with a stable trend to BB (low) in February 2001. In 2003, Air Canada's passenger revenues were severely impacted by (i) the advent of the Iraq war; (ii) the SARS outbreak; and (iii) the rapid expansion of WestJet and other low-cost carriers. In combination, these factors caused Air Canada's 2003 passenger revenues to decline by over $1.3 billion versus 2002. The continuing operating losses significantly diminished the liquidity of Air Canada and, in the first quarter of 2003, alternative sources of funding were not available.

         On March 21, 2003, the Office of the Superintendent of Financial Institutions (OSFI), a federal government regulatory authority, issued a direction requiring Air Canada to file new valuations of its main pension plan and to retroactively make current service contributions in respect of 2002. The impact of this direction would have placed a great burden on Air Canada's liquidity over the ensuing five years in order to fund the solvency deficit in the time required by existing regulations.

         Consequently, on the advice of its financial and legal advisors, Air Canada elected to restructure its operations, debt and capitalization under CCAA protection. On April 1, 2003, Air Canada filed for and received protection under CCAA in the form of a general stay of proceedings. The Court appointed Ernst & Young as the Monitor (the Monitor). Air Canada, through the Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the US Bankruptcy Code.


CREDITOR PROTECTION AND RESTRUCTURING
-------------------------------------

         On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the Court) providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the Applicants). Aeroplan, Air Canada Vacations and Destina are not included in the filings. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and US proceedings.

         The Court orders provide for a general stay period, including certain payment moratoriums, that expires on April 15, 2004, subject to further extension as the courts may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, employees, suppliers, lessors and service providers. During the stay period, Air Canada is developing a revised business plan and has negotiated new arrangements with creditors (including aircraft lessors) and labour unions with a view to having these arrangements completed prior to proposing a final plan of arrangement including new financing for its overall exit financing needs as well as an investment agreement with an equity sponsor, a rights offering and financing from certain commercial partners. Significant progress has been made to-date.

         The Applicants continue operations under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a final plan of arrangement (Plan), which will be submitted to the Court for confirmation after submission to the Applicants' creditors for their approval. The Plan will propose, amongst other things, the settlement of the Applicants' compromised liabilities and the Corporation's capital structure upon emergence.

         The CCAA filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay in April 2003, the Applicants ceased making payments of interest and principal on substantially all debt and implemented a temporary payment moratorium on aircraft lease payments pending renegotiation of the lease arrangements. The orders also grant the Applicants the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airline tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants' interline, clearing house, code sharing and other similar agreements.

         Refer to Note 1 to the Consolidated Financial Statements for additional information.

CURRENT STATUS OF THE CCAA PROCESS
----------------------------------

         The Applicants have been working diligently on the preparation of the Plan. The purpose of the Plan is to restructure the capitalization, operations and cost structure of the Applicants and provide for the compromise and settlement of proven claims of affected unsecured creditors. The Plan has been designed to:

(i) redefine Air Canada's core product offerings to meet the current and anticipated future airline industry competitive environment;

(ii) implement a fleet renewal program resulting in the appropriate number and mix of aircraft for Air Canada's route network;

(iii) complete a restructuring of all of Air Canada's debt and lease obligations;

(iv) reorganize Air Canada's corporate structure to enable certain key businesses, including cargo, ground handling and technical services, to compete with their competitors and generate value for their stakeholders; and

(v) reduce Air Canada's operating costs to a competitive level through cost reduction and productivity initiatives, including the renegotiation of collective bargaining agreements, aircraft leases, real property leases and various commercial agreements.

         Based on the restructuring plan and subject to implementation of the Plan, holders of existing Air Canada Class A shares and holders of existing Air Canada common shares are expected to receive shares of a newly created holding company (ACE). Such ACE shares are expected to be consolidated resulting in existing Air Canada shareholders of Air Canada Class A shares and common shares holding a nominal amount of the equity of ACE. Therefore, it is highly unlikely that there will be any meaningful recovery for these shareholders under the restructuring plan.

         The successful emergence from CCAA and full implementation of the Plan are subject to numerous conditions and approvals, including approval by key stakeholders and the Court. There can be no assurance that all required conditions will be met and approvals received nor that the Applicants will ultimately emerge from CCAA.

         Since April 1, 2003, Air Canada has made substantial progress in its restructuring process as detailed below:

GENERAL ELECTRIC DEBTOR-IN-POSSESSION FINANCING (DIP)

         As of April 1, 2003, Air Canada obtained a secured revolving credit facility from GE Canada Finance Holding Company (GE Capital) in an aggregate amount up to US$700 million available in two separate tranches. The facility has a term that expires on the earlier of (i) the business day on which all conditions to the implementation of the Plan have been satisfied or (to the extent legally permissible) waived and the Monitor has filed a certificate with the Court confirming the foregoing, and (ii) the prepayment in full by Air Canada of all amounts outstanding under the facility and the termination of the lender's commitments under the facility. The terms of the credit facility were approved by the Court on April 1, 2003. In keeping with Air Canada's objective of maintaining a minimum cash balance during the restructuring, on January 12, 2004, $300 million was drawn under the credit advance facility.

CANADIAN IMPERIAL BANK OF COMMERCE (CIBC) CREDIT CARD AND CREDIT AGREEMENTS

         Air Canada, for and on behalf of Aeroplan, and CIBC entered into a new co-branding credit card agreement which was approved by the Court on May 14, 2003, and is effective since June 11, 2003. Pursuant to such new co-branding credit card agreement, Aeroplan sells loyalty points to CIBC to be redeemed by customers for flights on Air Canada. The new agreement modifies the terms of the original co-branding credit card agreement between the parties by, among other things, increasing the amount paid to Aeroplan by CIBC for loyalty points and relaxing the exclusivity provisions.

         CIBC also provided a commitment to Air Canada of up to $350 million, pursuant to the terms and conditions of a credit agreement dated as of June 6, 2003 (the CIBC Credit Agreement), of which $315 million ($319 million net of transaction fees of $4 million) was drawn in 2003. The outstanding amount of $105 million at December 31, 2003 under the CIBC Credit Agreement is expected to be repaid in full in 2004.

AMEX BANK OF CANADA INC. (AMEX) CHARGE CARD AND FINANCING AGREEMENT

         On December 22, 2003, Air Canada, Aeroplan and Amex entered into a co-branding charge card agreement and a membership rewards agreement (collectively the Amex Agreements). The Amex Agreements provide Amex with the right to issue co-branded Aeroplan charge cards and to purchase from Aeroplan loyalty points to be allocated to users of the Amex charge cards and to be redeemed for flights on Air Canada. Amex will pay a price per loyalty point which is comparable to the price charged by Aeroplan under similar contracts. Under the terms of the Amex Agreements, Amex has also provided Air Canada with an $80 million non-revolving credit facility to be repaid, at Amex's option, as loyalty points are purchased or as amounts are due to Air Canada and Aeroplan under the Amex Agreements. Any balance outstanding under the Amex facility is due on January 5, 2006.

REAL ESTATE FACILITIES AND CONTRACTS RENEGOTIATION AND/OR REPUDIATION

         During the restructuring period, the Corporation has reviewed all of its real estate facilities with a view to eliminate unused or under-utilized facilities and to consolidate its operations to further reduce operating costs. As a result of this review, a total of 46 real property leases have been repudiated or assigned since April 1, 2003, and are expected to represent significant savings for 2004. In addition, the Corporation has also evaluated all of its contracts for goods and services to identify opportunities to consolidate its supply base, to better leverage its buying power and to take advantage of the opportunity to repudiate unfavourable contracts. For 2004, significant savings are expected to be achieved by the Corporation from this renegotiation and/or the repudiation of various contractual commitments.

EQUITY SOLICITATION PROCESS

         On July 16, 2003, Air Canada commenced an equity investment solicitation process, in consultation with the Monitor, to raise approximately $700 million of its overall exit financing needs.

         On September 26, 2003, Air Canada announced the selection by the Air Canada Board of Directors of two potential investors, Cerberus Capital Management L.P. (Cerberus) and Trinity Time Investments Inc. (Trinity), as candidates to advance to the final phase of the equity solicitation process and to negotiate a binding investment agreement with Air Canada. Final investment agreements were received from Cerberus and Trinity on November 7, 2003 and, after a thorough analysis, on November 8, 2003, the Board of Directors selected Trinity.

         On November 20, 2003, an unsolicited offer was received by the Monitor whereby Cerberus supplemented its final investment proposal submitted on November 7, 2003. On November 22, 2003, a further unsolicited supplement to the unsolicited offer from Cerberus was received by the Monitor. On December 4, 2003, Air Canada, Cerberus and Trinity agreed that in order to bring closure to the equity solicitation process, Cerberus would be permitted to submit a final investment proposal to Air Canada on or before December 12, 2003.

         On December 8, 2003, the Court approved the investment proposal received from Trinity. Cerberus provided another unsolicited offer to Air Canada on December 10, 2003.

         On December 17, 2003, further to an application to the Court by Air Canada, the Court declared that Cerberus' latest unsolicited offer of December 10, 2003 was final and not subject to further amendment. The Court also ordered that the equity solicitation process be completed by December 22, 2003. Trinity was allowed to supplement its investment proposal of November 7, 2003 and, on December 19, 2003, Trinity provided its supplemented investment proposal to the Monitor.

         On December 21, 2003, Air Canada's Board of Directors, after receiving a comparative analysis from its financial advisors and advice from its independent legal counsel, voted unanimously to reconfirm the selection of Trinity as equity investor in connection with the Plan. On January 16, 2004, the Court approved the supplemented investment proposal received from Trinity on December 19, 2003.

         The obligation of Trinity to make the investment contemplated in the investment agreement is conditional on the satisfaction of or compliance with a number of conditions. Refer to "Equity Solicitation" in Note 1 to the Consolidated Financial Statements for additional information.

         On April 2, 2004, Trinity announced that it will not seek an extension after April 30, 2004 of its Investment Agreement with Air Canada. Further, and effective immediately, it has released Air Canada from its exclusivity obligations to Trinity, enabling Air Canada to open discussions with other prospective investors. Refer to "Subsequent Events" on page 75 of this MD&A for additional information.

NEGOTIATIONS WITH AIRCRAFT LESSORS

         During the CCAA proceedings, Air Canada conducted extensive negotiations with its aircraft financiers to restructure its aircraft ownership costs. Through these efforts, the Corporation achieved: (i) reduced ownership costs consistent with current market conditions, (ii) modified lease expiry dates based on planned new aircraft acquisitions and scheduled heavy maintenance requirements, and (iii) satisfactory aircraft return conditions consistent with modified lease expiry dates. From April 1, 2003 through to March 26, 2004, the Corporation eliminated 48 leased aircraft from its fleet and significantly reduced its future aircraft ownership costs. Additional fleet reductions are anticipated as the Corporation has early lease termination rights with respect to certain aircraft prior to December 31, 2005. In addition, Air Canada entered into a global restructuring agreement (the Global Restructuring Agreement) with GECC which covers approximately one third of its fleet.

GLOBAL RESTRUCTURING AGREEMENT

         As of April 1, 2003, GE Capital Corporation (GECC) leased, managed the leases of, or otherwise had an interest in, approximately one third of Air Canada's fleet. After extensive negotiations and based on a tentative agreement reached on July 3, 2003, GECC and Air Canada entered into the Global Restructuring Agreement on September 11, 2003 which was approved by the Court on January 16, 2004. The Global Restructuring Agreement provides for, among other things: (i) the restructuring of leases for all GECC-owned and GECC-managed aircraft, (ii) exit financing in an amount of approximately US$585 million for use upon emergence from the CCAA proceedings, and (iii) financing in an amount of up to US$950 million to fund the acquisition of new regional jet aircraft. Refer to Note 1 to the Consolidated Financial Statements for additional information.

NEW FLEET

         A key component of the Corporation's new product strategy is based on a shift to more point to point flying and increasing frequencies on key domestic and transborder routes while reducing the average number of seats per departure. As part of its new strategy and further to a thorough evaluation of candidate aircraft, Air Canada reached, on December 19, 2003, agreements in principle with Bombardier and Embraer SA to purchase new aircraft. All aircraft purchases from Bombardier and Embraer are subject to a number of conditions, including financing on satisfactory commercial terms, negotiation of final documentation and receipt of all requisite approvals. Delivery of aircraft is scheduled to commence in September of 2004. The aggregate cost for these aircraft approximates US$2 billion.

         On March 12, 2004, Air Canada received confirmation from Embraer that the aircraft manufacturer had secured financing on commercial terms satisfactory to Air Canada for the order of 45 firm 93-seat Embraer 190 aircraft. On March 24, 2004, Air Canada announced it had received confirmation from Bombardier that the aircraft manufacturer had secured financing on satisfactory commercial terms to Air Canada for the carrier's entire firm order of Bombardier aircraft.

         On March 19, 2004, the Court approved an agreement between Air Canada and Airbus (AVSA S.A.R.L.) dated March 12, 2004, with respect to certain aircraft that had been ordered by Air Canada from Airbus prior to April 1, 2003. Prior to such date, Air Canada was committed to purchase from Airbus, two Airbus A321 narrowbody aircraft and two Airbus A340-500 widebody aircraft in 2003 and three Airbus A340-600 widebody aircraft in 2004. Following April 1, 2003, Air Canada failed to take delivery of the Airbus A321 and Airbus A340-500 aircraft. On January 30, 2004, Air Canada repudiated its commitment to Airbus to purchase two Airbus A321 and two A340-500 aircraft. On March 12, 2004, Air Canada and Airbus reached an agreement which provided for the purchase by Air Canada of two Airbus A340-500 aircraft and their financing which aircraft are now scheduled for delivery in June and July of 2004. The agreement also provided among others for the cancellation of the two aircraft orders, the deferral of deliveries of three widebody aircraft to 2010 and the waiver of any related claim by Airbus against Air Canada during the CCAA process.

SETTLEMENT OF PILOTS' ARBITRATION PROCEEDINGS

         In connection with the labour dispute settlement of May 2003, it was agreed by Air Canada and the two pilots' unions, Air Canada's Pilot's Association (ACPA) and Airline Pilot's Association (ALPA), that certain issues concerning the allocation of regional jet aircraft between ACPA and ALPA would be resolved in arbitration proceedings to be held on February 28 and 29, 2004. At the time of the arbitration hearing, the parties agreed to voluntary mediation proceedings instead of arbitration, at which ACPA, ALPA and Air Canada agreed that the Bombardier regional jets would be purchased by Air Canada and flown by the ALPA pilots, and the Embraer regional jets would be purchased by Air Canada and flown by the ACPA pilots. The mediated agreement was ratified by the members of ALPA and ACPA on March 19, 2004.

ARRANGEMENTS WITH UNIONS

         Since April 1, 2003, the Corporation has achieved a major restructuring of its labour force with the conclusion of new long-term collective agreements with all of its union groups. Pursuant to the new collective agreements, unconditional employment security provisions have been eliminated, permanent pay rate reductions have been accepted by seven of the ten union groups and modifications to work rules have been implemented and are expected to result in productivity increases and accrued flexibility for all union groups.

         As part of its restructuring efforts, as of the end of February 2004, the Corporation has reduced employment levels since April 1, 2003 by over 6,100 employees measured on a full-time equivalent (FTE) basis.

PENSION PLANS

         The deterioration of the solvency position of Air Canada's registered pension plans during 2002 triggered in March 2003 a direction by OSFI for Air Canada to file formal January 1, 2003 actuarial valuations of each defined benefit registered pension plan. As at January 1, 2004, Air Canada estimated that the overall Canadian defined benefit registered pension plan solvency deficit was approximately $1.2 billion.

         As part of the restructuring process, Air Canada has had extensive discussions with OSFI, its Canadian labour unions, its non-unionized employees and court-appointed representatives of retirees, in order to address the funding of the solvency deficit in its registered pension plans. Following such discussions, Air Canada presented, on October 27, 2003, a detailed proposal for the funding over ten years of the solvency deficit in its registered pension plans. On February 18, 2004, Air Canada and representatives of the pension beneficiaries agreed on a proposal for the funding of the solvency deficit over ten years commencing as at January 1, 2004, which has been presented to OSFI and the Government of Canada. The parties have sought the support of OSFI for a recommendation to the federal government that it adopt the regulations necessary to give effect to the 10-year funding plan.

         Jazz has resumed, since December 2003, remittance of all contributions to all of its defined contribution pension plans. Air Canada and Jazz remitted, in December 2003 and January 2004, an aggregate amount of approximately $132 million representing the 2003 current service costs relating to Air Canada's unionized and non-unionized employees and retirees in Canada and in the United Kingdom as well as a group of Jazz pilots.

         On March 31, 2004, Air Canada and its largest union, District Lodge 140 of the International Association of Machinists and Aerospace Workers (IAMAW) announced that they had reached a tentative agreement to facilitate the Corporation's transition to a new defined contribution pension arrangement. District Lodge 140 of IAMAW represents 11,500 technical operations, airport ground service, clerical and finance branch personnel. The tentative agreement would give all active and inactive (current) employees represented by District Lodge 140 of the IAMAW, the freedom to choose between a defined contribution plan and a defined benefit plan. Any new employees hired after the ratification of the agreement would automatically be enrolled in a defined contribution plan. The agreement is subject to various conditions including membership ratification and approval by Trinity.

STANDBY PURCHASE AGREEMENT

         In the context of the equity solicitation process, informal expressions of interest were received from certain of Air Canada's financial creditors in connection with a possible rights offering to provide new capital to ACE incorporated under the Canada Business Corporations ACT (CBCA). Extensive negotiations between Air Canada, its advisors and certain of the interested financial creditors resulted in the announcement, on October 24, 2003, that Air Canada had entered into an agreement with Deutsche Bank (the Standby Purchase Agreement) in connection with a rights offering (the Rights Offering). It is expected that affected unsecured creditors will have the right to subscribe for up to $450 million of equity of ACE at the same price that Trinity (the Equity Investor) will be paying for its equity investment in ACE. Pursuant to the Standby Purchase Agreement, Deutsche Bank will act as the exclusive standby purchaser and, in that capacity, will purchase all unsubscribed ACE rights shares at a price equal to the price paid by the Equity Investor for its equity investment plus a premium calculated in accordance with a formula, not to exceed 15 per cent of the price paid by the Equity Investor. By an amendment to the

Standby Purchase Agreement which is currently being negotiated, the parties have provided for an overallotment mechanism which allows affected unsecured creditors to subscribe, in the aggregate, for an additional number of ACE rights shares equal to 50 per cent of the unsubscribed ACE rights shares at a price equal to the price paid by the Equity Investor for its equity investment plus a premium calculated in accordance with a formula, not to exceed 15 per cent of the price paid by the Equity Investor. The amendment to the Standby Purchase Agreement, when finalized, is subject to approval by the Court.

GREATER TORONTO AIRPORTS AUTHORITY

         On February 19, 2004, Air Canada applied to the Court seeking to have the Greater Toronto Airports Authority (GTAA) honor its agreement with Air Canada regarding the relocation of Air Canada's domestic operations to Terminal 1 New, Toronto Pearson International Airport's new terminal. Pursuant to the agreement in place between Air Canada and the GTAA, Air Canada was granted fixed preferential use of all 14 covered gates that will be available at the initial phase of Terminal 1 New, when such terminal opens, which is expected to be on April 6, 2004.

         The dispute arose when the GTAA declared that it would give Air Canada the fixed preferential use of only eight of the 14 gates, thus forcing Air Canada to share the remaining six gates with WestJet, a domestic airline competitor. On February 23, 2004, the Court ordered the GTAA to honor its agreements with Air Canada and to provide Air Canada with the fixed preferential use of all 14 covered gates. On March 19, 2004, the GTAA and WestJet were denied the right to appeal the Court's decision.

RESULTS OF OPERATIONS
---------------------

                                                                    2003                2002                2001
                                                              -------------------------------------------------------
                                                                       ($ millions, except per share figures)
Operating Revenues
     Passenger                                                     6,858                8,190                8,123
     Cargo                                                           519                  585                  578
     Other                                                           991                1,051                  910
                                                              -------------------------------------------------------
                                                                   8,368                9,826                9,611
                                                              -------------------------------------------------------
Operating Expenses
     Salaries, wages and benefits                                  2,828                3,099                3,022
     Aircraft fuel                                                 1,253                1,288                1,593
     Aircraft rent                                                 1,009                1,109                  959
     Other                                                         3,962                4,522                4,768
                                                              -------------------------------------------------------
                                                                   9,052               10,018               10,342
                                                              -------------------------------------------------------
Operating loss before the undernoted items                          (684)                (192)                (731)
Non-recurring labour expenses                                       --                    (26)                --
Reorganization and restructuring items                            (1,050)                --                   --
Non-operating expense                                               (282)                (166)                (234)
Foreign exchange on non-compromised
     long-term monetary items                                        137                  (60)                 (20)

Recovery of (provision for) income taxes                              12                 (384)                (330)
                                                              -------------------------------------------------------
Loss for the year                                                 (1,867)                (828)              (1,315)
                                                              =======================================================

Loss per share - Basic and diluted                                (15.53)               (6.89)              (10.95)

Weighted average common shares outstanding
    (millions) - basic and diluted                                   120                  120                  120


COMPARISON OF RESULTS - 2003 VERSUS 2002
----------------------------------------

         In 2003 with the restructuring of operations, the Corporation achieved a significant improvement in costs. Despite this, revenue declines from the adverse impact of SARS, the war in Iraq, reduced business travel and increased low-cost competition, led to greater operating losses in 2003.

         For 2003, Air Canada reported an operating loss before reorganization and restructuring items of $684 million compared to an operating loss before non-recurring labour expenses of $192 million in 2002. The net loss, which included $1,050 million of reorganization and restructuring items, was $1,867 million compared to a net loss of $828 million in 2002.

2003 VERSUS 2002 REVENUES

         For the year 2003, passenger revenues declined $1,332 million or 16 per cent reflecting mainly the material adverse effect of SARS, the war in Iraq and increased competition from domestic low-cost airlines and airlines operating on the US transborder market. The effect of SARS and the war in Iraq caused a major decline in travel demand. Increased competition in both Canada and the U.S. resulted in lower yields per RPM. Beginning in May 2003, the Corporation introduced lower fares and a simplified fare structure in Canada to compete more effectively.

         The table below describes year-over-year percentage changes in passenger revenues, capacity as measured in ASMs, traffic as measured by RPMs, yield per RPM and RASM by major market.


                                            PASSENGER REVENUES - 2003 VERSUS 2002

                     PASSENGER REVENUE       CAPACITY          TRAFFIC           YIELD
                          % CHANGE            (ASMS)            (RPMS)          PER RPM            RASM
                                             % CHANGE          % CHANGE         % CHANGE         % CHANGE
                    ----------------------------------------------------------------------------------------
Canada                       (17)                (7)                (8)            (10)             (11)
US                           (19)               (12)               (13)             (7)              (8)
Atlantic                      (5)                (1)                (2)             (4)              (5)
Pacific                      (37)               (32)               (36)             (2)              (7)
Other                         10                  5                  6               3                4
System                       (16)               (10)               (12)             (5)              (7)


         Cargo revenues decreased $66 million or 11 per cent from 2002. International cargo revenues declined $52 million primarily due to reduced cargo capacity on Pacific routes as a result of the SARS crisis. Cargo revenues from domestic routes declined $14 million from 2002.

         Other revenues decreased $60 million or 6 per cent from 2002 mainly due to reduced third party maintenance revenues. Higher Air Canada Vacations revenues were partially offset by lower revenues from ground handling and other services.

         For the year, total operating revenues decreased $1,458 million or 15 per cent from 2002 levels.

2003 VERSUS 2002 OPERATING COSTS

         Operating expenses declined $966 million or 10 per cent from 2002. With a 10 per cent reduction to Mainline-related ASM capacity, full year 2003 Mainline-related unit cost, as measured by operating expense per ASM, was 1 per cent below the 2002 level. In the second half of 2003, operating expenses were down $817 million or 16 per cent from 2002 levels and Mainline-related unit cost was 7 per cent below 2002 with a Mainline-related ASM capacity reduction of 10 per cent.

         For the year 2003, salaries and wage expense was reduced $307 million or 12 per cent. During 2003, full-time equivalent (FTE) employees were reduced by an average of approximately 3,865 employees or 10 per cent compared to 2002. Commencing in the second quarter of 2003, the reduction in employee levels was accelerated. With the revised labour arrangements in effect, the last six months of 2003 showed a decrease of $274 million or 21 per cent compared to the same period in 2002. This decrease in salary and wage expense was mainly the result of a reduction of an average of approximately 6,598 FTE employees or 16 per cent as compared to the last six months of the prior year, and included the impact of changes to work rules as well as salary reductions for unionized and non-unionized labour groups. The Corporation recorded severance provisions of $124 million as a charge to reorganization and restructuring items relating to employee voluntary separation and involuntary severance programs.

         Employee benefits expense increased $36 million or 6 per cent. This increase was largely attributable to higher pension and employee future benefits expenses of approximately $81 million over 2002 due mainly to higher pension and increased health care costs. This was partially offset by a $45 million decrease in other benefits primarily due to a $23 million unfavourable adjustment in 2002 and a $10 million favourable adjustment in 2003 both relating to actuarial valuations of workers' compensation liability. The Corporation also recorded a non-cash $128 million pension curtailment charge, in reorganization and restructuring items, as a result of the impact of the reduction in the level of employees on Expected Average Remaining Service Life (EARSL).

         Aircraft fuel expense declined $35 million or 3 per cent on a 6 per cent reduction in flying hours and improved fuel consumption rates. Aircraft fuel expense declined in spite of an 11 per cent increase in the average base fuel price, totalling $124 million, which included the favourable impact of foreign exchange.

         Aircraft rent expense was down $100 million or 9 per cent reflecting the impact of aircraft repudiations/returns, renegotiated lease rates and the reclassification of five operating leases to capital leases. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars. This was partially offset by the year-over-year increase due to new deliveries in 2002 and 2003. Certain aircraft lease amendments for rent reductions are conditional upon successful emergence from CCAA and, therefore, the cost of the original agreement continues to be recorded in operating expense for these leases. Included in restructuring and reorganization items is $23 million of amortization of deferred charges representing deficiency claims on aircraft leases.

         Airport and navigation fees decreased $29 million or 4 per cent on a 4 per cent reduction to consolidated aircraft frequencies. This decrease reflected reduced departures partially offset by increases in landing and general terminal charges year-over-year. Airport user fees increased overall but primarily at Toronto's Pearson International Airport, Air Canada's main hub. Fees for air navigation services also increased in 2003.

         Aircraft maintenance, materials and supplies expense declined $125 million or 25 per cent. Most of this reduction was due to the removal of aircraft from the Mainline and Jazz operating fleets through aircraft repudiations/returns as well as to reduced flying activity.

         Communications and Information Technology expense was down $71 million or 15 per cent largely due to a decrease in passenger volumes and, to a lesser extent, the impact of increased direct passenger sales via the internet.

         Food, beverages and supplies expense declined $61 million or 15 per cent on a 12 per cent decline in passenger traffic as measured by RPMs.

         Commission expense was reduced by $97 million or 26 per cent on a passenger and cargo revenue reduction of 16 per cent. Reduced passenger revenues as well as the impact of increased direct passenger sales via the internet contributed to the decrease. Commission as a per cent of passenger and cargo revenues declined from 4.2 per cent in 2002 to 3.7 per cent in 2003.

         The "other" operating expense category decreased $171 million or 10 per cent. Air Canada Mainline recorded expense reductions of $206 million. Numerous expense areas declined as a result of reduced activity and cost saving initiatives. Expense reductions were recorded in customer maintenance materials, insurance, terminal handling, building rent, inconvenienced customer expenses, crew expenses, ground equipment maintenance, credit card fees and other expense categories. Jazz expenses were down $40 million including decreases in insurance, crew expenses, terminal handling and advertising. Beginning in January 2003, Air Canada commenced recording revenues and expenses relating to third party airlines operating under capacity purchase agreements. For the year 2003, $51 million of these expenses is recorded in the "other" operating expense category. Correspondingly, $58 million of the related revenues is included in passenger revenues for 2003. Other expenses for Air Canada Vacations and other subsidiaries increased $24 million, primarily due to a major expansion in tour operations by Air Canada Vacations.

REORGANIZATION AND RESTRUCTURING ITEMS

         Since the Corporation's filing under CCAA, it has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. These "reorganization and restructuring items" represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA. A number of significant reorganization items recorded in 2003 relate to the anticipated allowable claims resulting from repudiated contracts, including aircraft leases. Reported as compromised liabilities, the claims will be dealt with under CCAA.

         Also included in reorganization and restructuring items are residual value guarantee and aircraft rent expense amortization, foreign exchange adjustments on compromised debt, labour-related and other items. For 2003, reorganization and restructuring items amounted to $1,050 million. Refer to Note 7 to the Consolidated Financial Statements for additional information.

         The timing of recognition of reorganization and restructuring items is consistent with Canadian GAAP. Additional amounts are expected to be recorded prior to the Corporation's emergence from creditor protection.

2003 VERSUS 2002 NON-OPERATING EXPENSE

         As described in Note 2 to the Consolidated Financial Statements, while the Corporation is under creditor protection, interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim.

         Non-operating expense was $282 million, a $116 million increase from 2002. Net interest expense decreased $135 million primarily due to the Corporation not recording interest expense on unsecured debt subject to compromise. As a result of the filings, the Corporation ceased to accrue interest on unsecured debt that is subject to compromise. Since April 1, 2003, approximately $179 million of interest expense on unsecured debt would have been recorded had the filings not occurred.

         Provisions for losses on aircraft and inventory amounted to $165 million compared to provisions for losses of $32 million in 2002. These provisions relate mainly to non-operating aircraft and spare parts. "Other" non-operating expense amounted to $28 million in 2003 compared to "other" non-operating income of $97 million in 2002. The 2002 "other" non-operating income related mainly to $118 million of gains resulting from the purchase of the Corporation's debt, partially offset by a $37 million charge due to the disallowance by the Government of Canada of a portion of Air Canada's September 11th assistance claim previously recorded in 2001.

         Since the third quarter of 2001, the net future tax assets have been offset by a valuation allowance. In 2002, an income tax valuation allowance was recorded to reduce the value of the Mainline airline's future income tax asset by its full carrying value of $400 million. Refer to Note 17 to the Consolidated Financial Statements for additional information.

COMPARISON OF RESULTS  - 2002 VERSUS 2001
-----------------------------------------

         Despite continuing weakness in business travel markets, increased domestic competition and the continuing adverse effect on air travel resulting from the September 11, 2001 terrorist attacks, Air Canada demonstrated a significant improvement in operating results in 2002 but this improvement was not sufficient to deal with the structural problems inherent in the network airline industry in North America. For the second and third quarters of the year, the Corporation reported operating and net profits, the only full-service North American air carrier to do so. The fourth quarter of the year was disappointing with revenue declines in the domestic market, increased competition, continuing threat of terrorism, uncertainty in the minds of the travelling public about a potential war in Iraq, rising fuel prices and other expense pressures all leading to a large operating loss.

         For 2002, Air Canada reported an operating loss before non-recurring labour expenses of $192 million, an improvement of $539 million from 2001. Loss before foreign exchange on long-term monetary items and income taxes amounted to $384 million, $581 million better than the prior year. A $400 million allowance was recorded in the fourth quarter of 2002 against the value of the non-cash future income tax asset (2001 - $453 million). This contributed to a net loss of $828 million or $6.89 per share, representing a $487 million improvement from the net loss of $1,315 million or $10.95 per share in 2001.

2002 VERSUS 2001 REVENUES

         For the year 2002, passenger revenues increased $67 million or 1 per cent compared to 2001. International markets performed well, however, this was largely offset by domestic revenue reductions at Air Canada Jazz and by a weak US transborder market. With continuing weakness in the business travel market and significantly more consumers looking for low fare air travel, Air Canada expanded its Tango operations and, later in the year, introduced ZIP, its low fare airline subsidiary. The table below describes year-over-year percentage changes in passenger revenues, ASM capacity, traffic, yield per RPM and passenger revenue per ASM by major market.


                      PASSENGER REVENUES - 2002 VERSUS 2001

                    PASSENGER REVENUE        CAPACITY              TRAFFIC             YIELD
                        % CHANGE              (ASMS)               (RPMS)             PER RPM              RASM
                                             % CHANGE             % CHANGE            % CHANGE           % CHANGE
                    -----------------------------------------------------------------------------------------------
Canada                        (1)             (2)                     (3)                 1                     0
US                            (8)             (3)                     (2)                (6)                   (6)
Atlantic                      11              (1)                      4                  7                    12
Pacific                       11              (3)                     10                  1                    15
Other                         17              21                      20                 (3)                   (3)
System                         1              (1)                      2                 (1)                    2

         Due to the improved revenue performance of Aeroplan, Air Canada Vacations and Technical Services, other revenues increased $141 million or 15 per cent from 2001. Total operating revenues increased $215 million or 2 per cent.

2002 VERSUS 2001 OPERATING COSTS

         Operating expense declined $324 million from 2001. Mainline-related unit cost, as measured by operating expense per ASM, was 3 per cent below the 2001 level.

         Salaries and wage expense was down $3 million on an ASM capacity reduction of 1 per cent. For the year 2002, FTE employees were reduced by approximately 3,000 employees or 7 per cent compared to 2001. Mainline-related FTE employees were also down 7 per cent with average salaries up 5 per cent. The growth in average salaries included negotiated wage increases, progression through scale, the impact of laying off more junior employees and certain wage parity increases for employees who were previously employed by Canadian Airlines.

         Employee benefits expense increased $80 million or 15 per cent. Pension and employee future benefits rose $44 million over 2001 due mainly to higher pension and increased health care costs. Other benefits increased $36 million mainly due to a $23 million adjustment in 2002 relating to an updated actuarial valuation of workers' compensation liability.

         Aircraft fuel expense declined $305 million or 19 per cent on an ASM capacity reduction of 1 per cent and a 7 per cent reduction in flying hours.

Declines in the average base fuel price per litre contributed to a $126 million or 8 per cent reduction in fuel expense from 2001. Fuel hedging results had a $77 million favourable year-over-year impact on 2002 fuel expense. Fuel cost per available seat mile declined 19 per cent. Increasing seating on many aircraft types and the use of larger aircraft contributed to the unit cost decline as this allowed Air Canada to reduce aircraft frequencies and flying hours by an amount much greater than the ASM capacity reduction.

         Aircraft rent rose $150 million or 16 per cent. New aircraft deliveries of Airbus and Boeing aircraft as well as Canadair Regional Jet aircraft accounted for $98 million of the increase, net of retirements. In 2002, aircraft rent rose by $67 million due to sale and leaseback transactions completed on existing fleet in 2001 and 2002 to increase liquidity. These increases were partly offset by a $15 million decline in aircraft rent largely as a result of aircraft retirement provisions taken in 2001.

         Airport and navigation fees increased $34 million or 5 per cent on a 9 per cent reduction to consolidated aircraft frequencies. The average Mainline landing fee and general airport terminal fee per aircraft landing rose 8 per cent. Airport user fees reflected increases at most airports but primarily at Toronto's Pearson International Airport, Air Canada's main hub. Fees for air navigation services also increased in 2002.

         Aircraft maintenance, materials and supplies expense declined $61 million or 11 per cent. Approximately one half of the reduction was due to the removal of older aircraft from the Mainline and Jazz operating fleets. In 2001, Air Canada recorded a $21 million charge relating to return provisions for short-term leased aircraft compared to $14 million in 2002.

         Communications and Information Technology expense was down $20 million or 4 per cent largely due to a decrease in passenger volumes.

         Food, beverages and supplies expense declined by $40 million or 9 per cent on a 2 per cent increase to passenger traffic as measured by RPMs. Revised meal specifications starting early in 2002, cost reduction initiatives and increased "no frills" Tango and ZIP operations were the main factors contributing to the decrease.

         Depreciation, amortization and obsolescence expense decreased $69 million or 16 per cent in 2002 due largely to the sale and leaseback of previously-owned aircraft as well as the retirement of DC-9, Boeing 737 and Fokker F28 aircraft. Reductions in depreciation due to sale and leaseback transactions were offset by increases to aircraft rent.

         Commission expense was reduced by $107 million or 22 per cent on passenger and cargo revenue growth of 1 per cent. Commission as a per cent of passenger and cargo revenues declined from 5.5 per cent in 2001 to 4.2 per cent in 2002. This reflected initiatives to reduce distribution costs including the elimination of base commissions for travel in North America in the spring of 2002 (with the exception of Tango and ZIP flights) and increased direct passenger sales via the internet.

         The "other" operating expense category increased $17 million. Air Canada Mainline recorded expense increases in several categories including a $63 million increase to insurance costs and other increases recorded in airline settlements, credit card fees, advertising and other expense categories. These increases were mostly offset by expense reductions to building rent, crew expenses and to a number of other areas. Other expenses for Air Canada Vacations and other subsidiaries increased $21 million due primarily to a major expansion in tour operations by Air Canada Vacations. Jazz expenses were down $28 million, as a result of reduced activity and cost reduction initiatives.

2002 VERSUS 2001 NON-OPERATING EXPENSE

         Non-operating expense was $166 million, $68 million below 2001. Net interest expense decreased $54 million, mainly as a result of lower interest rates and the favourable effect of a swap transaction completed in early 2002. Losses on sale of and provisions on assets amounted to $42 million in 2002 compared to losses of $85 million in 2001. In 2002, the Corporation recorded $32 million of expense provisions on non-operating aircraft and inventory values and losses on sale of assets of $10 million. In 2001, $176 million of aircraft and inventory write-downs for retired aircraft were recorded as well as gains on sale of assets of $91 million. "Other" non-operating income amounted to $97 million compared to $126 million in 2001. The 2002 "other" non-operating income related mainly to $118 million of gains from the purchase of debt, partially offset by a $37 million charge due to the disallowance by the Government of Canada of a portion of Air Canada's September 11 assistance claim. The 2001 "other" non-operating income included $105 million related to expected proceeds from the Government of Canada program to compensate Canadian air carriers for the losses incurred in the September 11 to 16 period due to the closure of Canada's airspace following the terrorist attacks on the United States. Gains of $52 million were also recorded in 2001 "other" non-operating income from the purchase of Air Canada's perpetual and other debt.

TAX

         The Corporation recorded non-cash valuation allowances of $400 million in 2002 and $453 million in 2001. Certain Air Canada subsidiaries continue to provide for future taxes for temporary differences and current taxes based on taxable income. Refer to Note 17 to the Consolidated Financial Statements for additional information.

         The table below describes pre-tax losses, tax recoveries, tax valuation allowances and net losses for the past three years.

                                                                                 $ millions
                                                                 -----------------------------------------
                                                                       2003         2002             2001
                                                                 -----------------------------------------
           Pre-tax loss                                              (1,879)        (444)           (985)
           Tax recovery                                                  12           69             240
           Valuation allowance - recovery offset                          0          (53)           (117)
           Valuation allowance - asset write-off                          0         (400)           (453)
                                                                 ------------- -------------- -------------
           Net loss                                                  (1,867)        (828)         (1,315)
                                                                 ============= ============== =============

BALANCE SHEET ANALYSIS
----------------------

BALANCE SHEET TABLE

(Under Creditor Protection as of April 1, 2003)
As at December 31
                                                                               2003          2002          2001
                                                                           -----------------------------------------
                                                                                         ($ millions)
ASSETS
Current
     Cash and cash equivalents                                                   670           558         1,067
     Other current assets                                                      1,041         1,204         1,168
                                                                           -----------------------------------------
                                                                               1,711         1,762         2,235

Property and equipment                                                         1,771         2,288         2,830
Deferred charges                                                               2,332         1,781         1,619
Goodwill                                                                         510           510           510
Other assets                                                                     586         1,071         1,550
                                                                           -----------------------------------------
                                                                               6,910         7,412         8,744
                                                                           =========================================

LIABILITIES
Liabilities not subject to compromise
Current liabilities                                                            2,402         2,592         2,869

Long-term and subordinated perpetual debt and
   capital lease obligations                                                     332         4,314         4,580
Future income taxes                                                               11            28            60
Other long-term liabilities                                                    1,643         1,405         1,279
Deferred credits                                                               1,364         1,361         1,416
                                                                           -----------------------------------------
                                                                               5,752         9,700        10,204

Liabilities subject to compromise                                              5,313            --            --
                                                                           -----------------------------------------
                                                                              11,065         9,700        10,204
                                                                           -----------------------------------------

SHAREHOLDERS' EQUITY                                                          (4,155)       (2,288)       (1,460)
                                                                           -----------------------------------------

                                                                               6,910         7,412         8,744
                                                                           ============= ============= =============

2003 VERSUS 2002

         The property and equipment (P&E) category has declined in 2003 mainly due to the impact of continued depreciation and to the recording of impairment provisions.

         As a result of the filing under CCAA, the majority of the Corporation's long-term and subordinated perpetual debt and capital lease obligations (including current portion) has been reclassified under "liabilities subject to compromise". "Liabilities subject to compromise" refer to liabilities incurred prior to April 1, 2003 that will be dealt with as claims under CCAA, as well as claims arising out of renegotiated leases/contracts and repudiated leases/contracts. "Liabilities subject to compromise" are estimated at $5.3 billion. The quantum of the claims that will ultimately be allowed as a result of the claims review process is expected to be materially in excess of accruals recorded to date. Refer to Note 10 to the Consolidated Financial Statements for additional information.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

CASH FLOWS FROM (USED FOR) OPERATIONS

         As described in Note 1 to the Consolidated Financial Statements, the Court stay order of April 1, 2003, enabled a moratorium on all aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. Rental payments have generally recommenced upon satisfactory renegotiation of the lease terms. In addition, on the basis of the order, the Corporation ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. As a result, cash from operations is higher than it would have been had the CCAA filing not occurred. Consequently, cash flows from operations are not directly comparable to the prior year.

         2003 cash flows from operations amounted to $139 million compared to cash flows used for operations of $95 million in 2002, an improvement of $234 million. Despite a deterioration in operating results, cash from operations improved mainly due to payment deferrals under the CCAA filing and other factors as further described below:

o aggregate aircraft lease payments less than rent expense were $363 million, an improvement of $471 million in relation to 2002 which included a $145 million cash inflow from net recoveries of rebates on certain leased aircraft. In 2003 subsequent to the CCAA filing, due to the moratorium on aircraft lease payments allowed under the Court order, net scheduled cash payments of $520 million were not made. Aircraft lease payments less than rent expense primarily represent the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

o accounts payable increased $50 million in 2003. This compared to a decrease of $145 million in 2002, an improvement of $195 million mainly due to the stay on certain pre-petition contractual payments as allowed under the Court Order, partially offset by accelerated payment terms and prepayments for certain goods and services after the filing.

o the change in accounts receivable, advance ticket sales and spare parts, materials and supplies improved $76 million from the prior year mainly due to reduced spending on spare parts, materials and supplies.

o "Other" cash used for operations was $117 million due in large part to payments made to financial institutions, passenger settlement systems and other trade vendors following the CCAA filing.


2003 CHANGES IN CASH POSITION
($ Millions)


                                   CASH INFLOWS               CASH OUTFLOWS
                                   ------------               -------------

Cash flows from operations               -                         139

Reduction of long-term debt and        (81)
capital lease obligations

CIBC credit facility borrowings          -                         315

CIBC credit facility repayments       (159)                          -

DIP financing fees                     (62)                          -

Proceeds from sale of assets             -                          45

Additions to P&E, net of               (96)                          -
recovered progress payments

Other                                    -                          11

Net increase in cash                     -                         112

                   [tabular presentation of graphic display]

FINANCING ACTIVITIES

         Repayments of long-term debt and capital lease obligations amounted to $81 million for the year. Of this amount, mandatory scheduled repayments of $68 million were made prior to the CCAA filing and $13 million were made post-CCAA pertaining to a guarantee agreement with Lufthansa which was completed in December 2003 and is discussed in Note 9 to the Consolidated Financial Statements.

         In mid-2003, the Corporation reached an agreement with CIBC for a secured non-revolving term borrowing facility and received net financing proceeds of $315 million. The principal on this secured credit facility may be repaid through the purchase of Aeroplan miles by CIBC and shall be repaid in full no later than October 1, 2004. The facility bears interest at CIBC's prime lending rate. During the year, at CIBC's option, principal of $55 million was reduced through the offset of amounts owing from CIBC for Aeroplan miles purchased. In addition, cash payments of principal in the amount of $159 million were repaid during the year.

         In 2003, Air Canada completed a credit agreement with GE Capital for up to US$700 million DIP secured financing. The credit agreement is made up of a credit advance facility and a letter of credit facility. DIP financing fees amounting to $62 million were paid in 2003. As at December 31, 2003, this amount has been fully amortized to reorganization and restructuring items. As at March 26, 2004, $300 million has been drawn against the credit advance facility and letters of credit totalling $20 million have been issued against the letter of credit facility.

INVESTING ACTIVITIES

         In 2003, proceeds from the sale of assets amounted to $45 million of which $29 million was received in the third quarter relating to proceeds from the satisfaction of the purchaser's earn-out provision on the sale of Galileo Canada that occurred in 1998.

         In 2003, additions to property and equipment, net of recovered progress payments, amounted to $96 million, a reduction of $13 million from 2002. Aircraft, net of recovered progress payments, and aircraft-related expenditures totalled $46 million and included inventory and aircraft betterments of $35 million, progress payments on Embraer aircraft of $6 million and capitalized interest of $4 million. Facilities expenditures were $15 million and included expenditures relating to the development of new facilities at Toronto's Pearson International Airport. Ground equipment and computer systems development expenditures totalled $14 million. Subsidiary capital expenditures amounted to

$21 million and included computer systems development expenditures of $13 million.

LIQUIDITY

         As a result of the CCAA filing on April 1, 2003, defaults were triggered on all the Applicants' then existing debt and lease obligations. The Court orders stayed most actions against the Applicants, including actions to collect pre-filing indebtedness. In addition, the Court stay order enabled a moratorium on all aircraft lease payments and the Corporation ceased making payments of interest and principal on substantially all debt. Rental payments have generally recommenced upon satisfactory renegotiation of the lease terms. As a result of these actions and non-payment of certain accounts payable subject to compromise, the Corporation's cash from operations for the year is higher than what it would have been had the CCAA filing not occurred . Therefore, the Corporation's cash position is not directly comparable to the prior year. As at December 31, 2003, the Corporation had cash and cash equivalents of $670 million as compared to $558 million as at December 31, 2002.

         With the CCAA filing, the liquidity of Air Canada will be determined by the outcome of the restructuring process and a number of other factors, including without limitation, energy prices, general industry, market and economic conditions, the ability to reduce operating costs, labour negotiations or disputes, pension issues, war or terrorist attacks, changes in laws, regulatory developments or proceedings and actions by third parties.

         As of December 31, 2003, the Corporation had the following financing facilities. Funding under these facilities is subject to various conditions precedent:

o US$700 million GE Capital DIP secured financing of which CDN$840 million was available as at December 31, 2003. In January 2004, $300 million was drawn against the credit advance facility.

o $80 million secured non-revolving term borrowing facility with Amex which may be repaid, at Amex's option, through the purchase of Aeroplan miles. These funds were drawn in January 2004.

o General Electric Capital Aviations Services (GECAS) global restructuring agreement which provides the Corporation with exit financing under a non-revolving term credit facility of US$585 million and additional financing of up to US$950 million to finance approximately 43 new aircraft in the size range of 70 to 110 seats, through a series of transactions.

o Standby Purchase Agreement with Deutsche Bank whereby it will act as exclusive standby purchaser of a contemplated rights offering to Air Canada's creditors in an amount of $450 million. An amendment to this agreement is currently being negotiated with Deutsche Bank.

o Investment agreement with Trinity as the equity sponsor. The investment agreement contemplates a $650 million equity investment which will represent approximately 31 per cent of the fully diluted equity of a newly formed holding company. Trinity will hold 49 per cent of the votes that may be cast on any matter upon which shareholders are generally entitled to vote.

         The above financing facilities are subject to a number of conditions, requirements and approvals relating to the Corporation's restructuring and its financial condition. There can be no assurance that the Corporation will meet all of the conditions, requirements and approvals which will allow it to realize the proceeds from the financing facilities.

         From January 1, 2004 through to March 26, 2004, the Corporation made payments of approximately US$100 million to lessors pertaining to 2003 aircraft lease obligations following the successful renegotiation of these lease agreements.

         As per the Monitor's twenty-second report dated March 24, 2004, the Corporation's estimated obligations arising subsequent to April 1, 2003 (post-filing liabilities) and estimated obligations to customers for advance ticket sales, were approximately $2 billion as at February 29, 2004. The post-filing liabilities included trade credit, accrued and unpaid aircraft lease charges, trust amounts which are not yet due and, accordingly, have not been remitted, indebtedness relating to post-filing credit facilities and accrued and unpaid payroll and other employee-related charges.

         As at April 1, 2004, the Corporation's combined cash balance, measured on the basis of cash in its Canadian and United States bank accounts, amounted to an estimated $910 million.

         Refer to Note 1 to the Consolidated Financial Statements for additional information.

PENSION PLANS

         On March 21, 2003, OSFI issued a direction of compliance ordering Air Canada to make contributions in excess of the amounts contemplated in its most recent filed actuarial valuations. Specifically, Air Canada was directed to remit contributions approximately equal to the contribution holidays taken in 2002, amounting to approximately $105 million, and to cease taking any future contribution holidays. OSFI further directed Air Canada to prepare and file new actuarial valuations as at January 1, 2003 which management believes would have triggered additional funding obligations.

         Pursuant to Air Canada's filing for court protection from its creditors under CCAA, the Court ordered Air Canada to suspend contributions to funded pension plans, pending further order of the Court. In December 2003, the Court amended its original order to permit certain contributions to be remitted representing 2003 current service costs. As a result, the Corporation made contributions of $101 million in December, 2003, and $31 million in January, 2004. Benefit payments from the Corporation sponsored plans continue to be made in accordance with plan requirements.

         Air Canada and representatives of the unionized employees, non-unionized employees and retirees have come to an agreement with respect to the funding of the pension deficit which includes a provision for a funding schedule over a 10-year period whereas current regulations require it to be funded by equal payments over a maximum period of five years from the date of valuation. The parties have sought the support of OSFI for a recommendation to the federal government that it adopt the regulations necessary to give effect to the 10-year funding plan. Trinity has advised that this agreement is satisfactory only in the context of a restructuring of Air Canada's pension and benefit plans that is acceptable to it.

DEBT AND CAPITAL LEASE OBLIGATIONS

         As at December 31, 2003, Air Canada had debt and capital lease obligations of $505 million, including current portion, and a cash and cash equivalents balance of $670 million. A significant portion of the Corporation's 2002 long-term and subordinated perpetual debt and capital lease obligations (including current portion) has been reclassified under "liabilities subject to compromise". This compared to long-term and subordinated perpetual debt and capital lease obligations of $4.7 billion as at December 31, 2002, including current portion, and a cash and cash equivalents balance of $558 million. At December 31, 2003, "liabilities subject to compromise" amounted to an estimated $5.3 billion. These represent liabilities incurred prior to April 1, 2003 that will be dealt with as claims under CCAA as well as claims arising out of renegotiated and repudiated leases and contracts. Refer to Note 10 to the Consolidated Financial Statements for additional information.

OPERATING LEASE OBLIGATIONS

         In addition to the debt obligations described above, as at December 31, 2003, Air Canada had obligations to make payments under operating leases relating to aircraft and other property. As disclosed in Note 18 to the Consolidated Financial Statements, the future minimum lease payments under these operating leases amounted to $5.4 billion using year-end exchange rates and include amended lease payments on renegotiated leases where all terms and conditions have been met as at March 26, 2004. For those leases still under renegotiation and those renegotiated leases, including GECC, where all terms and conditions have not been met, payments as specified in the original leases have been reflected. Once all terms and conditions have been met, these rates will be reduced. As at December 31, 2003, these aircraft lease agreements are accounted for as operating leases in accordance with GAAP in Canada.

AIRCRAFT COMMITMENTS

         As at December 31, 2003, the Corporation had commitments to purchase two narrowbody and five widebody Airbus aircraft. On March 19, 2004, the Court approved an amended agreement between Airbus and Air Canada with respect to these aircraft deliveries. The agreement provides for the purchase of two Airbus A340-500 aircraft and their financing. Payments under the commitments total US$174 million, net of all credits and other amounts on deposit allocated by Airbus to the purchase. The settlement also includes the cancellation of two Airbus A321 deliveries and the deferred delivery to 2010 of three Airbus A340-600 aircraft with unilateral cancellation rights in favour of Air Canada. As part of the settlement, Airbus has retained $44 million of progress payments representing contractual termination and residual value guarantee fees. A further amount of approximately $47 million remains available to be applied against future aircraft orders under certain conditions. Airbus has agreed to waive any claim against Air Canada during the CCAA process.

         In December 2003, the Corporation signed a memorandum of understanding with Bombardier and Embraer, respectively, for the purchase of regional jet aircraft. The Bombardier order is comprised of 15 CRJ 200 aircraft and 30 CRJ 705 aircraft. The Embraer order is for 45 ERJ 190 aircraft. The Bombardier CRJ

200 aircraft are scheduled for delivery in 2004 and 2005, the Bombardier CRJ 705 aircraft in 2005 and 2006 and the Embraer ERJ 190 aircraft in 2005 through 2008. These aircraft orders are subject to finalizing the purchase agreements. Embraer and Bombardier have each agreed to provide secured financing on commercial terms satisfactory to Air Canada. On February 19, 2004, the Court approved the payment of non-refundable deposits up to an aggregate amount of US$55 million pursuant to the Bombardier and Embraer aircraft purchase agreements. The expected aggregate cost of these aircraft approximates US$2 billion. The final purchase agreements are subject to approval by the Court.

         In addition, pursuant to the Global Restructuring Agreement with GECC, which is conditional on emergence from the protection of CCAA, Air Canada has committed to purchase, on or before September 30, 2004, two leased Boeing 747-400 aircraft from GECC for an aggregate amount approximately equal to the sum of US$246 million plus imputed interest to the date of purchase and a breakage amount. GECC has agreed to provide financing relating to this purchase. The estimated fair market value of these two aircraft is approximately US$89 million. Refer to Note 1 and Note 18 to the Consolidated Financial Statements for additional details.

COMMITTED PAYMENT OBLIGATIONS

         The following is a table of committed payment obligations as at December 31, 2003 relating to debt and capital leases and aircraft and other commitments as described in Note 9 and Note 18 to the Consolidated Financial Statements.


                                                              2004      2005       2006       2007       2008
                                                            ----------------------------------------------------
                                                                               ($ millions)
Debt repayments (1)                                              128        20         20         20         23
Capital lease principal repayments (1)                            45        16         38         60          9
Lufthansa Cooperation Agreement                                   16        16         16         16         16
Operating leases of aircraft -
   Renegotiated and in effect (2)                                707       650        571        570        435
Operating leases of aircraft - Other (3)                         185       136        127        127        123
Property operating leases                                         72        58         51         48         47
Other property & equipment (4)                                    42        --         --         --         --
                                                            ----------------------------------------------------
Total                                                          1,195       896        823        841        653
                                                            ========================================== =========


(1)  Principal repayment requirements on non-compromised debt only.
(2)  Rental payments reflect renegotiated lease rates.
(3) Rental payments reflect original contract lease rates as renegotiated leases are conditional on the Corporation's successful emergence from Court protection under CCAA.
(4)  Includes property, ground equipment and spare parts.

         US dollars denominated obligations are converted at year-end exchange rates.

         The above table does not include aircraft commitments discussed in the preceding section, nor does it include normal ongoing contracts for the provision of goods and services to the Corporation. The Corporation has or is in the process of revising contracts with numerous suppliers and contractors relating to the provision of these goods and services.

ADJUSTING 2001-2003 RESULTS FOR SIGNIFICANT ITEMS (a)
-------------------------------------------------

         The following tables adjust 2001 through 2003 reported results for significant items described herein. The 2003 adjusted loss before foreign exchange on non-compromised long-term monetary items and income taxes was $798 million and the adjusted net loss was $649 million. The 2002 adjusted loss before foreign exchange on long-term monetary items and income taxes was $397 million and adjusted net loss was $438 million, compared to adjusted losses of $1,037 million and $914 million respectively in 2001.

(a) Due to the significant events facing Air Canada in 2003 and in the prior years, it is particularly relevant to view the financial results on a more normalized basis. Air Canada supplements reported GAAP results with an analysis of earnings (losses) adjusted for significant items (referred to herein as adjusted earnings (losses) or non-GAAP earnings (losses)) as described on pages 40 and 41. These significant items, which are not reflective of the underlying financial performance of the Corporation from ongoing operations, have been removed from reported earnings (losses).

     Adjusted earnings (losses) are not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted earnings (losses) measures in the context of Air Canada's GAAP results, as described in the following reconciliation.

-------------------------------------------------



                                                                  Provisions on
                                                                  Aircraft and
                                                                Inventory Values,       Restructuring
                                                   Actual     Non-recurring Labour      Items, Gains/      ADJUSTED
($ millions)                                        GAAP        Expenses and Tax      Losses and Other     NON-GAAP
unaudited, except for actual results               Results     Valuation Allowance    Significant Items     RESULTS
----------------------------------------------------------------------------------------------------------------------
2003
Operating revenues                                   8,368               --                 --                8,368
Operating expenses                                   9,052               --                 --                9,052
                                                 ---------------------------------------------------------------------
Operating loss before the
  undernoted item                                     (684)              --                 --                 (684)
Reorganization and restructuring items              (1,050)              --              1,050                    -
Non-operating income (expense)                        (282)             165                  3 (1)             (114)
                                                 ---------------------------------------------------------------------

Income (loss) before foreign exchange
  on non-compromised long-term
  monetary items and income taxes                   (2,016)             165              1,053                 (798)
Foreign exchange on non-compromised
  long-term monetary items                             137               --                 --                  137
Recovery of income taxes                                12               --                 --                   12
                                                 ---------------------------------------------------------------------
Income (loss) for the year                          (1,867)             165              1,053                 (649)
                                                 =====================================================================





2002
Operating revenues                                   9,826               --                 --                9,826
Operating expenses                                  10,018               --                 --               10,018
                                                 ---------------------------------------------------------------------
Operating loss before the                                                --                 --
  undernoted item                                     (192)                                                    (192)
Non-recurring labour expenses                           26              (26)                --                   --
Non-operating income (expense)                        (166)              32                (71) (2)            (205)
                                                 ---------------------------------------------------------------------
Income (loss) before foreign exchange
  on non-compromised long-term
  monetary items and income taxes                     (384)              58                (71)                (397)
Foreign exchange on non-compromised
  long-term monetary items                             (60)              --                 --                  (60)
Recovery of income taxes                                16                3                 --                   19
Tax valuation allowance                               (400)             400                 --                    -
                                                 ---------------------------------------------------------------------
Income (loss) for the year                            (828)             461                (71)                (438)
                                                 =====================================================================



ADJUSTING 2001-2003 RESULTS FOR SIGNIFICANT ITEMS (cont'd)
-------------------------------------------------

                                                                  Provisions on
                                                                  Aircraft and
                                                                Inventory Values,       Restructuring
                                                   Actual     Non-recurring Labour      Items, Gains/      ADJUSTED
($ millions)                                        GAAP        Expenses and Tax      Losses and Other     NON-GAAP
unaudited, except for actual results               Results     Valuation Allowance    Significant Items     RESULTS
------------------------------------------------ ------------ ---------------------- -------------------- ------------
2001 (3)
Operating revenues                                   9,611               --                  --               9,611
Operating expenses                                  10,342               --                  --              10,342
                                                 ------------ ---------------------- -------------------- ------------
Operating loss                                        (731)              --                  --                (731)
Non-operating income (expense)                        (234)             176               (248) (4)            (306)
                                                 ------------ ---------------------- -------------------- ------------
Income (loss) before foreign exchange
  on non-compromised long-term
  monetary items and income taxes                     (965)             176                (248)             (1,037)
Foreign exchange on non-compromised
  long-term monetary items                             (20)              --                  --                 (20)
Recovery of (provision for) income taxes               123              (13)                 33                 143
Tax valuation allowance                               (453)             453                  --                  --
                                                 ------------ ---------------------- -------------------- ------------
Income (loss) for the year                          (1,315)             616                (215)               (914)
                                                 ============ ====================== ==================== ============



(1)    2003 net loss on sale of and provisions on other assets $3 million
       ($3 million after tax).
(2) 2002 loss on asset sales $10 million ($10 million after tax); charge for September 11 government assistance claim $37 million; and 2002 gains on purchase of debt $118 million, for a total net gain of $71 million ($71 million after tax).
(3) In 2001, Air Canada estimated and previously presented that $163 million of operating income was lost in the September 11 to 30, 2001 period as a result of the September 11 terrorist attacks and subsequent events. This estimate has not been included in the tables above as it is not possible to accurately estimate the continuing impact of the September 2001 events on 2002 results and therefore it is not possible to provide a proper year-over-year comparison.
(4) 2001 gains on asset sales $91 million ($64 million after tax); gains on purchase of debt $52 million ($49 million after tax); and expected government assistance claim re September 11 airspace closure $105 million ($102 million after tax); for a total net gain of $248 million ($215 million after tax).

FLEET STATUS
------------

OPERATING FLEET

         Air Canada's Mainline total fleet and operating fleet, excluding Jazz aircraft, at December 31, 2003, was as described below:


                                                               AVERAGE
                                TOTAL          NUMBER           AGE OF                     OPERATING     OPERATING
                               NUMBER            OF           OPERATING     OPERATING      AIRCRAFT-     AIRCRAFT-
                                 OF           OPERATING        AIRCRAFT      AIRCRAFT-      CAPITAL      OPERATING
                              AIRCRAFT      AIRCRAFT (1)       (YEARS)        OWNED          LEASE       LEASE (2)
                            ----------------------------------------------------------------------------------------
WIDEBODY AIRCRAFT
Airbus A340-300                    9               9               6.5            -             -              9
Airbus A330-300                    8               8               3.2            -             -              8
Boeing 747-400                     3               3              12.5            -             -              3
Boeing 747-200                     3               -               -              -             -              -
Boeing 767-300                    30              30              10.4            -             4             26
Boeing 767-200                    20              13              17.8            9             -              4

NARROWBODY AIRCRAFT
Airbus A321                       13              13               2.9            -             -             13
Airbus A320                       52              52              10.8            -             -             52
Airbus A319                       48              48               5.0            -             -             48
Boeing 737-200 (2)                16              13              22.6            -             3             10
DC-9                              18               -               -              -             -              -
Canadair Regional Jet             25              25               8.2            -             -             25
                            ----------------------------------------------------------------------------------------
TOTAL AIRCRAFT                   245             214               9.3            9             7            198
                            ========================================================================================



(1) Excludes three owned Boeing 747-200, seven owned Boeing 767-200, 18 owned DC-9 and three owned Boeing 737-200 aircraft which were permanently removed from service. Certain owned permanently parked aircraft were available for sale as at December 31, 2003.
(2) ZIP operated with 13 Boeing 737-200 aircraft which are included in the Mainline fleet.

         In 2003, Air Canada took delivery of five aircraft under long-term operating leases. During 2003, 32 aircraft were repudiated or returned to lessors.

         Since December 31, 2003, an additional Boeing 737-200 aircraft has been repudiated.

         The average age of the Mainline operating fleet was 9.3 years as at December 31, 2003.

         Jazz's total fleet and operating fleet at December 31, 2003 was as described below:


                                        TOTAL           NUMBER          AVERAGE                       TOTAL
                                       NUMBER             OF            AGE OF         TOTAL        AIRCRAFT-
                                         OF            OPERATING       OPERATING     AIRCRAFT-      OPERATING
                                    AIRCRAFT (1)     AIRCRAFT (2)        FLEET       OWNED (1)      LEASE (1)
                                                                        (YEARS)
                                   -----------------------------------------------------------------------------
JAZZ
Canadair Regional Jet                     10              10               5.1             -            10
British Aerospace BAe 146                 10              10              14.8             -            10
de Havilland DHC-8-300                    26              26              13.8            17             9
de Havilland DHC-8-100                    55              48              15.5            47             8
                                   ------------------------------------------------------------------------------
TOTAL AIRCRAFT                           101              94              13.9            64            37
                                   ==============================================================================


(1) Includes aircraft owned by the Corporation and its subsidiaries except for five owned Beech 1900D aircraft which have been leased by Wingco to third party airlines operating under capacity purchase agreements and five Jetstream aircraft which have been repudiated in 2003. Also excludes 27 Fokker F28 aircraft of which 26 have been permanently retired and are available for sale, and one of which is subleased to a third party.
(2) Excludes four leased Dash 8-100 aircraft pending return to lessor and three owned Dash 8-100 which have been leased to a third party.

         During 2003, three Dash 8-100 aircraft were returned to lessors. Since December 31, 2003, eight additional Dash 8-100 aircraft have been returned to lessors.

         The average age of Jazz's operating fleet was 13.9 years as at December 31, 2003.

EMPLOYEES

         During 2003, the Corporation had an average of 35,730 employees, measured on a full-time equivalent (FTE) basis, representing a reduction of an average of 3,865 FTE employees or 10 per cent from 2002.

         In the fourth quarter of 2003, the Corporation had an average of 33,124 FTE employees, down 6,872 FTE employees or 17 per cent from the prior year, as described below:


                                                                Average            Average
                                                                  FTE                FTE
                                                               Employees          Employees                     %
Employee Group                          Union (1)             4th Qtr 2003    4th Qtr 2002 (2)    Change      Change
-----------------------------------------------------------------------------------------------------------------------
MAINLINE-RELATED
Management & administrative             n/a                        3,614           4,723          (1,109)        (23)
    support employees
Pilots                                  ACPA                       2,830           3,100            (270)         (9)
Flight attendants                       CUPE                       5,898           6,789            (891)        (13)
Customer sales & service                CAW / IBT                  4,899           6,303          (1,404)        (22)
agents
Ramp & cargo employees                  IAMAW                      4,769           5,428            (659)        (12)
Technical Services                      IAMAW / other              5,459           6,830          (1,371)        (20)
    maintenance employees
U.K. unionized employees                AMICUS/TGWU                  743             850            (107)        (13)
Other unionized employees               various                      681             820            (139)        (17)
Other                                   n/a                          305             362             (57)        (16)
                                                             --------------- ------------------ -----------

TOTAL MAINLINE-RELATED                                            29,198          35,205          (6,007)        (17)

AIR CANADA JAZZ AND OTHER               various                    3,926           4,791            (865)        (18)
    SUBSIDIARIES
                                                             --------------- ------------------ -----------

TOTAL CONSOLIDATED                                                33,124          39,996          (6,872)        (17)
                                                             =============== ================== ===========


(1) ACPA: Air Canada Pilots' Association; CUPE: Canadian Union of Public Employees; CAW: National Automobile, Aerospace, Transportation and General Workers Union of Canada; IBT: International Brotherhood of Teamsters;
     IAMAW: International Association of Machinists and Aerospace Workers; TGWU:
     Transport and General Workers' Union.
(2) Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

         During 2001-2003, the Corporation reduced employee counts as shown below:

AVERAGE NUMBER OF FTE EMPLOYEES

2003

Q1        39,319
Q2        36,798
Q3        33,680
Q4        33,124

2002

Q1        38,440
Q2        39,941
Q3        40,006
Q4        39,996

2001

Q1        44,841
Q2        43,425
Q3        42,614
Q4        39,480

[tabluar presentation of graphic display]


         Following the acquisition of Canadian Airlines in 2000, Air Canada embarked upon the most complex corporate integration program in Canadian aviation history.

         As a result of the events of September 11, 2001, Air Canada reduced flying capacity and employee levels in the fourth quarter of 2001 and in the first quarter of 2002.

         As part of its restructuring activities, in June 30, 2003, the Corporation announced the ratification of all Air Canada's Canadian-based amended labour agreements, including those of Air Canada Jazz. In addition, by the end of July 2003, all non-Canadian based labour groups had agreed to new labour agreements. The implementation of the unionized workforce reduction plan emanating from the ratified agreements is expected to be substantially completed by mid-2004. The implementation of the workforce reduction plan pertaining to the Corporation's non-unionized workforce began in May 2003 and is expected to continue in 2004. A significant reduction in FTE employees has been achieved through the implementation of these plans.

QUARTERLY RESULTS FOR 2003 AND 2002

         The table below describes quarterly operating and net results for the years 2003 and 2002, together with major operating statistics:

                Quarterly Financial Data - Condensed Consolidated
                      $ millions (except per share figures)


                                                 2003                                            2002
                             ---------------------------------------------- ------------------------------------------------
                                 Q1       Q2       Q3        Q4       Year      Q1        Q2        Q3       Q4      Year
Passenger revenues            1,745    1,597    1,901     1,615      6,858   1,857     2,164     2,336    1,833      8,190
Cargo revenues                  144      122      122       131        519     130       141       154      160        585
Other revenues                  322      233      205       231        991     299       247       255      250      1,051
                             -------- -------- --------- --------- -------- --------- --------- -------- --------- ---------
Operating revenues            2,211    1,952    2,228     1,977      8,368   2,286     2,552     2,745    2,243      9,826

Operating expenses            2,565    2,222    2,211     2,054      9,052   2,446     2,490     2,577    2,505     10,018
                             -------- -------- --------- --------- -------- --------- --------- -------- --------- ---------

Operating income (loss)
  before the undernoted
  items                        (354)    (270)      17       (77)      (684)   (160)       62       168     (262)      (192)

Non-recurring labour
  expenses                        -        -        -         -          -       0         0         0      (26)       (26)
Reorganization and
  restructuring items             -     (217)    (273)     (560)    (1,050)      -         -         -        -          -

Non-operating
  income (expense)              (61)     (69)     (20)     (132)      (282)    (86)      (46)       37      (71)      (166)
                             -------- -------- --------- --------- -------- --------- --------- -------- --------- ---------
Income (loss) before
  foreign exchange on
  non-compromised
  long-term monetary
  items and income
  taxes                        (415)    (556)    (276)     (769)    (2,016)   (246)       16       205     (359)      (384)

Foreign exchange on
  non-compromised
  long-term monetary
  items                         132       (4)      16        (7)       137      21        19       (86)     (14)       (60)
                             -------- -------- --------- --------- -------- --------- --------- -------- --------- ---------
Income (loss) before
  income taxes                 (283)    (560)    (260)     (776)    (1,879)   (225)       35       119     (373)      (444)

Recovery of (provision
  for) income taxes              13       (6)      (3)        8         12       6        (5)        6     (391)      (384)
                             -------- -------- --------- --------- -------- --------- --------- -------- --------- ---------

Net income (loss)              (270)    (566)    (263)     (768)    (1,867)   (219)       30       125     (764)      (828)
                             ======== ======== ========= ========= ======== ========= ========= ======== ========= =========
Earnings (loss)
   Per share -  basic        (2.25)    (4.70)   (2.18)   (6.39)    (15.53)  (1.83)      0.25      1.04   (6.35)      (6.89)
                    -        (2.25)    (4.70)   (2.18)   (6.39)    (15.53)  (1.83)      0.23      0.91   (6.35)      (6.89)
diluted



                                                 2003                                            2002
                             ---------------------------------------------- ------------------------------------------------
                                 Q1       Q2       Q3        Q4       Year      Q1        Q2        Q3       Q4      Year

Quarterly Operating Statistics - Consolidated Operations
--------------------------------------------------------
Revenue passenger
  miles (millions)           9,586     9,073   11,617     9,289    39,565   10,213    11,511    13,282    9,701    44,707
Available seat miles
  (millions)                13,310    12,579   15,156    13,115    54,160   13,636    15,358    17,311   13,864    60,169
Passenger load
   factor (%)                  72.0      72.1     76.6     70.8      73.1      74.9      75.0      76.7    70.0      74.3


Quarterly Operating Statistics - Mainline-related Operations

Revenue passenger
   miles (millions)           9,186     8,653   11,171    8,878     37,888    9,853    11,086    12,877   9,319    43,135
     Domestic                 2,599     2,886    3,801    2,847     12,133    2,952     3,480     3,979   2,902    13,313
     International            6,587     5,767    7,370    6,031     25,755    6,901     7,606     8,898   6,417    29,822

Available seat miles
    (millions)               12,626    11,889   14,416   12,409     51,340   12,970    14,587    16,587  13,181    57,325
   Domestic                   3,648     4,108    5,124    4,066     16,946    3,883     4,683     5,378   4,220    18,164
   International              8,978     7,781    9,292    8,343     34,394    9,087     9,904    11,209   8,961    39,161

Passenger load
   factor (%)                   72.8      72.8    77.5      71.5       73.8     76.0      76.0     77.6     70.7     75.2
   Domestic                     71.2      70.3    74.2      70.0       71.6     76.0      74.3     74.0     68.8     73.3
   International                73.4      74.1    79.3      72.3       74.9     75.9      76.8     79.4     71.6     76.2


QUARTERLY ANALYSIS OF RESULTS

         Revenues for 2003 were significantly impacted by a number of external events and factors, notably the SARS crisis, the war in Iraq and increased competition. First quarter 2003 consolidated passenger revenues declined $112 million or 6 per cent from the same period in 2002 due to increased competition, the build-up of the war in Iraq and the first stage of the SARS crisis. This revenue decline escalated significantly in the second quarter with the outbreak of SARS in the spring and a second outbreak in May. Passenger revenues in the second quarter decreased $567 million or 26 per cent from the prior year. During this quarter, the Corporation reduced ASM capacity by 18 per cent versus the prior year. In addition to the SARS crisis, increased low-cost competition, the lingering adverse effect on passenger volumes from the war in Iraq and a weak economy were contributing factors. The third quarter passenger revenue decline of $435 million or 19 per cent from the prior year represented a modest improvement from the 26 per cent revenue decline recorded in the second quarter. However, because the SARS crisis peaked when travelers were firming up summer travel plans, passenger revenues for the third quarter of 2003 were still significantly impacted. In anticipation of the weak traffic environment, the Corporation reduced ASM capacity by 12 per cent in the third quarter and passenger traffic declined 13 per cent compared to the prior year. Compared to prior quarters, consumer demand improved in the fourth quarter. Passenger traffic declined only 4 per cent versus the fourth quarter of 2002. However, in the fourth quarter, North American passenger revenues still continued to show a large decline year-over-year. As a result of the current low-fare environment in Canada and the Corporation taking initiatives to stimulate traffic, domestic yield declined 11 per cent. US transborder showed a yield decline of 7 per cent and a traffic decline of 14 per cent reflecting a very competitive market with increased US carrier capacity over last year.

         Significant progress was made during the year in reducing costs and making permanent structural changes. In the second half of 2003, operating expenses were down $817 million or 16 per cent from 2002 levels. For the last six months of 2003, Mainline-related unit cost was 7 per cent below 2002 with a 10 per cent reduction to Mainline-related ASM capacity.

         First quarter 2003 consolidated operating expenses were up $119 million or 5 per cent on a 2 per cent reduction to ASM capacity. This increase was mainly as a result of higher fuel prices, increased salaries, wages and benefits expense and higher aircraft maintenance materials expense.

         Beginning in the second quarter of 2003, expense reductions were recorded in numerous areas due to reduced flying activity, expense savings through cost cutting and operational efficiencies and the impact of having successfully restructured, on a permanent basis, a significant portion of operating costs, including salaries and wages across all employee groups in Canada and renegotiation of many aircraft leases. For the second quarter, operating expenses were down $268 million or 11 per cent on an 18 per cent reduction to ASM capacity.

         In the third and fourth quarters of 2003, significant progress was made in further reducing operating costs in line with Air Canada's restructuring plan. In the third quarter of 2003, consolidated operating expenses were reduced by $366 million or 14 per cent on a 12 per cent reduction to ASM capacity and reflected decreases in most major expense categories. Fourth quarter operating expenses were down $451 million or 18 per cent compared to the fourth quarter of 2002 on an ASM capacity reduction of 5 per cent.

FOURTH QUARTER ANALYSIS OF RESULTS

         For the fourth quarter ended December 31, 2003, Air Canada reported an operating loss before reorganization and restructuring items of $77 million. This compared to an operating loss before non-recurring labour expenses of $262 million in the same quarter of 2002. Operating revenues were down $266 million or 12 per cent. North American passenger revenues accounted for $197 million of the year-over-year decline. Operating expenses were reduced by $451 million or 18 per cent in the quarter on an ASM capacity reduction of 5 per cent. This significant progress in reducing operating expenses is due to reduced flying and to the Corporation's restructuring activities which have resulted in permanent structural changes.

         As a result of restructuring under CCAA, the Corporation has and will continue to record a number of significant reorganization and restructuring items directly associated with the restructuring. In the quarter, reorganization and restructuring items amounted to $560 million.

         Including these reorganization and restructuring items of $560 million, the net loss was $768 million compared to a net loss of $764 million in the fourth quarter of 2002. In the fourth quarter of 2002, an income tax valuation allowance was recorded to reduce the value of the Mainline carrier's future income tax asset by its full carrying value of $400 million. This allowance had no impact on Air Canada's cash position or operating results.

OPERATING REVENUES

         For the quarter, consolidated passenger revenues declined $218 million or 12 per cent from the prior year. Increased competition in both Canada and the U.S. contributed to the decline of 8 per cent in yield per RPM. Passenger traffic, as measured by RPMs, was down 4 per cent on a 5 per cent reduction to capacity. RASM was down 7 per cent from the fourth quarter of 2002.

         Fourth quarter domestic passenger revenues were down $106 million or 13 per cent. Domestic passenger traffic was down 3 per cent and capacity was reduced by 5 percent. As a result of the current low-fare environment in Canada and the Corporation taking initiatives to stimulate traffic, domestic yield declined 11 per cent and domestic RASM decreased 8 per cent.

         US transborder passenger revenues were down $91 million or 20 per cent. Reflecting increased capacity and competitive pricing from US carriers, US transborder showed a traffic decline of 14 per cent on an 11 per cent reduction to capacity and a yield decline of 7 per cent. As a result, US transborder RASM was down by 9 per cent.

         Other international passenger revenues were $21 million or 4 per cent below the fourth quarter of 2002. Atlantic revenues declined 5 per cent reflecting a 5 per cent decrease in yield. Pacific revenues were down 13 per cent on a 13 per cent reduction to ASM capacity. South Pacific, Caribbean, Mexico and South America revenues were up 21 per cent reflecting a traffic increase of 25 per cent on an ASM capacity increase of 26 per cent. The growth is mainly from increased capacity to traditional leisure destinations as well as the addition of new routes to South America and other destinations.

         Cargo revenues decreased $29 million or 18 per cent due to decreased cargo demand, reduced flying and, to a lesser extent, lower yields.

         Other revenues were $19 million or 8 per cent lower largely as a result of reduced third party aircraft maintenance revenues in the Technical Services division.

         For the quarter, total operating revenues declined $266 million or 12 per cent compared to the fourth quarter of 2002.

OPERATING EXPENSES

         During the quarter, Air Canada paid all suppliers and creditors in accordance with established arrangements, with the exception of aircraft lease payments to certain aircraft lessors with whom renegotiated leases had not been completed and substantially all unsecured debt principal repayments and interest.

         While under CCAA, the Corporation is revising its cost structure, including labour costs, supplier contracts and leasing arrangements. As new agreements are reached, the Corporation reflects the revised cost in its operating expenses with the exception of certain aircraft lease amendments which are conditional upon successful emergence from CCAA. In the case of these aircraft lease amendments, the cost of the original agreement continues to be recorded in operating expenses even though the payments to the lessors reflect renegotiated rates.

         Significant progress was made in the quarter on further reducing operating costs in line with Air Canada's restructuring plan. Operating expenses were reduced $451 million or 18 per cent from the fourth quarter of 2002 on a 5 per cent reduction to consolidated capacity. Salaries and wage expense declined $138 million or 21 per cent reflecting a reduction of an average of 6,872 full-time equivalent (FTE) employees including changes to work rules as well as salary reductions for unionized and non-unionized labour groups. Employee benefits expense decreased $2 million or 2 per cent largely due to favourable adjustments recorded in the 2003 quarter, including a $10 million adjustment relating to an updated actuarial evaluation of workers' compensation liability, partly offset by higher pension and employee future benefits expenses. Fuel expense decreased $26 million or 8 per cent mainly due to reduced flying. Aircraft rent expense decreased $74 million or 26 per cent and included the impact of aircraft repudiations/returns, the reclassification of five operating leases to capital leases and renegotiated lease rates. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars. Aircraft maintenance materials and supplies expense was down $73 million or 48 per cent due to the removal of aircraft from the Mainline and Jazz operating fleets through aircraft repudiations/returns. Reduced flying activity also contributed to the decrease. Commission expense was down $23 million or 28 per cent reflecting reduced passenger revenues as well as the impact of increased direct passenger sales via the internet. Year-over-year cost reductions were recorded in other categories including communications and information technology, airport and navigation fees, food, beverages and supplies expenses and many other expense areas.

         Unit cost, as measured by operating expense per ASM, was 14 per cent below the fourth quarter of 2002 for the Mainline-related operations on a Mainline-related capacity decrease of 6 per cent.

REORGANIZATION AND RESTRUCTURING ITEMS

         As a result of CCAA filing, the Corporation is following accounting policies applicable to an entity under creditor protection. As per Note 2 to the 2003 Annual Consolidated Financial Statements, revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business have been reported separately as "reorganization and restructuring items".

         Reorganization and restructuring items totalling $560 million were recorded in the fourth quarter of 2003 and were comprised of: claims resulting from repudiated leases and contracts, residual value guarantees and aircraft rent expense amortization, labour-related and other items. Please refer to Note 7 to the 2003 Annual Consolidated Financial Statements for additional information.

NON-OPERATING EXPENSE

         As described in Note 2 to the 2003 Annual Consolidated Financial Statements, while the Corporation is under creditor protection, interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. Consequently, net interest expense decreased $40 million primarily due to the Corporation not recording interest expense on unsecured debt subject to compromise.

         A loss on sale of assets of $118 million was recorded in the fourth quarter of 2003 mainly related to provisions recorded on non-operating aircraft, inventory and other investments. In the 2002 quarter, the Corporation recorded net non-operating losses from aircraft provisions and asset sales of $34 million.

         Losses from foreign exchange on non-compromised long-term monetary items amounted to $7 million in the fourth quarter of 2003. This compared to a loss of $14 million in the same quarter of 2002. In 2003, foreign exchange adjustments on compromised debt are recorded as "reorganization and restructuring items" and amounted to a gain of $18 million in the quarter.

CASH FLOW

         As described in Note 1 to the 2003 Annual Consolidated Financial Statements, the Court stay order of April 1, 2003 enabled a moratorium on all aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. Rental payments have generally recommenced upon satisfactory renegotiation of the lease terms. In addition, on the basis of the order, the Corporation ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. As a result, cash used for operations is less than that it would have been had the CCAA filing not occurred. Consequently, cash used for operations is not directly comparable to the prior year.

         Cash flows used for operations amounted to $20 million in the quarter, a $216 million improvement from the 2002 quarter. This was mainly due to aircraft lease payments less than rent expense of $78 million, an improvement of $196 million in relation to the 2002 quarter, largely due to the moratorium on aircraft lease payments allowed under the Court order. The change in accounts receivable, advance ticket sales and spare parts, materials and supplies was an improvement of $12 million in relation to the 2002 quarter. In 2002, the Corporation had a cash inflow of $145 million from net recoveries of rebates on certain leased aircraft.

         In the fourth quarter of 2003, repayments of debt and capital lease obligations amounted to $108 million which included cash payments of principal in the amount of $95 million relating to a secured non-revolving term borrowing facility with CIBC.

         As at December 31, 2003, cash and cash equivalents amounted to $670 million.


CRITICAL ACCOUNTING ESTIMATES
-----------------------------

         Critical accounting estimates are those that are most important to the portrayal of the Corporation's financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

         The Corporation has identified the following critical accounting policies utilized in the preparation of these financial statements:

AIR TRANSPORTATION REVENUES

         Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

         The Corporation performs regular evaluations on the liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results which are different from estimates, however, these differences have historically not been material. Customer behaviour, pricing policies and other factors may result in changes impacting these estimates.

EMPLOYEE FUTURE BENEFITS

         The significant policies related to employee future benefits, consistent with Canadian Institute of Chartered Accountants #3461 - "Employee Future Benefits" (CICA 3461), are as follows:

o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

o An adjusted market value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under this method, realized and unrealized gains and losses arising during a given year are spread on a straight-line basis over four years.

o Past service costs are amortized on a straight-line basis over the Expected Average Remaining Service Life (EARSL) of the employees. Unamortized past service costs as at December 31, 2003 amounted to $707 million.

o Cumulative unrecognized net actuarial gains and losses in excess of 10 per cent of the greater of the projected benefit obligation or adjusted market value of plan assets at the beginning of the year are amortized over EARSL. Unamortized negative balances may be recognized immediately so that the accrued pension asset does not exceed the expected future benefit. Unrecognized net actuarial losses as at December 31, 2003 totalled $1,360 million.

         Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the current period benefit expense:



                                                                          2003             2002            2001
                                                                     ---------------- --------------- ---------------
Weighted Average Assumptions
----------------------------
Discount rate as at December 31                                           6.00%             6.50%          6.50%
Expected return on plan assets                                            7.50%             8.00%          8.00%
Rate of compensation increase as at December 31                           4.00%             4.25%          4.25%


DISCOUNT RATE

         The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated AA or better with cash flows that approximately match the timing and amount of expected benefit payments.

EXPECTED RETURN ON ASSETS ASSUMPTION

         The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

ASSET ALLOCATION

         The actual and target allocations of the pension assets are as follows:

                                                                                                 Target
                                         January 1, 2003           December 31, 2003           Allocation
                                     ------------------------ ---------------------------- -------------------
Equity                                        60.4%                      64.8%                     65.0%
Real Estate                                    0.7%                       0.3%                      0.0%
Bonds and Mortgages                           35.9%                      32.9%                     35.0%
Short-term and Other                           3.0%                       2.0%                      0.0%
                                     ------------------------ ---------------------------- -------------------
Total                                        100.0%                     100.0%                    100.0%
                                     ======================== ============================ ===================

INVESTMENT POLICY

         For the Canadian Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The Investment Policy Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75 per cent over the long term.

         In addition to the target asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27 to 33 per cent of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50 per cent of the total return of the Scotia Capital Universe Bond Index and 50 per cent of the total return of the Scotia Capital Long Term Bond Index.

         Similar investment policies are established for the other pension plans sponsored by Air Canada.

BEST ESTIMATE OF EMPLOYER CONTRIBUTIONS

         Based upon an agreement, subject to approval of OSFI, between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Canadian registered plans, the estimated 2004 contributions are as follows:


                                                                              2004 Contributions
                                                                           --------------------------
                                                                                 ($ millions)
       Current service cost for registered pension plans                                112
       Past service cost for registered pension plans                                    83
       Other pension arrangements                                                        49
                                                                           --------------------------
       Total                                                                            244
                                                                           ==========================


SENSITIVITY ANALYSIS

         Sensitivity analysis on the Corporation's 2003 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

                                                                                 0.25 percentage point
Impact on 2003 Pension Expense                                              Increase                Decrease
------------------------------                                       -----------------------------------------------
                                                                                      ($ millions)
Discount rate on obligation assumption                                             (13)                  16
Long-term rate of return on plan assets assumption                                 (19)                  20


         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10 per cent annual rate of increase in the per capital cost of covered health care benefits was assumed for 2003 (2002 10.75 per cent). The rate is assumed to decrease gradually to 5 per cent by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $2 million and the obligation by $26 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 million and the obligation by $31 million.

         In 2003, as a result of the Corporation's review of the impact of the reduction in the level of employees as part of the CCAA restructuring program on its pension liability and expense, the Corporation recorded a pension curtailment charge of $128 million. The charge is calculated based upon the impact the reduction in the level of employees had on the expected average remaining service life of the active employees.

         Upon emergence from CCAA, under fresh start reporting, all unamortized past service costs, net actuarial losses and net transition obligations, will be written off and the Corporation will record only the funded status of the plans as at the date of emergence. At that time, all assumptions used in the calculations will be revalidated.

PROPERTY AND EQUIPMENT

         Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value and the present value of those lease payments. Property and equipment is carried at the lesser of amortized cost and the net recoverable amount. As at December 31, 2003, the net book value of the Corporation's property and equipment totalled $1,771 million.

         Operating property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15 per cent estimated residual values. Regional aircraft and flight equipment are depreciated over 20 years, with 20 per cent estimated residual values. Aircraft reconfiguration costs are amortized over three years. Aircraft introduction costs are amortized over four years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

         Buildings are depreciated over their useful lives not exceeding 30 years on a straight line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease.

         Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on the Corporation's historical experience with regards to the sale of both aircraft and spare parts, as well as future based valuations prepared by independent third parties.

         The Corporation's policy is to recognize an impairment charge when an asset's carrying value exceeds its undiscounted future cash flows. In 2003, the Corporation recorded provisions of $165 million (2002 $32 million, 2001 $176 million) related mainly to non-operating aircraft and spare parts. These provisions are based on management's best estimate of the net recoverable value of aircraft and spare parts.

         Under certain aircraft lease agreements, the Corporation may be required to provide residual value support not exceeding $856 million. This amount is based on lease agreements, including lease agreements entered into subsequent to December 31, 2003, that are not conditional on emergence from CCAA and where relevant conditions precedent in the memoranda of understanding have been met. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable.

LOYALTY PROGRAM

         The Corporation's loyalty program, Aeroplan, awards mileage credits to passengers who fly on Air Canada, ZIP, Jazz, Star Alliance carriers and certain other airlines that participate in the program. Additionally, Aeroplan awards mileage credits to members for the purchase of goods and services from participating non-airline partners. In all cases, the outstanding mileage credits may be redeemed for travel on, or goods and services from, any participant in the program.

         The incremental cost, including items such as fuel, insurance, food and other on-board costs, of providing travel awards for mileage credits earned through air travel is charged to expense when the mileage credits are issued. The incremental costs do not include any contribution to overhead or profit. A change to these cost estimates could have a significant impact on the liability in the period of change as well as in future periods.

         The proceeds from the sale of mileage credits to third parties are deferred and recognized as revenue as these credits are redeemed. The Corporation performs regular evaluations on the liability which may result in certain adjustments being recognized as revenue.

         The current portion of incremental cost and the current portion of deferred revenue liabilities are included in accounts payable. The determination of the current portion is based on management's estimate as to the portion of the liabilities that will be extinguished in the next twelve months. The remainder of the liabilities is carried in other long-term liabilities.

         At December 31, 2003, Air Canada's estimated outstanding number of mileage credits was approximately 185 billion, as compared to substantially the same number at the end of the prior year. Management has recorded a liability of $748 million for the estimated number of mileage credits expected to be redeemed. A change to the estimate of mileage credits expected to be redeemed could have a significant impact on the liability in the period of change and in future periods.

         In 2003, 29 billion mileage credits (2002 30 billion) were redeemed on Air Canada. These numbers represent the number of mileage credits redeemed for which travel was actually provided and not the number of seats that were allocated to award travel. These redemptions represented 10 per cent of Air Canada's total revenue passenger miles in 2003 (2002 9 per cent). Inventory controls over seat allocations keeps displacement of revenue passengers to a minimum. Total mileage credits redeemed for travel on Air Canada in 2003, including awards and upgrades, represented 67 per cent of the total mileage credits redeemed, of which 64 per cent were used for travel within the U.S. and Canada. In addition to the awards issued for travel on Air Canada, approximately 30 per cent of the total mileage credits redeemed in 2003 were used for travel on partner airlines and 3 per cent were used for goods and services from non-airline partners.

         A change to either the redemption patterns of the mileage credits or the award options provided could have a significant impact on the Corporation's revenues in the year of change as well as in future years.

FUTURE INCOME TAXES

         The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

         Future income tax assets are recognized to the extent that realization is considered more likely than not. The Corporation has determined that it is more likely than not that the future income tax assets are not recoverable. Accordingly, the Corporation has provided a valuation allowance against the future tax assets. The future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. Upon emergence from the CCAA proceedings, it is reasonably possible that these future tax deductions may change.

IMPAIRMENT OF LONG-LIVED ASSETS

         The Corporation's policy for property equipment and intangible assets other than indefinite life intangibles and goodwill is to recognize an impairment charge when an asset's carrying value exceeds its undiscounted future cash flows. The related asset is written down to its net recoverable amount representing under discounted future cash flows.

         Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3062 - Goodwill and Other Intangibles (CICA 3062), which no longer permits the amortization of goodwill and other indefinite life intangibles but subjects these assets to fair value impairment tests on at least an annual basis. As required by CICA 3062, goodwill, with a recorded value of $510 as at December 31, 2003, was tested for impairment and it was determined that no impairment had occurred. Any impairment of goodwill would be recognized as an expense in the period of impairment.

         Indefinite life route rights and slot purchase costs, with a recorded value of $84 million as at December 31, 2003, are also subject to annual impairment tests under CICA 3062. The fair value of indefinite life route rights and slot purchase costs, and any impairment of that value, was assessed by reference to cash flows and it was determined that no impairment had occurred. Any impairment would be recognized as an expense in the period of impairment.

ADOPTION OF ACCOUNTING POLICIES
-------------------------------

         If the Corporation emerges from CCAA proceedings and there is a substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Corporation, or a successor, will be based on the fair values of such assets and liabilities. Under Canadian GAAP, goodwill is not permitted to be recognized on a financial reorganization and there will be material adjustments to other assets and liabilities of the Corporation on the basis of fair valuing assets and liabilities in accordance with fresh start reporting.

         In 2004, the Corporation will adopt the following accounting policy changes:

o Accounting Guideline 13 - Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants (CICA) effective January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting and the discontinuance of hedge accounting. The Corporation's current accounting policies related to hedging activities are not expected to change on the adoption of AcG 13. Concurrent with the adoption of AcG 13, the Corporation will adopt the Emerging Issues Committee ("EIC") abstract 128 - Accounting for trading, Speculative, or Non-Hedging Derivative Financial Instruments. EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income.

o CICA 1100 - Generally Accepted Accounting Principles effective January 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian generally accepted accounting principles and its sources. The effect of any change in accounting policy made on adopting this section is applied, however, the Corporation does not expect any changes in accounting policy as a result of the adoption of CICA 1100.

o CICA 3063 - Impairment of Long-Lived Assets effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Corporation does not expect any impairment loss to be recorded as a direct result of the adoption of CICA 3063.

o    In June 2003, the Accounting Standards Board issued Accounting Guideline 15
     - Consolidation of Variable Interest Entities (AcG 15). AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In January 2004, the Accounting Standards Board issued a notice reaffirming its intention that AcG 15 be harmonized with US GAAP guidance and, given amendments to the US GAAP guidance, the Accounting Standards Board advised that it was planning on issuing amendments to AcG 15 with a view that the amended AcG 15 would be effective for periods beginning on or after November 1, 2004. As the Corporation has entered into financing transactions with arms length special purpose entities with respect to a total of 62 aircraft, it continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under both Canadian and US GAAP.

         Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, accounting standard amendments related to foreign exchange on long-term monetary items as prescribed by the Canadian Institute of Chartered Accountants standard #1650 - Foreign Currency Translation (CICA 1650). For 2001, the impact of CICA 1650 was a charge to deficit of $522 million to write off December 31, 2001 deferred foreign exchange losses on long-term and perpetual debt. This accounting standard has increased the volatility of earnings in periods of significant fluctuation in foreign currency exchange rates relative to the Canadian dollar.

         Refer to Note 2 to the Consolidated Financial Statements for additional information.


RISK MANAGEMENT
---------------

         Prior to CCAA filing on April 1, 2003, the Corporation managed its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments for the purpose of hedging existing commitments or obligations, not for generating trading profits. Most hedging took place within a one-year time horizon and was principally in support of cash management activities. Longer term hedging was done infrequently and essentially supported financing activities. Foreign exchange hedging activities were conducted in accordance with Air Canada's approved Foreign Exchange Risk Management Policy. As a result of the CCAA filing and defaults under the related agreements, the majority of the outstanding derivative contracts were terminated by the third parties. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur.

         Air Canada has an ongoing operational requirement for US dollars to cover various expenses such as fuel, aircraft materials, interest and aircraft lease payments as well as debt repayments. The Corporation generally obtains US dollars from operations as well as by buying dollars on the spot and on forward exchange markets and through the conversion of other foreign currency surpluses into US dollars. At December 31, 2003, none of the net projected operational requirement for US dollars in 2004 was covered by forward exchange contracts.

         In 2003, aircraft fuel represented 14 per cent of the total operating expenses of the Corporation. Prior to April 1, 2003, the Corporation entered into contracts, not exceeding two years, with unrelated creditworthy financial intermediaries and oil companies to manage its exposure to crude oil and fuel price volatility. In 2003, all contracts were terminated by the third parties and, as at December 31, 2003, none of the Corporation's 2004 fuel consumption was hedged. Based on 2003 volumes, a US$1 per barrel movement in the average price of crude oil (for example, a deterioration from an average of US$35.00 to US$36.00 per barrel of WTI) would have resulted in an approximate CDN$28 million change in 2003 fuel expense for Air Canada assuming that flying capacity remained unchanged and that refining spreads between WTI and jet fuel as well as foreign exchange rates remained constant.

          Post-September 11, 2001, the level of third party war risk liability insurance was limited to US$50 million by aviation insurers. The Government of Canada is continuing to provide an indemnity for essential aviation service operators which, in Canada, includes air carriers, airports and NAV CANADA, amongst others, which restored the war risk liability coverage to what existed previously. The government indemnity is considered a temporary measure, until such time as a longer term commercially accepted alternative solution is found. In accordance with our established risk management practice, Air Canada continues to maintain adequate levels of insurance to protect the Corporation's assets and operational exposures. Such insurance is comparable to insurance coverage carried by other major international airlines.

SENSITIVITY OF CONSOLIDATED AIRLINE RESULTS

          Financial results of the Corporation are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating assumptions would generally have had on the Corporation's consolidated 2003 operating results. These guidelines were derived from 2003 levels of activity and make use of management estimates. The impacts are not additive, do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of the Corporation.

          Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

----------------------------------- ---------- -------------- ------------------------------- -------------
CONSOLIDATED                                                                                   ESTIMATED
                                                                                               OPERATING
                                                   2003                SENSITIVITY               INCOME
KEY VARIABLE                         ROUTES       MEASURE                 FACTOR                 IMPACT
----------------------------------- ---------- -------------- ------------------------------- -------------
REVENUE MEASURES                                                                              ($ millions)
----------------
Passenger yield per RPM                System           17.3  1% change in                           58
  (cents)                              Canada           21.7  yield per RPM                          25

Traffic (RPMs) (millions)              System         39,565  1% change in traffic                   51
                                       Canada         13,393                                         22

Passenger load factor (%)              System           73.1  1 percentage point change              70

RASM (cents)                           System          12.63  1% change in RASM                      55
----------------------------------- ---------- -------------- ------------------------------- -------------
COST MEASURES
Labour & benefit expenses                             $2,828  1% change                              28
($ millions)

Fuel - WTI price                                    US$30.87  US$1/barrel change to WTI              28
(US$/barrel)

Fuel - Jet fuel price                                   37.0  1% change                              12
(CDN cents/litre)

Cost per ASM (cents)                                   16.71  1% change                              91
----------------------------------- ---------- -------------- ------------------------------- -------------
CURRENCY EXCHANGE
Canada to US (CDN$)                                    $1.40  CDN1(cent)change (e.g. $1.32 to         7
                                                              $1.31 CDN dollar)
----------------------------------- ---------- -------------- ------------------------------- -------------


RISK FACTORS
------------

TERRORIST ATTACKS

         In the wake of the September 11, 2001 terrorist attacks and continuing terrorist activity, notably in the Middle East, Southeast Asia and Europe, there is ongoing uncertainty in the minds of the traveling public as to possible terrorist attacks. The occurrence of a major terrorist attack (whether domestic or international and whether involving Air Canada or another carrier) would have a significantly unfavorable impact on passenger demand for air travel and on the number of passengers travelling on Air Canada's flights. Any resulting reduction in passenger revenues would have a material adverse impact on Air Canada's business, results from operations and financial condition.

SEVERE ACUTE RESPIRATORY SYNDROME (SARS) OR OTHER EPIDEMIC DISEASES

         Further to the international outbreaks of SARS in 2003, the World Health Organization (the "WHO") issued, on April 23, 2003, a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada.

         The WHO travel advisory relating to Toronto and the international SARS outbreak had a significant unfavourable impact on passenger demand for air travel destinations served by Air Canada and on the number of passengers traveling on Air Canada's flights and resulted in a major negative impact on traffic on the entire network. A further outbreak of SARS or of another epidemic disease (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) would have a further significantly unfavorable impact on passenger demand for air travel and on the number of passengers travelling on Air Canada's flights. The resulting reduction in traffic on Air Canada's network would have a material adverse impact on Air Canada's business, results from operations and financial condition.

ECONOMIC AND GEOPOLITICAL CONDITIONS

         Economic and geopolitical conditions have a significant impact on the demand for air transportation. Airline operating results are sensitive to the cyclical nature of the economy and political events. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. Air Canada is not able to predict with certainty market conditions and the fares it will charge. Customer expectations are changing rapidly and the demand for lower fares may limit revenue opportunities. An unsustained recovery in economic growth in North America would have the effect of reducing demand for air travel in Canada and, together with the other factors discussed herein, could materially adversely impact Air Canada's profitability. Any prolonged or severe weakness of the economy would have a material adverse effect on Air Canada's business, results from operations and financial condition, especially given Air Canada's substantial fixed cost structure.

EMPLOYEE RELATIONS

         Most of Air Canada's employees are unionized and new collective bargaining agreements covering Air Canada's unionized employees were recently concluded. The collective bargaining agreements are subject to expiry in the future and, if Air Canada is unable to renew these agreements as they become subject to renegotiation from time to time, it could result in work stoppages and other labour disturbances which could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, labour problems at Air Canada's Star Alliance partners, including Lufthansa and United Airlines, could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

PENSION PLANS

         Canadian federal pension legislation requires that the funded status of the registered pension plans be determined periodically on both a going concern basis (i.e., essentially assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination). Although there would not ordinarily have been a requirement to file formal actuarial valuations on the majority of Air Canada's registered plans in 2003, the deterioration in their solvency position in 2002 triggered a direction by OSFI, the federal pension regulator, in March 2003 to file such valuations by April 30, 2003. The regulator further directed that Air Canada remit to the plans additional contributions beyond those recommended by the actuary in the last-filed valuations. Air Canada did not comply with either such regulatory demands prior to April 1, 2003.

         Where an actuarial valuation reveals a solvency deficiency, current regulations require it to be funded by equal payments over a maximum period of five years from the date of valuation. The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

         If Air Canada were required to make significant additional contributions to amortize the estimated solvency shortfall in accordance with current regulations, this could have a material adverse impact on Air Canada's business, results from operations and financial position. Accordingly, Air Canada proposed in mid-2003 that the federal government amend the regulations to extend the solvency deficiency amortization period from five years to ten years. There can be no assurance that OSFI and the federal government will agree to this extended period.

FEDERAL COURT OF APPEAL JUDGMENT

         The Federal Court of Appeal released a judgment on March 18, 2004 allowing the appeal of the Canadian Human Rights Commission and the Canadian Union of Public Employees (CUPE) from the Trial Division's and Canadian Human Rights Tribunal's (CHRT) concurrent decisions regarding the preliminary issue as to whether Air Canada pilots, flight attendants and technical operations personnel are in the same "establishment" for the purposes of pay equity. CUPE filed complaints in 1991 and 1992 against Air Canada and Canadian Airlines International Ltd. (CAIL) alleging wage discrimination against the predominantly female flight attendants, as compared to two predominantly male employee groups
- pilots and technical operations personnel. The CHRT and the Trial Division of the Federal Court found that the three employee groups were not in the same establishment and that therefore the complaints could not proceed. The Federal Court of Appeal overturned this ruling and found that the three employee groups are in the same establishment and that the complaints should proceed on the merits. Should these complaints succeed, the cost would be very significant and Air Canada's results of operations and financial condition could be adversely impacted.

FUEL COSTS

         Fuel costs represent a major portion of Air Canada's operating costs. Fuel prices fluctuate widely depending on international market conditions, political events and the US dollar/Canadian dollar exchange rate. During 2003 and the first quarter of 2004, fuel prices remained at historically high levels. Should fuel prices continue to be at near record levels, such prices could have a material adverse impact on Air Canada's costs and profitability. Any prolonged increase in crude oil or fuel prices as a result of war, terrorist attacks, fuel shortage, geopolitical events or otherwise, would have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, Air Canada may be unable to hedge the risks associated with fluctuations of fuel prices.

COMPETITION

         The Corporation operates within a highly competitive industry. Over the past few years, Canadian low-cost airlines have significantly expanded in many of Air Canada's key domestic markets. In addition, several of these Canadian carriers as well as their US equivalent have entered or announced their interest to enter the transborder US market. Specifically, Jetsgo operates flights to Florida, Las Vegas and New York, and Canjet has flights to Florida, Chicago and New York. WestJet has announced plans to start regular scheduled services in October 2004 to Los Angeles, California and Florida. In the fourth quarter of 2004, WestJet is planning to add seasonal services to Phoenix, Arizona and Palm Springs, California. If these carriers are successful in their expansion or if other carriers enter Air Canada's markets, this could have a material adverse effect on Air Canada's business, results from operations and financial condition.

         On March 30, 2004, Jetsgo, a domestic competitor, announced that it would launch an hourly shuttle service between Toronto and Montreal effective April 19, 2004 with some 14 flights each way between Montreal and Toronto. During the summer months of July and August, frequency between the two cities would be eight flights a day each way, being the number of flights currently offered by Jetsgo as at the date of the announcement.

         In addition, US carriers currently operate routes in Air Canada's transborder market and, following the events of September 11, 2001, introduced numerous transborder non-stop services. If additional US carriers were to enter Air Canada's transborder market or if US carriers were to introduce additional transborder services, this could have a material adverse effect on Air Canada's business, financial condition and results of operations. In addition, Air Canada's ability to reduce its fares to compete with other carriers may be limited by government initiatives to encourage competition, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

REGULATORY MATTERS

         The airline industry is subject to extensive Canadian and foreign government regulations relating to security, competition and airline safety, as well as to local, provincial, territorial, federal and international environmental laws. Additional laws and regulations may be proposed from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional limitations by governments, the Competition Tribunal or other Governmental Entities may have a material adverse effect on Air Canada's business, results from operations or financial condition. Air Canada cannot give any assurances that new regulations or revisions to the existing regulations, that are materially adverse to Air Canada's operations, will not be adopted.

         In July 2000, the Government of Canada amended the Canada Transportation Act, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. The legislation increased the powers of the Canadian Transportation Agency with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, the legislation granted new powers to the Competition Bureau concerning "abuse of dominance" in the airline industry.

         In the latter regard, in February 2001, the Competition Bureau released for consultation, draft guidelines outlining the approach it proposed to take in enforcing the "abuse of dominance" provisions of the Competition Act for the airline industry. These guidelines, if implemented, would set out, among other things, how the Competition Bureau would calculate whether Air Canada was operating or increasing capacity at fares that do not cover the avoidable cost of providing the services. They would also describe uses of commissions, incentives, loyalty programs or corporate discounts that would be regarded as anti-competitive. The implementation of any of these limitations may have a material adverse effect on Air Canada's business, results from operations and financial condition.

         The Competition Bureau has indicated that it will not finalize the guidelines until the Competition Tribunal has reached a decision in a case brought in March 2001 by the Commissioner of Competition under the "abuse of dominance" provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada if such fares would not cover its avoidable costs of providing this service. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases, Phase I of which was a technical exercise involving a review of all of Air Canada's costs over time periods from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The Competition Tribunal released its reasons on findings regarding Phase I on July 22, 2003. Although the decision does not constitute a determination that Air Canada breached the Competition Act by abusing its dominant position, which is an issue to be determined in Phase II of the application, the broadly crafted avoidable cost test adopted by the Competition Tribunal in its July 22, 2003 decision could be materially adverse to Air Canada and could impose unworkable constraints on its operations.

         If the Commissioner of Competition commences inquiries or brings similar applications with respect to other significant competitive domestic routes and such applications are successful, it could have a material adverse effect on Air Canada's results from operations and financial condition.

THIRD PARTY WAR RISK INSURANCE

         There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it is currently providing to Air Canada and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity, Air Canada and other industry participants would have to turn to the commercial insurance market to seek such coverage. Such coverage could cost Air Canada in excess of $20 million per annum. Alternative solutions such as that envisioned by the International Civil Aviation Organization (ICAO) do not appear to be developing as planned, due to actions taken by other countries and the recent availability of commercial insurance. ICAO's plan is to set-up a non-profit making single purpose insurance company which would cover third party war liability in excess of US$50 million. Initial support would be provided by the various governments, with their respective contributions based on their ICAO contribution percentage. Airlines would pay a premium on a per passenger segment basis. The US Federal Government has set up its own facility to provide war risk coverage to U.S. carriers, thus removing themselves as a key component of the ICAO plan.

CASUALTY LOSSES

         Due to the nature of its business, Air Canada may be subject to liability claims arising out of accidents or disasters involving aircraft on which Air Canada's customers are traveling or involving aircraft of other carriers maintained or repaired by Air Canada, including claims for serious personal injury or death. Although Air Canada believes that it maintains adequate insurance in respect of such risks, there can be no assurance that the insurance coverage will be sufficient to cover one or more large claims. Additionally, any accident or disaster involving one of Air Canada's aircraft or an aircraft of another carrier maintained or repaired by Air Canada could significantly harm Air Canada's reputation for safety, which would have a material adverse effect on Air Canada's business, results from operations and financial condition.

FOREIGN EXCHANGE

         The financial results of airlines with international operations are highly sensitive to fluctuations in foreign exchange rates and Air Canada's financial results are sensitive to the changing value of the Canadian dollar. In particular, Air Canada has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. For a CDN$0.01 change in the Canadian/US dollar exchange rate, there is an estimated $7 million impact on operating income. Air Canada incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of Air Canada relative to its US competitors and could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, Air Canada may be unable to hedge the risks associated with fluctuations in foreign exchange rates.

SEASONAL NATURE OF THE BUSINESS

         Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Air Canada has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

GTAA RISK FACTORS

         A dispute exists between Air Canada and the GTAA regarding Air Canada's right to fixed preferential use of the 14 covered gates available at Terminal 1 New at Toronto's Pearson International Airport upon the opening of such new terminal scheduled for April 6, 2004. While Air Canada was granted access to such gates by an order of the Court dated February 23, 2004, there is a risk that the GTAA may seek to withdraw such access after Air Canada emerges from CCAA protection. Should Air Canada fail to obtain injunctive relief to prevent this from occurring, there is a risk that Air Canada could be required to gate domestic passengers at Pearson, its principal hub, in more than one terminal. Air Canada has estimated that the inefficiencies and revenue losses flowing from split domestic operations at Pearson could have a material adverse impact on financial results.

AIRPORT USER FEES

         With the privatization of airports over the last several years, the new airport authorities have imposed significant increases in airport user fees. If airport authorities continue to increase their fees at the rate at which they have increased them in the past, it could negatively impact Air Canada's business, results from operations and financial condition.

         Similarly, if airport navigation fees continue to increase at the rate at which they have increased in the past, it would negatively impact Air Canada's business, results from operations and financial conditions.

NEED FOR ADDITIONAL CAPITAL

         Air Canada is facing a number of challenges in its current business operations, including uncertain economic conditions, high fuel prices and increased competition from transborder and low-fare domestic carriers. Air Canada is endeavouring to address these issues, improve cash flows and rebuild cash reserves through many initiatives including implementation of its new product strategy, strict cost control measures and the raising of additional funds from financing transactions.

         There can be no assurance that, following the implementation of the Plan, Air Canada and ACE will be able to obtain, on a timely basis, sufficient funds on terms acceptable to them to provide adequate liquidity and to finance the operating and capital expenditures necessary to implement their business strategy if cash flow from operations and cash on hand are insufficient. Furthermore, the Global Restructuring Agreement and the investment agreement between Air Canada and Trinity (the Investment Agreement) contain a number of conditions precedent that may not be met.

         Failure to generate additional funds, whether from operations or additional debt or equity financings, may require Air Canada and ACE to delay or abandon some or all of their anticipated expenditures or to modify their business strategy, which could have a material adverse effect on Air Canada's business. Furthermore, the ability of competitors to raise money more easily and on more acceptable terms could create a competitive disadvantage for Air Canada and ACE.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

         The new financing arrangements entered into by Air Canada contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, Air Canada's and, after emergence from CCAA proceedings, ACE's ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the new financing arrangements require Air Canada and, after emergence from CCAA proceedings, ACE to maintain certain financial ratios. Any future borrowings are also likely to be subject to covenants which limit Air Canada's and, after emergence from CCAA proceedings, ACE's operating and financial flexibility. If Air Canada or ACE fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the new financing arrangements could foreclose upon all or substantially all of the assets of ACE, Air Canada and its subsidiaries, which secure the obligations of ACE and Air Canada.

         The ability of Air Canada and, after emergence from CCAA proceedings, ACE to make scheduled payments under their indebtedness will depend on, among other things, the future operating performance of Air Canada and its ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors many of which are beyond Air Canada's or ACE's control.

OUTLOOK
-------

         Air Canada's outlook is dependent upon the outcome of the restructuring process and the implementation of its restructuring plan amongst other factors . Based on recent statistics and trends, Air Canada anticipates improved operating results, measured on a year-over-year basis, resulting from cost reductions, the operational and financial restructuring initiatives implemented during CCAA and a recovery from the adverse impact of the SARS outbreak in 2003. However, future results will be significantly impacted by record high crude oil and jet fuel prices, should these prices continue to be in effect for the remainder of 2004. Subject to a number of conditions, approvals and agreements, Air Canada expects to emerge from CCAA in 2004. Total capacity for the year 2004 (as measured in ASMs) is planned to increase modestly from 2003 levels and passenger revenues are projected to improve from 2003.

         Air Canada's future operational and financial performance is also dependent on resolution of a number of issues such as those relating to pension, the Court process, stakeholder interests, amongst others. Please refer to Risk Factors for potential risks and uncertainties.

SUBSEQUENT EVENTS
-----------------

         On April 2, 2004, Trinity Time Investments Limited announced that it will not seek an extension after April 30 of its Investment Agreement with Air Canada. Further, and effective immediately, it has released Air Canada from its exclusivity obligations to Trinity Time, enabling Air Canada to open discussions with other prospective investors. As indicated on page 35, Air Canada has approximately $910 million of available cash. Trinity's announcement does not detract from Air Canada's ability to continue its current operations while identifying alternative equity arrangements.

         Trinity's announcement states that the decisions it has taken do not preclude its participation in Air Canada if circumstances change sufficiently to meet the concerns identified by Trinity in its announcement. These concerns include important aspects of the arrangements with Air Canada's labour unions.

         It continues to be Air Canada's intention to complete its restructuring and emerge successfully from CCAA protection as soon as reasonably possible. Substantial progress has been made already. Air Canada will consider both alternative equity investment arrangements as well as consider solutions to the concerns raised by Trinity.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the "SEC") as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 (the "U.S. Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In connection with this Annual Report on Form 40-F, the Registrant's Management, with the participation of its President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer (the "Executive Officers"), must evaluate the Registrant's disclosure controls and procedures as of December 31, 2003 (the "Evaluation Date").

As a Canadian foreign private issuer within the meaning of Rule 3b-4 under the U.S. Exchange Act, the Registrant prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and also prepares a reconciliation of such consolidated financial statements to United States generally accepted accounting principles ("U.S. GAAP"). As described in Document No. 3 to this Annual Report, during the preparation of the U.S. GAAP reconciliation for the fiscal year ended December 31, 2003, the Registrant identified certain adjustments relating to its U.S. GAAP reconciliation for prior fiscal years. As a result, the U.S. GAAP information as at and for the fiscal years ended December 31, 2002 and 2001 has been restated, together with the opening deficit as at January 1, 2001. The adjustments relate to the amortization of deferred gains on aircraft sale-leaseback transactions that included a residual value guarantee and the accrual of the expected deficiency of residual value guarantees over the remaining lease term. The restatement does not affect the Registrant's primary Canadian GAAP consolidated financial statements.

The relevant accounting guidance, which gave rise to the restatement to the U.S. GAAP information, was released in 1986 (EITF 86-17) and 1996 (EITF 96-21). The Registrant is responsible for the preparation and presentation of its consolidated financial statements. From the time the Registrant began preparing a U.S. GAAP reconciliation of its consolidated financial statements in 1995 and until 1999, the Registrant sought and received guidance from external advisors on U.S. GAAP, including the application of the appropriate accounting pronouncements in the complex area of lease accounting. In 2000, given the increasing complexity of the accounting environment, the Registrant took steps to expand its internal capacity to address U.S. GAAP issues related to lease accounting that would place significantly less reliance on outside guidance. Management did not revalidate the lease accounting policies previously established as it had no reason at that time to believe that the policies were deficient.

In connection with the Registrant's accounting review of lease modifications resulting from the lease restructuring that has occurred subsequent to the Registrant's filing for creditor protection under the Companies' Creditors Arrangements Act on April 1, 2003, the lease accounting policies established between 1995 and 1999 were found by Management to be deficient in identifying the issues that are the subject of the restatement. Management has modified its lease accounting policies to include the relevant U.S. GAAP guidance.

The Registrant's auditors have advised the Registrant's audit committee and Management that the circumstances described above reflect a material weakness in the Registrant's internal control over financial reporting. The weakness identified by the auditors relates to how the Registrant has been able to keep abreast of U.S. GAAP developments in lease accounting. As a result of the modification of the lease accounting policies described above, the Registrant believes that there was no material weakness as of the end of 2003.

The Registrant has not made any significant changes to its internal control over financial reporting as a result of the restatement, and the Registrant's auditors have not recommended that any changes be made to the Registrant's internal control over financial reporting as a result of the restatement. The unqualified opinion of the Registrant's auditors is included in Document No. 2 to this Annual Report.

On the basis of the foregoing, the Executive Officers have concluded that the Registrant's disclosure controls and procedures were effective as of the Evaluation Date to ensure that information required to be disclosed in the reports that the Registrant files and submits under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported as and when required, and that information required to be disclosed is accumulated and communicated to the Executive Officers to allow timely decisions regarding required disclosure.

B.       Changes in Internal Control Over Financial Reporting

Since the most recent evaluation of the Registrant's internal control over financial reporting, there has not been any significant change in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of  Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2003.

D.       Audit Committee Financial Expert

The Registrant's board of directors has determined that John C. Pope, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert, as that term is defined in
Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Pope is independent as that term is defined in Section 4200(a) of the rules of the Nasdaq Stock Market, Inc.

E.       Code of Ethics

The Registrant has adopted a Corporate Policy and Guidelines on Business Conduct (the "Code") that applies to all employees. The Registrant will provide a copy of the Code without charge to any person that requests a copy by contacting Air Canada's Secretary at the address that appears on the cover of this Annual Report.

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Registrant's principal accountant, for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by it for the audit of the Registrant's annual financial statements or services that are normally provided by it in connection with statutory and regulatory filings or engagements for such years were $1,179,714 and $1,714,074, respectively.

         Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2002 and 2003 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $406,600 and $507,000, respectively. Professional services provided included miscellaneous accounting advice and assistance, review of Air Canada's renegotiation of certain lease transactions, pension plan audits, accounting matters relating to the Registrant's filing for creditor protection under the Companies' Creditors Arrangement Act, and other items related to the audit.

         Tax Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2002 and 2003 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $97,000 and $35,000, respectively. Tax services provided included U.S. corporate income tax compliance, assistance with respect to corporate restructurings and various corporate tax consultations.

         All Other Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2002 and 2003 for products and services provided by it, other than the services reported in the preceding three paragraphs were $ nil and $ nil, respectively.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Registrant's auditor are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003", included as Document No. 4 to this Annual Report.

H.       Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003", included as Document No. 4 to this Annual Report.

I.       Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003", included as Document No. 4 to this Annual Report.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

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

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares and Class A Non-Voting Common Shares.

                                   EXHIBITS

The following exhibits are filed as part of this report:

Exhibit                      Title
Number


     1.      Consent of PricewaterhouseCoopers LLP

    31.      Certifications of CEO and CFO pursuant
             to Section 302 of the Sarbanes-Oxley
             Act of 2002

    32.      Certification of CEO and CFO pursuant to Section
             906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                  AIR CANADA


May 19, 2004                              By:  /s/ M.R. Peterson
                                               --------------------------------
                                          Name:   M. R. Peterson
                                          Title:  Executive Vice President and
                                                    Chief Financial Officer

                                 EXHIBIT INDEX



  Number            Document
  ------            --------

     1.         Consent of PricewaterhouseCoopers LLP

    31. Certifications of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    32. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002